As filed with the Securities and Exchange Commission on June 10, 2011

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EPAM SYSTEMS, INC.

(Exact Name of registrant as Specified in Its Charter)

Delaware	7371	223536104
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

EPAM Systems, Inc.

41 University Drive,

Suite 202

Newtown, Pennsylvania 18940

267-759-9000 (t)

(Address, Including Zip Code, and Telephone Number, Including Area Code, of registrant’s Principal Executive Offices)

Arkadiy Dobkin

Chairman, CEO and President

EPAM Systems, Inc.

41 University Drive,

Suite 202

Newtown, Pennsylvania 18940

267-759-9000 (t)

267-759-8989 (f)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joseph A. Hall Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000 (t) (212) 701-5800 (f)	Kirk A. Davenport II Keith L. Halverstam Latham & Watkins LLP 885 Third Avenue New York New York 10022 (212) 906-1200 (t) (212) 751-4864 (f)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $.001 per share	$100,000,000	$11,610

(1)	Includes shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 10, 2011

PRELIMINARY PROSPECTUS

            Shares

EPAM Systems, Inc.

Common Stock

$         per share

This is the initial public offering of our common stock. We are selling          shares of common stock and the selling stockholders named in this prospectus are selling          shares. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We currently expect the initial public offering price to be between $         and $         per share of common stock.

We have applied to have the common stock listed on the              under the symbol “EPAM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to EPAM Systems, Inc. (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We and certain selling stockholders have granted the underwriters the right to purchase an additional          shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about             , 2011 through the book-entry facilities of the Depository Trust Company.

Citi	UBS Investment Bank	Barclays Capital	Renaissance Securities (Cyprus) Limited

Stifel Nicolaus Weisel

                    , 2011

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, nor the underwriters, have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

In this prospectus, “EPAM,” “EPAM Systems, Inc.,” the “company,” “we,” “us” and “our” refer to EPAM Systems, Inc. and its consolidated subsidiaries.

The Commonwealth of Independent States, or CIS, comprised of constituents of the former U.S.S.R., includes Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan.

Central and Eastern Europe, or CEE, includes Albania, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Republic of Macedonia, Romania, Russia, Serbia and Montenegro, Slovakia, Slovenia, the former Yugoslav Republic of Macedonia, Turkey and Ukraine.

i

“EPAM” is a trademark of EPAM Systems, Inc. “CMMI” is a trademark of the Software Engineering Institute of Carnegie Mellon University. “ISO 9001:2000” and “ISO 27001:2005” are trademarks of the International Organization for Standardization. All other trademarks and servicemarks used herein are the property of their respective owners.

The Gartner Report described herein, or the Gartner Report, represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Report are subject to change without notice.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. The projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates included in this prospectus.

NON-GAAP FINANCIAL MEASURES

Adjusted net income, as presented in this prospectus, is a supplemental measure of our net income, the most comparable GAAP measure, that is not required by, or presented in accordance with, accounting principles generally accepted in the United States of America, referred to as GAAP.

To supplement our net income presented in accordance with GAAP, we use the non-GAAP financial measure of adjusted net income, which is adjusted from net income, the most comparable GAAP measure, to exclude stock-based compensation and certain other items. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that excluding items such as stock-based compensation, legal settlement costs, acquired intangible amortization and write-off and recovery, helps investors compare our operating performance with our results in prior periods and compare us and similar companies. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations.

This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and the consolidated financial statements and notes to those statements.

Our Company

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. These companies produce advanced software and technology products that demand sophisticated software engineering talent, tools, methodologies and infrastructure to deliver solutions that support functionality and configurability to sustain multiple generations of platform innovation. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry “verticals.” This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our historical core competency is full lifecycle software development services including design and prototyping, product development and testing, component design and integration, product deployment, performance tuning, porting and cross-platform migration. Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. We also have client management locations in the United States, United Kingdom, Germany, Sweden, Russia, Switzerland and Kazakhstan. We are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE. This certification is a widely recognized auditing standard developed by the American Institute of Certified Public Accountants, or AICPA, and it serves as additional assurance to our clients that are required to validate the controls in place to protect the security of their sensitive data.

We believe the quality of our employees underpins our success and serves as a key point of differentiation in how we deliver a superior value proposition to our clients. Our highly-skilled information technology, or IT, professionals, combined with our extensive experience in delivering custom solutions that meet our clients’ pressing business needs, has allowed us to develop a deep culture of software engineering excellence.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Representative companies among our top 30 clients include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. We maintain a geographically diverse client base with 52.8% of our 2010 revenues from clients located in North America, 26.4% from clients in Europe and 19.1% from clients in the CIS. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively.

Our revenues have grown from $69.8 million in 2006 to $221.8 million in 2010, representing a four-year compound annual growth rate, or CAGR, of 33.5%. Our net income has grown from $9.7 million to $28.3 million over the same period, representing a CAGR of 30.6%. For the quarter ended March 31, 2011, our revenues and net income were $72.8 million and $9.7 million, respectively, representing a 73.3% and 205.6% increase over the comparable period of the prior year.

Our Industry

Corporations are increasingly “offshoring” their research and development, or R&D, and software product development needs to respond to industry challenges. Offshore IT services providers, or IT services providers with substantial development and delivery operations outside a majority of their clients’ home countries, have enabled corporations to effectively respond to shrinking product lifecycles and increased global competition by streamlining development and improving time-to-market. The shortage of vertical-specific research and software product development talent and the favorable cost of offshore outsourcing resources continue to encourage organizations to increase outsourcing of their R&D and software product development spending. According to IDC, an independent third-party research firm, worldwide offshore R&D / software development services spending will grow at an estimated five-year CAGR of 11.8% through 2014 to $14.0 billion.

Many corporations throughout the world have found it difficult to access high-quality IT talent and, as such, the offshore outsourcing model has become an embedded component of IT services delivery. The demand for offshore outsourcing is driven by clients seeking not only cost-effective solutions, but also improved productivity and quality. Outsourcing can result in significant productivity improvement and operating cost reduction, as organizations choose IT services providers with specialized knowledge and processes. According to IDC, offshore IT services spending in the United States and Europe, the Middle East and Africa will grow at an estimated five-year CAGR of 6.1% through 2014 to $40.2 billion.

The growing acceptance of the offshore delivery model, beyond the traditional India-based IT services providers, has created significant opportunities for CEE-based IT services providers. CEE-based IT services providers now compete against the largest and more-established global IT services providers and have been recognized by independent third-party research firms such as IDC for providing complex IT services. As a result, according to the Central and Eastern European Outsourcing Association, the volume of IT outsourcing and custom software product development services exported from CEE was expected to increase between 10% and 30% in 2010, depending on the country. Factors contributing to this growth include the availability of highly-educated, multilingual IT professionals, the cultural compatibility with the European market and corporations diversifying their use of offshore IT services to multiple delivery locations and IT services providers.

Our Approach

Since our inception, we have focused on software product development, which we have refined through repeat, multi-year engagements with major ISVs, including three of the top seven ISVs by revenues according to Software Magazine. Unlike custom application development, which is usually tailored to very specific business requirements, software products of ISVs must be designed with a high level of product configurability and operational performance to address the needs of a diverse set of end-users working in multiple industries and operating in a variety of deployment environments. This demands a strong focus on upfront design and architecture, strict software engineering practices, and extensive testing procedures.

Our focus on software product development services for ISVs and technology companies requires high-quality software engineering talent, advanced knowledge of up-to-date methodologies and productivity tools, and strong project management practices. As a result, we have developed a culture focused on innovation, technology leadership and process excellence, which helps us maintain a strong reputation with our clients for technical expertise and high-quality project delivery.

Our work with ISVs and technology companies, including both global leaders in enterprise software platforms and emerging, innovative technology companies focusing on new trends, exposes us to their customers’ business and strategic challenges, allowing us to develop vertical-specific domain expertise. In this sense, our experience with ISV and technology company clients enables us to grow our business in multiple industries, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our Strengths and Strategies

Our objective is to be a leader in providing high-quality software engineering services for leading global ISVs and emerging technology companies, and use our accumulated technology and industry expertise to become a strategic vendor of choice for delivering complex software solutions and other complimentary and diversified IT services to industry-leading companies across a range of verticals. We continue to leverage the following core strengths and strategies to achieve this objective:

•

Strengthen technical expertise. We have spent over a decade working with industry-leading ISVs and technology companies to develop various key features of their product portfolios. Our focus on complex software product development has shaped key aspects of our service offerings as well as our culture of software engineering excellence, enabling us to accelerate expansion of our services into other key industry verticals. We plan to continue focusing on software engineering services for industry-leading ISVs and emerging technology companies to further develop our technical expertise and advance our knowledge of new software engineering and technology trends.

•

Deepen vertical expertise. We have traditionally focused on enterprises that are technology- and information-centric, where our deep software development expertise is highly valued. To further enhance our client solutions in each of our verticals, we have recruited IT professionals with significant industry expertise and understanding of vertical-specific business operations and issues. We plan to continue enhancing our deep expertise in different verticals by recruiting IT professionals with industry expertise.

•

Attract, develop and retain highly-skilled employees. We place a high priority on attracting, training and retaining our employees, which we believe is integral to our continued ability to meet the challenges of the most complex software product development projects.

•

Develop and enhance scalable proprietary processes, applications and tools. To streamline and accelerate the software development process, we have created a full suite of proprietary software development lifecycle processes, applications and tools. From managing every aspect of a development project, to automated testing tools, to management and hosting options for delivered solutions, our applications and tools help ensure that our clients achieve faster turn-around times, high-quality results and superior value.

•

Selectively pursue strategic acquisitions. We have historically pursued strategic acquisitions focused on expanding our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise. Furthermore, as part of our strategy to expand our geographic footprint with high-quality global resources, we may pursue acquisitions of companies with significant presence in China, Latin America or elsewhere.

Risk Factors

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including the information set forth under “Risk Factors.” We believe our primary challenges are:

•

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially adversely affect our business, financial condition and results of operations.

•

If we fail to attract and retain highly-skilled IT professionals, we may not have the necessary resources to properly staff projects, and competition for such IT professionals could materially adversely affect our business, financial condition and results of operations.

•	Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.

•	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

•

Our revenues are highly dependent on clients primarily located in the United States and Europe. Worsening economic conditions or factors that negatively affect the economic health of the United States or Europe could materially adversely affect our business, financial condition and results of operations.

•	Emerging markets such as CIS and CEE countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

Corporate Information

EPAM Systems, Inc. was incorporated in the State of Delaware on December 18, 2002. Our predecessor entity was founded in 1993. Our principal executive offices are located at 41 University Drive, Suite 202, Newtown, Pennsylvania 18940 and our telephone number is 267-759-9000. We maintain a website at http://www.epam.com. Our website and the information accessible through our website are not incorporated into this prospectus or the registration statement of which it forms a part.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Total common stock offered in this offering	shares

Over-allotment option	shares

Common stock to be outstanding after this offering	shares (or shares if the over-allotment option is exercised in full)

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $ million (assuming no exercise of the underwriters’ over-allotment option). We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Proposed stock symbol	EPAM

Risk factors	See “Risk Factors” beginning on page 9 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Unless the context otherwise requires, all references to the number of our shares of common stock to be outstanding after this offering is based on             shares of common stock outstanding as of March 31, 2011, giving effect to (i) the             for             stock split to be effected immediately prior to completion of this offering and (ii) the conversion immediately prior to completion of this offering of all outstanding Series A-1, Series A-2 and Series A-3 convertible preferred stock into a total of             shares of common stock; and excluding:

•	shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $ per share; and

•	an aggregate of shares of common stock reserved for future issuance under our stock option plan of 2011.

Unless specifically stated otherwise, the information in this prospectus does not take into account the issuance of up to             shares of common stock which the underwriters have the option to purchase from us and certain selling stockholders solely to cover over-allotments.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated balance sheet data as of December 31, 2008 are derived from the audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the three months ended March 31, 2011 and 2010, and the consolidated balance sheet data as of March 31, 2011, are derived from the unaudited condensed consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of March 31, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$72,802	$42,007	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	45,505	26,186	132,528	88,027	91,205
Selling, general and administrative expenses	13,793	10,594	47,635	39,248	53,913
Depreciation and amortization expense	1,690	1,441	6,242	5,618	4,889
Other operating expenses, net	2	39	2,629	1,064	400

Income from operations	$11,812	$3,747	$32,790	$15,982	$10,225
Interest income	189	108	562	227	1,474
Interest (expense)	(2)	(49)	(76)	(185)	(129)
Foreign exchange (loss)	(134)	(582)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	$11,865	$3,224	$31,095	$14,407	$7,751
Provision for income taxes	2,123	36	2,787	879	3,701

Net income	$9,742	$3,188	$28,308	$13,528	$4,050

Earnings per share of common stock:
Basic (common)	$1.53	$1.59	$6.71	$1.87	$0.02
Basic (puttable common)	$1.53	$1.59	$6.71	$1.87	$0.02
Diluted (common)	$1.42	$1.51	$6.34	$1.79	$0.02
Diluted (puttable common)	$1.42	$1.51	$6.34	$1.79	$0.02
Shares used in calculation of earnings per share of common stock:
Basic (common)	2,132	2,133	2,132	2,090	2,006
Basic (puttable common)	7	21	18	19	14
Diluted (common)	2,515	2,371	2,414	2,309	2,247
Diluted (puttable common)	7	21	18	19	14
Pro forma earnings per share of common stock(1):
Basic
Diluted
Shares used in calculation of pro forma earnings per share of common stock:
Basic
Diluted
Other Data:
Adjusted net income(2)	$10,664	$3,737	$33,169	$16,834	$9,315

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the three months ended March 31, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.
(2)	To supplement our net income presented in accordance with GAAP, we use the non-GAAP financial measure of adjusted net income, which is adjusted from net income, the most comparable GAAP measure, to exclude stock-based compensation and certain other items. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that excluding items such as stock-based compensation, legal settlement costs, acquired intangible amortization and write-off and recovery specified below, helps investors compare our operating performance with our results in prior periods and compare us and similar companies. This non-GAAP financial measure is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations.

This non-GAAP financial measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. In addition, our calculation of this non-GAAP financial measure may be different from the calculation used by other companies, and therefore comparability may be limited.

The following table provides a reconciliation of net income to adjusted net income for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Reconciliation of Adjusted Net Income:
Net income	$9,742	$3,188	$28,308	$13,528	$4,050

Adjustments:
Stock-based compensation	714	298	2,939	2,411	2,797
Legal settlement(a)	—	—	2,609	—	—
Acquired intangible amortization	208	251	999	895	654
Write-off and recovery(b)	—	—	(1,686)	—	1,814

Adjusted net income	$10,664	$3,737	$33,169	$16,834	$9,315

(a)	In September 2010, the Company entered into a settlement agreement and release with a former officer and his related parties. See Note 15 to our audited consolidated financial statements included elsewhere in this prospectus.
(b)	Write-off and recovery is related to a single client receivable written off in 2008 and subsequently recovered in 2010.

	As of March 31,		As of December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$48,631	$32,850	$54,004	$52,927	$30,658
Accounts receivable, net	39,848	21,885	41,488	27,450	28,224
Unbilled revenues, net	34,832	22,073	23,883	13,952	9,777
Property and equipment, net	28,030	23,069	25,338	23,053	19,136
Total assets	180,273	118,596	170,858	135,407	106,924
Accrued expenses	10,379	6,513	15,031	4,928	7,103
Deferred revenue	4,284	3,449	5,151	4,417	990
Revolving line of credit	—	7,000	—	7,000	—
Total liabilities	33,603	25,386	35,900	30,196	18,793
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	70,669	68,172	68,377	87,413	82,990
Total stockholders’ equity	$75,669	$23,774	$66,249	$16,534	$4,098

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In particular, forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. See “Special Note Regarding Forward-Looking Statements.”

Risks Relating to Our Business

We may be unable to effectively manage our rapid growth, which could place significant strain on our management personnel, systems and resources. We may not be able to achieve anticipated growth, which could materially adversely affect our business, financial condition and results of operations.

We have experienced rapid growth and significantly expanded our business recently. Our revenues grew from $160.6 million in 2008 to $221.8 million in 2010 and from $42.0 million in the first quarter of 2010 to $72.8 million in the first quarter of 2011. In addition to organic growth, we have also grown through strategic acquisitions. As of March 31, 2011, we had 5,804 IT professionals, as compared to 2,890 IT professionals as of December 31, 2007. We intend to continue our expansion in the foreseeable future to pursue existing and potential market opportunities.

Our rapid growth has placed and will continue to place significant demands on our management and our administrative, operational and financial infrastructure. Continued expansion increases the challenges we face in:

•	recruiting, training and retaining sufficiently skilled IT professionals and management personnel;

•	adhering to and further improving our high-quality and process execution standards and maintaining high levels of client satisfaction;

•	managing a larger number of clients in a greater number of industries and locations;

•	maintaining effective oversight of personnel and delivery centers;

•	preserving our culture, values and entrepreneurial environment; and

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal systems.

Moreover, as we introduce new services or enter into new markets, we may face new market, technological and operational risks and challenges with which we are unfamiliar, and it may require substantial management efforts and skills to mitigate these risks and challenges. As a result of any of these problems associated with expansion, our business, financial condition and results of operations could be materially adversely affected. Furthermore, we may not be able to achieve anticipated growth, which could materially adversely affect our business, financial condition and results of operations.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects, and failure to successfully compete for such IT professionals could materially adversely affect our business, financial condition and results of operations.

Our success depends largely on the contributions of our IT professionals and our ability to attract and retain qualified IT professionals. Competition for IT professionals in the markets in which we operate can be intense and, accordingly, we may not be able to retain or hire all of the IT professionals necessary to meet our ongoing and future business needs. Any reductions in headcount for economic or business reasons, however temporary, could negatively affect our reputation as an employer and our ability to hire IT professionals to meet our business requirements.

The total attrition rates among our IT professionals who have worked for us for at least six months were 10.9%, 11.2% and 9.4% for 2008, 2009 and 2010, respectively. We may encounter higher attrition rates in the future. A significant increase in the attrition rate among IT professionals with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services. The competition for highly-skilled IT professionals may require us to increase salaries, and we may be unable to pass on these increased costs to our clients.

In addition, our ability to maintain and renew existing engagements and obtain new business will depend, in large part, on our ability to attract, train and retain skilled IT professionals, including experienced management IT professionals, which enables us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. If we are unable to attract and retain the highly-skilled IT professionals we need, we may have to forgo projects for lack of resources or be unable to staff projects optimally. Our failure to attract, train and retain IT professionals with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new IT professionals successfully could materially adversely affect our business, financial condition and results of operations.

Increases in wages and other compensation expense for our IT professionals could prevent us from sustaining our competitive advantage.

Wage costs for IT professionals in CIS and CEE countries are lower than comparable wage costs in more developed countries. However, wage costs in the CIS and CEE IT services industry may increase at a faster rate than in the past, which ultimately may make us less competitive unless we are able to increase the efficiency and productivity of our IT professionals as well as the prices we can charge for our services. Increases in wage costs may reduce our profitability. In addition, the issuance of equity-based compensation to our IT professionals would also result in additional dilution to our stockholders.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. We currently do not maintain key man life insurance for any of the senior members of our management team or other key personnel. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted, which could materially adversely affect our business, financial condition and results of operations.

If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, suppliers, know-how and key IT professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our revenues may be materially adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such personnel. If any dispute arises between our senior executives or key personnel and us, any non-competition, non-solicitation and non-disclosure agreements we have with our senior executives or key personnel might not provide effective protection to us, especially in CIS and CEE countries where some of our senior executives and most of our key employees reside, in light of uncertainties with legal systems in CIS and CEE countries.

Emerging markets such as the CIS and CEE countries are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks.

We have significant operations in CIS countries, including Belarus, Russia, Ukraine and Kazakhstan and in Hungary, which is a CEE country. Investors in emerging markets such as CIS and CEE countries should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic, tax and political risks. Investors should also note that emerging economies such as the economies of Belarus, Russia, Ukraine, Kazakhstan and Hungary are subject to rapid change and that the information set forth in this prospectus may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, an investment in our common stock is appropriate. See “—Risks Related to Conducting Business in the CIS and CEE Countries.”

We generate a significant portion of our revenues from a small number of clients, and any loss of business from these clients could reduce our revenues and materially adversely affect our business, financial condition, and results of operations.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our revenues from a small number of clients. During 2009, 2010 and the first quarter of 2011, our largest client, Thomson Reuters, accounted for over 10% of our revenues. In the aggregate, our top ten clients accounted for 36.8%, 35.3%, 42.6%, and 46.1% of our revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively.

Our ability to maintain close relationships with these and other major clients is essential to the growth and profitability of our business. However, the volume of work performed for a specific client is likely to vary from year to year, especially since we generally are not our clients’ exclusive IT services provider and we do not have long-term commitments from any clients to purchase our services. A major client in one year may not provide the same level of revenues for us in any subsequent year. The IT services we provide to our clients, and the revenues and net income from those services, may decline or vary as the type and quantity of IT services we provide changes over time. Furthermore, our reliance on any individual client for a significant portion of our revenues may give that client a certain degree of pricing leverage against us when negotiating contracts and terms of service.

In addition, a number of factors other than our performance could cause the loss of or reduction in business or revenues from a client, and these factors are not predictable. For example, a client may decide to reduce spending on technology services or sourcing from us due to a challenging economic environment or other factors, both internal and external, relating to its business. These factors, among others, may include corporate restructuring, pricing pressure, changes to its outsourcing strategy, switching to another IT services provider or returning work in-house.

The loss of any of our major clients, or a significant decrease in the volume of work they outsource to us or the price at which we sell our services to them, could materially adversely affect our business, financial condition and results of operations.

Our revenues, operating results and profitability may experience significant variability and, as a result, it may be difficult to make accurate financial forecasts.

Our revenues, operating results and profitability have varied in the past and are likely to vary in the future, which could make it difficult to make accurate financial forecasts. Factors that are likely to cause these variations include:

•	the number, timing, scope and contractual terms of IT projects in which we are engaged;

•	delays in project commencement or staffing delays due to difficulty in assigning appropriately skilled or experienced IT professionals;

•	the accuracy of estimates of resources, time and fees required to complete fixed-price projects and costs incurred in the performance of each project;

•	changes in pricing in response to client demand and competitive pressures;

•	changes in the allocation of onsite and offshore staffing;

•	the business decisions of our clients regarding the use of our services;

•	the ability to further grow revenues from existing clients;

•	the available leadership and senior technical resources compared to junior engineering resources staffed on each project;

•	seasonal trends, primarily our hiring cycle and the budget and work cycles of our clients;

•	delays or difficulties in expanding our operational facilities or infrastructure;

•	the ratio of fixed-price contracts to time-and-materials contracts in process;

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

•	unexpected changes in the utilization rate of our IT professionals;

•	unanticipated contract or project terminations;

•	the timing of collection of accounts receivable;

•	the continuing financial stability of our clients; and

•	general economic conditions.

If we are unable to make accurate financial forecasts, it could materially adversely affect our business, financial condition and results of operations.

We do not have long-term commitments from our clients, and our clients may terminate contracts before completion or choose not to renew contracts, which could materially adversely affect our business, financial condition and results of operations.

Our clients are generally not obligated for any long-term commitments to us. Although a substantial majority of our revenues are generated from repeated business, which we define as revenues from a client who also contributed to our revenues during the prior year, our engagements with our clients are typically for projects that are singular in nature. In addition, our clients can terminate many of our master services agreements and work orders with or without cause, and in most cases without any cancellation charge. Therefore, we must seek to obtain new engagements when our current engagements are successfully completed or are terminated as well as maintain relationships with existing clients and secure new clients to expand our business.

There are a number of factors relating to our clients that are outside of our control which might lead them to terminate a contract or project with us, including:

•	financial difficulties for the client;

•	a change in strategic priorities, resulting in elimination of the impetus for the project or a reduced level of technology spending;

•	a change in outsourcing strategy resulting in moving more work to the client’s in-house technology departments or to our competitors;

•	the replacement by our clients of existing software with packaged software supported by licensors; and

•	mergers and acquisitions or significant corporate restructurings.

Failure to perform or observe any contractual obligations could result in cancellation or non-renewal of a contract, which could cause us to experience a higher than expected number of unassigned employees and an increase in our cost of revenues as a percentage of revenues, until we are able to reduce or reallocate our headcount. The ability of our clients to terminate agreements makes our future revenues uncertain. We may not be able to replace any client that elects to terminate or not renew its contract with us, which could materially adversely affect our business, financial condition and results of operations.

In addition, some of our agreements specify that if a change of control of our company occurs during the term of the agreement, the client has the right to terminate the agreement. If any future event triggers any change-of- control provision in our client contracts, these master services agreements may be terminated, which would result in loss of revenues.

Our revenues are highly dependent on clients primarily located in the United States and Europe. Worsening economic conditions or factors that negatively affect the economic health of the United States or Europe could materially adversely affect our business, financial condition and results of operations.

The recent crisis in the financial and credit markets in North America, Europe and Asia led to a global economic slowdown, with the economies of those regions showing significant signs of weakness. The IT services industry is particularly sensitive to the economic environment, and tends to decline during general economic downturns. We derive a significant portion of our revenues from clients in North America and Europe. If the North American or European economies further weaken or slow, pricing for our services may be depressed and our clients may reduce or postpone their technology spending significantly, which may in turn lower the demand for our services and negatively affect our revenues and profitability.

The current financial crisis in Europe (including concerns that certain European countries may default in payments due on their national debt) and the resulting economic uncertainty could adversely impact our operating results unless and until economic conditions in Europe improve and the prospects of national debt defaults in Europe decline. To the extent that these adverse economic conditions continue or worsen, they will likely continue to have a number of negative effects on our business, financial condition and results of operations.

If we are unable to successfully anticipate changing economic and political conditions affecting the markets in which we operate, we may be unable to effectively plan for or respond to those changes, and our business, financial condition and results of operations could be materially adversely affected.

Our profitability will suffer if we are not able to maintain our resource utilization levels and productivity levels.

Our profitability is significantly impacted by our utilization levels of fixed-cost resources, including human resources as well as other resources such as computers and office space, and our ability to increase our productivity levels. We have expanded our operations significantly in recent years through organic growth and strategic acquisitions, which has resulted in a significant increase in our headcount and fixed overhead costs.

Some of our IT professionals are specially trained to work for specific clients or on specific projects and some of our offshore development centers are dedicated to specific clients or specific projects. Our ability to manage our utilization levels depends significantly on our ability to hire and train high-performing IT professionals and to staff projects appropriately and on the general economy and its effect on our clients and their business decisions regarding the use of our services. If we experience a slowdown or stoppage of work for any client or on any project for which we have dedicated IT professionals or facilities, we may not be able to efficiently reallocate these IT professionals and facilities to other clients and projects to keep their utilization and productivity levels high. If we are not able to maintain high resource utilization levels without corresponding cost reductions or price increases, our profitability will suffer.

We face intense competition from onshore and offshore IT services companies, and increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could materially adversely affect our business, financial condition and results of operations.

The market for IT services is highly competitive, and we expect competition to persist and intensify. We believe that the principal competitive factors in our markets are reputation and track record, industry expertise, breadth and depth of service offerings, quality of the services offered, language, marketing and selling skills, scalability of infrastructure, ability to address clients’ timing requirements and price.

We face competition from offshore IT services providers in emerging outsourcing destinations with low wage costs such as India and China, as well as competition from large, global consulting and outsourcing firms and in-house IT departments of large corporations. Clients tend to engage multiple IT services providers instead of using an exclusive IT services provider, which could reduce our revenues to the extent that clients obtain services from other competing IT services providers. Clients may prefer IT services providers that have more locations or that are based in countries more cost-competitive or more stable than some CIS and CEE countries.

Our ability to compete successfully also depends in part on a number of factors beyond our control, including the ability of our competitors to recruit, train, develop and retain highly-skilled IT professionals, the price at which our competitors offer comparable services and our competitors’ responsiveness to client needs. Some of our present and potential competitors may have substantially greater financial, marketing or technical resources. Our current and potential competitors may also be able to respond more quickly to new technologies or processes and changes in client demands; may be able to devote greater resources towards the development, promotion and sale of their services than we can; and may also make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our clients. Client buying patterns can change if clients become more price sensitive and accepting of low-cost suppliers. Therefore, we cannot assure you that we will be able to retain our clients while competing against such competitors. Increased competition, our inability to compete successfully, pricing pressures or loss of market share could materially adversely affect our business, financial condition and results of operations.

We are investing substantial cash in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.

We have made and continue to make significant contractual commitments related to capital expenditures on construction or expansion of our delivery centers, such as in Minsk, Belarus. We may encounter cost overruns or project delays in connection with new facilities. These expansions will likely increase our fixed costs and if we are unable to grow our business and revenues proportionately, our profitability may be reduced.

Our revenues are highly dependent on a limited number of industries, and any decrease in demand for outsourced services in these industries could reduce our revenues and materially adversely affect our business, financial condition and results of operations.

A substantial portion of our clients are concentrated in five specific industry verticals: ISVs and Technology, Banking and Financial Services, Business Information and Media, Travel and Hospitality, and Retail and Consumer. Clients in ISVs and Technology accounted for 37.0%, 38.5%, 31.0%, and 27.4% of our revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively. Clients in Banking and Financial Services accounted for 13.4%, 11.4%, 19.3%, and 22.4% of our revenues in 2008, 2009, 2010 and the first quarter of 2011, respectively. Our business growth largely depends on continued demand for our services from clients in these five industry verticals and other industries that we may target in the future, as well as on trends in these industries to outsource IT services.

A downturn in any of our targeted industries, a slowdown or reversal of the trend to outsource IT services in any of these industries or the introduction of regulations that restrict or discourage companies from outsourcing could result in a decrease in the demand for our services and materially adversely affect our business, financial condition and results of operations. For example, a worsening of economic conditions in the financial services industry and significant consolidation in that industry may reduce the demand for our services and negatively affect our revenues and profitability.

Other developments in the industries in which we operate may also lead to a decline in the demand for our services in these industries, and we may not be able to successfully anticipate and prepare for any such changes. For example, consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. This, in turn, may result in increasing pressure on us from clients in these key industries to lower our prices, which could materially adversely affect our business, financial condition and results of operations.

If we are not successful in managing increasingly large and complex projects, we may not achieve our financial goals and our results of operations could be materially adversely affected.

To successfully market our service offerings and obtain larger and more complex projects, we need to establish close relationships with our clients and develop a thorough understanding of their operations. In addition, we may face a number of challenges managing larger and more complex projects, including:

•	maintaining high-quality control and process execution standards;

•	maintaining planned resource utilization rates on a consistent basis;

•	maintaining productivity levels and implementing necessary process improvements;

•	controlling costs;

•	maintaining close client contact and high levels of client satisfaction; and

•	maintaining effective client relationships.

Our ability to successfully manage large and complex projects depends significantly on the skills of our management personnel and IT professionals, some of whom do not have experience managing large-scale or complex projects. In addition, large and complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages or may cancel or delay additional planned engagements. Such cancellations or delays may make it difficult to plan our project resource requirements. If we fail to successfully obtain engagements for large and complex projects, we may not achieve our revenue growth and other financial goals. Even if we are successful in obtaining such engagements, a failure by us to effectively manage these large and complex projects could damage our reputation, cause us to lose business, impact our margins and materially adversely affect our business, financial condition and results of operations.

If we are unable to adapt to rapidly changing technologies, methodologies and evolving industry standards our business, financial condition and results of operations could be materially adversely affected.

Rapidly changing technologies, methodologies and evolving industry standards characterize the market for our services. Our future success will depend in part upon our ability to anticipate developments in IT services, enhance our existing services and to develop and introduce new services to keep pace with such changes and developments and to meet changing client needs. The process of developing our client solutions is extremely complex and is expected to become increasingly complex and expensive in the future due to the introduction of new platforms, operating systems, technologies and methodologies. Our ability to keep up with technology, methodology and business changes is subject to a number of risks, including that:

•	we may find it difficult or costly to update our services, applications, tools and software and to develop new services quickly enough to meet our clients’ needs;

•	we may find it difficult or costly to make some features of our software work effectively and securely over the Internet or with new or changed operating systems;

•

we may find it difficult or costly to update our software and services to keep pace with business, evolving industry standards, methodologies, regulatory and other developments in the industries where our clients operate; and

•	we may find is difficult to maintain a high level of quality in implementing new technologies and methodologies.

We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services, technologies or methodologies we develop or implement may not be successful in the marketplace. Further, services, technologies or methodologies that are developed by our competitors may render our services non-competitive or obsolete. Our failure to enhance our existing services and to develop and introduce new services to promptly address the needs of our clients could materially adversely affect our business, financial condition and results of operations.

We face risks associated with having a long selling and implementation cycle for our services that require us to make significant resource commitments prior to realizing revenues for those services.

We have a long selling cycle for our IT services, which requires significant investment of human resources and time by both our clients and us. Before committing to use our services, potential clients require us to expend substantial time and resources educating them on the value of our services and our ability to meet their requirements. Therefore, our selling cycle is subject to many risks and delays over which we have little or no control, including our clients’ decision to choose alternatives to our services (such as other IT services providers or in-house resources) and the timing of our clients’ budget cycles and approval processes. If our sales cycle unexpectedly lengthens for one or more large projects, it would negatively affect the timing of our revenues and hinder our revenues growth. For certain clients, we may begin work and incur costs prior to concluding the contract. A delay in our ability to obtain a signed agreement or other persuasive evidence of an arrangement, or to complete certain contract requirements in a particular quarter, could reduce our revenues in that quarter.

Implementing our services also involves a significant commitment of resources over an extended period of time from both our clients and us. Our clients may experience delays in obtaining internal approvals or delays associated with technology, thereby further delaying the implementation process. Our current and future clients may not be willing or able to invest the time and resources necessary to implement our services, and we may fail to close sales with potential clients to which we have devoted significant time and resources. Any significant failure to generate revenues or delays in recognizing revenues after incurring costs related to our sales or services process could materially adversely affect our business, financial condition and results of operations.

We may not be able to recognize revenues in the period in which our services are performed, which may cause our margins to fluctuate.

Our services are performed under both time-and-material and fixed-price contract arrangements. All revenues are recognized pursuant to applicable accounting standards. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the services, revenues are deferred until the uncertainty is sufficiently resolved.

Additionally, we recognize revenues from fixed-price contracts based on the proportional performance method. In instances where final acceptance of the system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. Our failure to meet all the acceptance criteria, or otherwise meet a client’s expectations, may result in our having to record the cost related to the performance of services in the period that services were rendered, but delay the timing of revenue recognition to a future period in which all acceptance criteria have been met.

If our pricing structures are based on inaccurate expectations and assumptions regarding the cost and complexity of performing our work, then our contracts could be unprofitable.

We negotiate pricing terms with our clients utilizing a range of pricing structures and conditions. Our pricing is highly dependent on our internal forecasts and predictions about our projects and the marketplace, which might be based on limited data and could turn out to be inaccurate. If we do not accurately estimate the costs and timing for completing projects, our contracts could prove unprofitable for us. We face a number of risks when pricing our contracts, as many of our projects entail the coordination of operations and personnel in multiple locations with different skill sets and competencies. Our pricing and cost estimates for the work that we perform sometimes include anticipated long-term cost savings from transformational and other initiatives that we expect to achieve and sustain over the life of the contract. There is a risk that we will underprice our projects, particularly with fixed-price contracts, fail to accurately estimate the costs of performing the work or fail to accurately assess the risks associated with potential contracts. In particular, any increased or unexpected costs, delays or failures to achieve anticipated cost savings, or unexpected risks we encounter in connection with the performance of this work, including those caused by factors outside our control, could make these contracts less profitable or unprofitable.

In addition, a number of our contracts contain pricing terms that condition a portion of the payment of fees by the client on our ability to meet defined performance goals, service levels and completion schedules set forth in the contracts. Our failure to meet such performance goals, service levels or completion schedules or our failure to meet client expectations in such contracts may result in less profitable or unprofitable engagements.

Our profitability could suffer if we are not able to maintain favorable pricing rates.

Our profitability and operating results are dependent on the rates we are able to charge for our services. Our rates are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	our competitors’ pricing policies;

•	bid practices of clients and their use of third-party advisors;

•	the mix of onsite and offshore staffing;

•	employee wage levels and increases in compensation costs, including timing of promotions and annual pay increases;

•	our ability to charge premium prices when justified by market demand or the type of service; and

•	general economic conditions.

If we are not able to maintain favorable pricing for our services, our profitability could suffer.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our results of operations and cash flows could be materially adversely affected.

Our business depends on our ability to successfully obtain payment from our clients of the amounts they owe us for work performed. We usually bill and collect on relatively short cycles. We maintain allowances against receivables and unbilled services. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. There is no guarantee that we will accurately assess the creditworthiness of our clients. Weak macroeconomic conditions and related turmoil in the global financial system could also result in financial difficulties, including limited access to the credit markets, insolvency, or bankruptcy for our clients, and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments and bill and collect our contracted revenues. If we are unable to meet our contractual requirements, we might experience delays in collection of and/or be unable to collect our client balances, and if this occurs, our results of operations and cash flows could be materially adversely affected. Moreover, in the event of delays in payment from our governmental and quasi-governmental clients, we may have difficulty collecting on receivables owed. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be materially adversely affected.

Our ability to generate and retain business depends on our reputation in the marketplace.

Our services are marketed to clients and prospective clients based on a number of factors. Since many of our specific client engagements involve unique services and solutions, our corporate reputation is a significant factor in our clients’ evaluation of whether to engage our services. We believe the EPAM brand name and our reputation are important corporate assets that help distinguish our services from those of our competitors and also contribute to our efforts to recruit and retain talented employees. However, our corporate reputation is potentially susceptible to damage by actions or statements made by current or former clients, competitors, vendors, adversaries in legal proceedings, government regulators, as well as members of the investment community and the media. There is a risk that negative information about our company, even if based on false rumor or misunderstanding, could adversely affect our business. In particular, damage to our reputation could be difficult and time-consuming to repair, could make potential or existing clients reluctant to select us for new engagements, resulting in a loss of business, and could adversely affect our recruitment and retention efforts. Damage to our reputation could also reduce the value and effectiveness of the EPAM brand name and could reduce investor confidence in us, and materially adversely affect our business, financial condition and results of operations.

We have incurred, and may continue to incur, significant stock-based compensation expenses which could adversely impact our net income.

We have granted certain options under our stock incentive plans and entered into certain other stock-based compensation arrangements in the past, as a result of which we have recorded $2.8 million, $2.4 million and $2.9 million as stock-based compensation expenses for the years ended December 31, 2008, 2009 and 2010, respectively, and $0.3 million and $0.7 million for the three months ended March 31, 2010 and 2011, respectively.

GAAP prescribes how we account for stock-based compensation which could adversely or negatively impact our results of operations or the price of our common stock. GAAP requires us to recognize stock-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with stock-based compensation may reduce the attractiveness of issuing equity awards under our equity incentive plan. However, if we do not grant equity awards, or if we reduce the number of equity awards we grant, we may not be able to attract and retain key personnel. If we grant more equity awards to attract and retain key personnel, the expenses associated with such additional equity awards could materially adversely affect our business, financial condition and results of operations.

Our effective tax rate could be materially adversely affected by several factors.

We conduct business globally and file income tax returns in multiple jurisdictions. Our effective tax rate could be materially adversely affected by several factors, including changes in the amount of income taxed by or allocated to the various jurisdictions in which we operate that have differing statutory tax rates; changing tax laws, regulations and interpretations of such tax laws in multiple jurisdictions; and the resolution of issues arising from tax audits or examinations and any related interest or penalties.

We report our results of operations based on our determination of the amount of taxes owed in the various jurisdictions in which we operate. We have transfer pricing arrangements among our subsidiaries in relation to various aspects of our business, including operations, marketing, sales and delivery functions. U.S. transfer pricing regulations, as well as regulations applicable in CIS and CEE countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms. We consider the transactions among our subsidiaries to be on arm’s-length terms. The determination of our consolidated provision for income taxes and other tax liabilities requires estimation, judgment and calculations where the ultimate tax determination may not be certain. Our determination of tax liability is always subject to review or examination by authorities in various jurisdictions.

If a tax authority in any jurisdiction reviews any of our tax returns and proposes an adjustment, including as a result of a determination that the transfer prices and terms we have applied are not appropriate, such an adjustment could have a negative impact on our business. The results from tax examinations and audits may differ from the liabilities recorded in our consolidated financial statements and could materially adversely affect our business, financial condition and results of operations.

Our earnings could be adversely affected if we change our intent not to repatriate earnings in the CIS and CEE or such earnings become subject to U.S. tax on a current basis.

We do not accrue incremental U.S. taxes on all CIS and CEE earnings as these earnings (as well as other foreign earnings for all periods) are considered to be indefinitely reinvested outside of the United States. While we have no plans to do so, events may occur in the future that could effectively force us to change our intent not to repatriate our foreign earnings. If we change our intent and repatriate such earnings, we will have to accrue the applicable amount of taxes associated with such earnings and pay taxes at a substantially higher rate than our effective income tax rate in 2010. These increased taxes could materially adversely affect our business, financial condition and results of operations.

Our operating results may be negatively impacted by the loss of certain tax benefits provided by the governments of Belarus, Hungary and Russia to companies in our industry.

Our subsidiary in Belarus is a member of the Belarus Hi-Tech Park, in which member technology companies are exempt or levied at a reduced rate on a variety of taxes, including a 100% exemption from Belarusian income tax (which as of the date of this prospectus was 24%) and an exemption from the value added tax, for a period of 15 consecutive years effective July 1, 2006. In addition, our subsidiary in Hungary benefits from a tax credit of 10% of qualified salaries, taken over a four-year period, for up to 70% of the total tax due for that period. We have been able to take the full 70% credit for 2007, 2008, 2009 and 2010. Our subsidiary in Russia benefits from a substantially reduced rate on social contributions and an exemption on value added tax in certain circumstances, which is a benefit to qualified IT companies in Russia. If the tax holiday relating to our Belarusian subsidiary, the tax incentives relating to our Hungarian subsidiary or the lower tax rates and social contributions relating to our Russian subsidiary are changed, terminated, not extended or comparable new tax incentives are not introduced, we expect that our effective income tax rate and/or our operating expenses would increase significantly, which could materially adversely affect our business, financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statement Line Items—Provision for Income Taxes.”

Our ability to expand our business and procure new contracts or enter into beneficial business arrangements could be affected by non-competition clauses in our agreements with existing clients.

Some of our agreements with clients contain time-based restrictions on reassigning personnel from those clients’ accounts to the accounts of competitors of such clients. These clauses may restrict our ability to offer services to different clients in a specific industry or market. Moreover, we may in the future enter into agreements with clients that restrict our ability to accept assignments from, or render similar services to, those clients’ customers, require us to obtain our clients’ prior written consent to provide services to their customers or restrict our ability to compete with our clients, or bid for or accept any assignment which our client is bidding for or is negotiating. These restrictions may hamper our ability to compete for and provide services to other clients in a specific industry in which we have expertise and could materially adversely affect our business, financial condition and results of operations.

Our agreement with one of our largest clients gives it the option to assume the operations of one of our offshore development centers, and the exercise of that option could materially adversely affect our business, financial condition and results of operations.

During the four-year term of our agreement with one of our largest clients, which ends in December 2014 unless extended by the client, the client is entitled to request us to transfer to it or its designees our assets that serve it, such as our offshore development center dedicated to the client, and all of the operating relationships, including employment relationships with the employees dedicated to the offshore development center and contracts with subcontractors, at the pre-agreed cost of the assets. This client accounted for 2.9% and 5.4% of our revenues in 2010 and the first quarter of 2011, respectively. In addition, under our agreement, the client has the right to step in and take over all or part of the offshore development center in certain instances, including if we are in material default under certain provisions of our agreement, such as those related to the level or quality of our services, or the client has determined it is otherwise obliged to do so in emergencies or for regulatory reasons. In the event the client takes over any services we provide under our agreement, it will not be obligated to pay us for the provision of those services. If the client exercises these rights, we would lose future revenues related to the services we provide to the client, as well as lose some of our key employees and assets, which could materially adversely affect our business, financial condition and results of operations.

Undetected software design defects, errors or failures may result in loss of or delay in market acceptance of our services or in liabilities that could materially adversely affect our business, financial condition and results of operations.

Our software development solutions involve a high degree of technological complexity and have unique specifications and could contain design defects or software errors that are difficult to detect and correct. Errors or defects may result in the loss of current clients and loss of, or delay in, revenues, loss of market share, loss of client data, a failure to attract new clients or achieve market acceptance, diversion of development resources and increased support or service costs. We cannot assure you that, despite testing by us and our clients, errors will not be found in new software product development solutions, which could result in litigation and other claims for damages against us and thus could materially adversely affect our business, financial condition and results of operations.

Disruptions in internet infrastructure, telecommunications or significant failure in our IT systems could harm our service model, which could result in a reduction of our revenue.

Part of our service model is to maintain active voice and data communications, financial control, accounting, customer service and other data processing systems between our clients’ offices, our delivery centers and our client management locations (including our headquarters in Newtown, PA). Our business activities may be materially disrupted in the event of a partial or complete failure of any of these internet, IT or communication systems, which could be caused by, among other things, software malfunction, computer virus attacks, conversion errors due to system upgrading, damage from fire, earthquake, power loss, telecommunications failure, unauthorized entry, demands placed on internet infrastructure by growing numbers of users and time spent online or increased bandwidth requirements or other events beyond our control. Loss of all or part of the infrastructure or systems for a period of time could hinder our performance or our ability to complete client projects on time which, in turn, could lead to a reduction of our revenue or otherwise materially adversely affect our business and business reputation.

Our computer networks may be vulnerable to security risks that could disrupt our services and materially adversely affect our business, financial condition and results of operations.

Our computer networks may be vulnerable to unauthorized access, computer hackers, computer viruses, worms, malicious applications and other security problems caused by unauthorized access to, or improper use of, systems by third parties or employees. A hacker who circumvents security measures could misappropriate proprietary information, including personally identifiable information, or cause interruptions or malfunctions in our operations. Although we intend to continue to implement security measures, computer attacks or disruptions may jeopardize the security of information stored in and transmitted through our computer systems. Actual or perceived concerns that our systems may be vulnerable to such attacks or disruptions may deter our clients from using our solutions or services. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

Data networks are also vulnerable to attacks, unauthorized access and disruptions. For example, in a number of public networks, hackers have bypassed firewalls and misappropriated confidential information, including personally identifiable information. It is possible that, despite existing safeguards, an employee could misappropriate our clients’ proprietary information or data, exposing us to a risk of loss or litigation and possible liability. Losses or liabilities that are incurred as a result of any of the foregoing could materially adversely affect our business, financial condition and results of operations.

If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us, which could materially adversely affect our business, financial condition and results of operations.

If our IT professionals make errors in the course of delivering services to our clients or fail to consistently meet service requirements of a client, these errors or failures could disrupt the client’s business, which could result in a reduction in our revenues or a claim for substantial damages against us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

The services we provide are often critical to our clients’ businesses. Certain of our client contracts require us to comply with security obligations including maintaining network security and backup data, ensuring our network is virus-free, maintaining business continuity planning procedures, and verifying the integrity of employees that work with our clients by conducting background checks. Any failure in a client’s system or breach of security relating to the services we provide to the client could damage our reputation or result in a claim for substantial damages against us. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, and materially adversely affect our business, financial condition and results of operations.

Under our contracts with our clients, our liability for breach of our obligations is in some cases limited pursuant to the terms of the contract. Such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under our contracts. The successful assertion of one or more large claims against us in amounts greater than those covered by our current insurance policies could materially adversely affect our business, financial condition and results of operations. Even if such assertions against us are unsuccessful, we may incur reputational harm and substantial legal fees.

Our subcontracting practices may expose us to technical uncertainties, potential liabilities and reputational harm.

In order to meet our personnel needs, increase workforce flexibility, and improve pricing competitiveness, we subcontract portions of certain projects to third parties. Despite certain advantages of subcontracting, such arrangements also give rise to a number of risks.

Although we try to source competent and credible third parties as our subcontractors, they may not be able to deliver the level of service that our clients expect us to deliver. Furthermore, we enter into confidentiality agreements with our subcontractors, but we cannot guarantee that they will not breach the confidentiality of our clients and misappropriate our or our clients’ proprietary information and technology in the course of providing service. We, as the party to the contract with the client, are directly responsible for the losses our subcontractors cause our clients. Under the subcontracting agreements we enter into, our subcontractors generally promise to indemnify us for damages caused by their breach, but we may be unable to collect under these agreements. Moreover, their breaches may damage our reputation, cause us to lose existing business and adversely affect our ability to acquire new business in the future.

There may be adverse tax and employment law consequences if the independent contractor status of our IT professionals or the exempt status of our employees is successfully challenged.

Some of our IT professionals are retained as independent contractors. Although we believe that we have properly classified these individuals as independent contractors, there is nevertheless a risk that the IRS or another federal, state, provincial or foreign authority will take a different view. Furthermore, the tests governing the determination of whether an individual is considered to be an independent contractor or an employee are typically fact sensitive and vary from jurisdiction to jurisdiction. Laws and regulations that govern the status and misclassification of independent contractors are subject to change or interpretation by various authorities. If a federal, state, provincial or foreign authority or court enacts legislation or adopts regulations that change the manner in which employees and independent contractors are classified or makes any adverse determination with respect to some or all of our independent contractors, we could incur significant costs under such laws and regulations, including for prior periods, in respect of tax withholding, social security taxes or payments, workers compensation and unemployment contributions, and recordkeeping, or we may be required to modify our business model, any of which could materially adversely affect our business, financial condition and results of operations. There is also a risk that we may be subject to significant monetary liabilities arising from fines or judgments as a result of any such actual or alleged non-compliance with federal, state, provincial or foreign tax laws. Further, if it were determined that any of our independent contractors should be treated as employees, we could possibly incur additional liabilities under our applicable employee benefit plans.

In addition, we have classified all of our U.S. employees as “exempt” under the Federal Labor Standards Act, or the FLSA. If it were determined that any of our U.S. employees should be classified as “non-exempt” under the FLSA, we may incur costs and liabilities for back wages, unpaid overtime, fines or penalties and/or be subject to employee litigation.

Our insurance coverage may be inadequate to protect us against losses.

Although we maintain some insurance coverage, including professional liability insurance, property insurance coverage for certain of our facilities and equipment and business interruption insurance coverage for certain of our operations, we do not insure for all risks in our operations. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.

Most of the agreements we have entered into with our clients require us to purchase and maintain specified insurance coverage during the terms of the agreements, including commercial general insurance or public liability insurance, umbrella insurance, product liability insurance, and worker’s compensation insurance. Some of these types of insurance are not available on reasonable terms or at all in CIS and CEE countries. Although to date no client has brought any claims against us for such failure, our clients have the right to terminate these agreements as a result of such failure.

Our business could be negatively affected if we incur legal liability, including with respect to our indemnification obligations, in connection with providing our solutions and services.

If we fail to meet our contractual obligations or otherwise breach obligations to our clients, we could be subject to legal liability. We may enter into non-standard agreements because we perceive an important economic opportunity or because our personnel did not adequately adhere to our guidelines. In addition, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services, and if our exposure is not adequately limited through the terms of our agreements, we might face significant legal liability and our business could be materially adversely affected.

In the normal course of business and in conjunction with certain client engagements, we have entered into contractual arrangements through which we may be obligated to indemnify clients or other parties with whom we conduct business with respect to certain matters. These arrangements can include provisions whereby we agree to defend and hold the indemnified party and certain of their affiliates harmless with respect to claims related to matters including our breach of certain representations, warranties or covenants, or out of our intellectual property infringement, our gross negligence or willful misconduct, and certain other claims. Payments by us under any of these arrangements are generally conditioned on the client making a claim and providing us with full control over the defense and settlement of such claim. It is not possible to determine the maximum potential amount under these indemnification agreements due to the unique facts and circumstances involved in each particular agreement, and any claims under these agreements may not be subject to liability limits or exclusion of consequential, indirect or punitive damages. Historically, we have not made payments under these indemnification agreements so they have not had any impact on our operating results, financial position, or cash flows. However, if events arise requiring us to make payment for indemnification claims under our indemnification obligations in contracts we have entered, such payments could have a material impact on our business, financial condition and results of operations.

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of other confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

We often have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. The protection of the intellectual property rights and other confidential information or personally identifiable information of our clients is particularly important for us since our operations are mainly based in CIS and CEE countries. CIS and CEE countries have not traditionally enforced intellectual property protection to the same extent as countries such as the United States. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

Although we attempt to limit our contractual liability for consequential damages in rendering our services, these limitations on liability may not apply in all circumstances, may be unenforceable in some cases, or may be insufficient to protect us from liability for damages. There may be instances when liabilities for damages are greater than the insurance coverage we hold and we will have to internalize those losses, damages and liabilities not covered by our insurance, which could in turn materially adversely affect our financial condition and results of operations.

We may not be able to prevent unauthorized use of our intellectual property, and our intellectual property rights may not be adequate to protect our business and competitive position.

We rely on a combination of copyright, trademark, unfair competition and trade secret laws, as well as confidentiality agreements and other methods to protect our intellectual property rights. As of May 31, 2011, we had registered intellectual property consisting of 13 U.S. trademarks, two non-U.S. trademarks, one Russian copyright and 11 active domain names. Implementation of intellectual property-related laws in CIS and CEE countries has historically been lacking, primarily because of ambiguities in the laws and difficulties in enforcement. Accordingly, protection of intellectual property rights and confidentiality in CIS and CEE countries may not be as effective as that in the United States or other countries.

To protect our and our clients’ proprietary information and other intellectual property, we require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements with us. These agreements may not provide meaningful protection for trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. Policing unauthorized use of proprietary technology is difficult and expensive. The steps we have taken may be inadequate to prevent the misappropriation of our and our clients’ proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our and our clients’ proprietary technologies, tools and applications could enable third parties to benefit from our or our clients’ technologies, tools and applications without paying us for doing so, and our clients may hold us liable for that act and seek damages and compensation from us, which could harm our business and competitive position.

We rely on our trademarks, trade names, service marks and brand names to distinguish our services and solutions from the services of our competitors, and have registered or applied to register several of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of our trademarks. For instance, in 2005, we entered into a Consent of Use and Settlement Agreement that allowed a third party to use the mark “ePAM” (as capitalized in the foregoing) and restricted our ability to do so. For more information see “Business—Intellectual Property.” In the event that our trademarks are successfully challenged, we could be forced to rebrand our services and solutions, which could result in loss of brand recognition, and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

We may need to enforce our intellectual property rights through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

In addition, we rely on certain third-party software to conduct our business. If we lose the licenses which permit us to use such software, they may be difficult to replace and it may be costly to do so.

We may face intellectual property infringement claims that could be time-consuming and costly to defend. If we fail to defend ourselves against such claims, we may lose significant intellectual property rights and may be unable to continue providing our existing services.

Our success largely depends on our ability to use and develop our technology, tools, code, methodologies and services without infringing the intellectual property rights of third parties, including patents, copyrights, trade secrets and trademarks. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. We typically indemnify clients who purchase our services and solutions against potential infringement of intellectual property rights, which subjects us to the risk of indemnification claims. These claims may require us to initiate or defend protracted and costly litigation on behalf of our clients, regardless of the merits of these claims and are often not subject to liability limits or exclusion of consequential, indirect or punitive damages. If any of these claims succeed, we may be forced to pay damages on behalf of our clients, redesign or cease offering our allegedly infringing services or solutions, or obtain licenses for the intellectual property such services or solutions allegedly infringe. If we cannot obtain all necessary licenses on commercially reasonable terms, our clients may be forced to stop using our services or solutions.

The holders of patents and other intellectual property rights potentially relevant to our service offerings may make it difficult for us to acquire a license on commercially acceptable terms. Also, we may be unaware of intellectual property registrations or applications relating to our services that may give rise to potential infringement claims against us. There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies.

Further, our current and former employees and/or subcontractors could challenge our exclusive rights in the software they have developed in the course of their employment. In Russia and certain other countries in which we operate, an employer is deemed to own the copyright in works created by its employees during the course, and within the scope, of their employment, but the employer may be required to satisfy additional legal requirements in order to make further use and dispose of such works. While we believe that we have complied with all such requirements, and have fulfilled all requirements necessary to acquire all rights in software developed by our independent contractors and/or subcontractors, these requirements are often ambiguously defined and enforced. As a result, we cannot assure that we would be successful in defending against any claim by our current or former employees, independent contractors and/or subcontractors challenging our exclusive rights over the use and transfer of works those employees, independent contractors and/or subcontractors created or requesting additional compensation for such works.

We are subject to additional risks as a result of our recent and possible future acquisitions and the hiring of new employees who may misappropriate intellectual property from their former employers. The developers of the technology that we have acquired or may acquire may not have appropriately created, maintained or enforced intellectual property rights in such technology. Indemnification and other rights under acquisition documents may be limited in term and scope and may therefore provide little or no protection from these risks. Parties making infringement claims may be able to obtain an injunction to prevent us from delivering our services or using technology involving the allegedly infringing intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. A successful infringement claim against us, whether with or without merit, could, among others things, require us to pay substantial damages, develop non-infringing technology, or rebrand our name or enter into royalty or license agreements that may not be available on acceptable terms, if at all, and would require us to cease making, licensing or using products that have infringed a third party’s intellectual property rights. Protracted litigation could also result in existing or potential clients deferring or limiting their purchase or use of our software product development services or solutions until resolution of such litigation, or could require us to indemnify our clients against infringement claims in certain instances. Any intellectual property claim or litigation in this area, whether we ultimately win or lose, could damage our reputation and materially adversely affect our business, financial condition and results of operations.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business.

Because we provide IT services to clients throughout the world, we are subject to numerous, and sometimes conflicting, legal rules on matters as diverse as import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, government affairs, internal and disclosure control obligations, data privacy and labor relations, particularly in the CIS and CEE countries in which we operate. Our systems and operations are located almost entirely in the CIS and CEE and laws and regulations that are applicable to us, but not to our competitors, may impede our ability to develop and offer services that compete effectively with those offered by our non-CIS or -CEE based competitors and generally available worldwide. Violations of these laws or regulations in the conduct of our business could result in fines, criminal sanctions against us or our officers, prohibitions on doing business, damage to our reputation and other unintended consequences such as liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to process information and allegations by our clients that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights. Our failure to comply with applicable legal and regulatory requirements could materially adversely affect our business, financial condition and results of operations.

We are subject to laws and regulations in the United States and other countries in which we operate concerning our operations, including export restrictions, U.S. economic sanctions and the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could materially adversely affect our business, financial condition and results of operations.

Our operations are subject to laws and regulations restricting our operations, including activities involving restricted countries, organizations, entities and persons that have been identified as unlawful actors or that are subject to U.S. sanctions imposed by the Office of Foreign Assets Control, or OFAC, or other international economic sanctions that prohibit us from engaging in trade or financial transactions with certain countries, businesses, organizations and individuals. We are subject to the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. The FCPA’s foreign counterparts contain similar prohibitions, although varying in both scope and jurisdiction. We operate in many parts of the world that have experienced governmental corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

We are currently in the process of developing and implementing formal controls and procedures to ensure that we are in compliance with the FCPA, OFAC sanctions, and similar sanctions, laws and regulations. The implementation of such procedures may be time consuming and expensive, and could result in the discovery of issues or violations with respect to the foregoing by us or our employees, independent contractors, subcontractors or agents of which we were previously unaware.

Any violations of these laws, regulations and procedures by our employees, independent contractors, subcontractors and agents could expose us to administrative, civil or criminal penalties, fines or restrictions on export activities (including other U.S. laws and regulations as well as foreign and local laws) and would adversely affect our reputation and the market for shares of our common stock and may require certain of our investors to disclose their investment in our company under certain state laws. If we are not in compliance with export restrictions, U.S. or international economic sanctions or other laws and regulations that apply to our operations, we may be subject to civil or criminal penalties and other remedial measures, which could materially adversely affect our business, financial condition and results of operations.

Anti-outsourcing legislation, if adopted, could materially adversely affect our business, financial condition and results of operations and impair our ability to service our clients.

The issue of companies outsourcing services to organizations operating in other countries is a topic of political discussion in many countries, including the United States, which is our largest source of revenues. Many organizations and public figures in the United States and Europe have publicly expressed concern about a perceived association between offshore outsourcing IT services providers and the loss of jobs in their home countries. For example, measures aimed at limiting or restricting outsourcing by U.S. companies are periodically considered in Congress and in numerous state legislatures to address concerns over the perceived association between offshore outsourcing and the loss of jobs in the United States. A number of U.S. states have passed legislation that restricts state government entities from outsourcing certain work to offshore IT services providers. Given the ongoing debate over this issue, the introduction and consideration of other restrictive legislation is possible. If enacted, such measures may broaden restrictions on outsourcing by federal and state government agencies and on government contracts with firms that outsource services directly or indirectly, impact private industry with measures such as tax disincentives or intellectual property transfer restrictions, and/or restrict the use of certain business visas. In the event that any of these measures becomes law, our ability to service our clients could be impaired and our business, financial condition and results of operations could be materially adversely affected.

Legislation enacted in certain European jurisdictions and any future legislation in Europe or any other country in which we have clients restricting the performance of services from an offshore location could also materially adversely affect our business, financial condition and results of operations. For example, legislation enacted in the United Kingdom, based on the 1977 EC Acquired Rights Directive, has been adopted in some form by many European Union countries, and provides that if a company outsources all or part of its business to an IT services provider or changes its current IT services provider, the affected employees of the company or of the previous IT services provider are entitled to become employees of the new IT services provider, generally on the same terms and conditions as their original employment. In addition, dismissals of employees who were employed by the company or the previous IT services provider immediately prior to that transfer are automatically considered unfair dismissals that entitle such employees to compensation. As a result, in order to avoid unfair dismissal claims, we may have to offer, and become liable for, voluntary redundancy payments to the employees of our clients who outsource business to us in the United Kingdom and other European Union countries who have adopted similar laws. This legislation could materially affect our ability to obtain new business from companies in the United Kingdom and European Union and to provide outsourced services to companies in the United Kingdom and European Union in a cost-effective manner.

In addition, from time to time, there has been publicity about negative experiences associated with offshore outsourcing, such as theft and misappropriation of sensitive client data. Current or prospective clients may elect to perform certain services themselves or may be discouraged from transferring services from onshore to offshore IT services providers to avoid negative perceptions that may be associated with using an offshore IT services provider. Any slowdown or reversal of the existing industry trends toward offshore outsourcing would seriously harm our ability to compete effectively with competitors that provide services from within the country in which our clients operate.

Our international sales and operations are subject to many uncertainties.

Revenues from clients outside North America represented 42.5% of our revenues for 2010. We anticipate that clients outside North America will continue to account for a material portion of our revenues in the foreseeable future and may increase as we expand our international presence, particularly in Europe and the CIS. In addition, the majority of our employees, along with our development and delivery centers, are located in the CIS and CEE. As a result, we may be subject to risks inherently associated with international operations, including risks associated with foreign currency exchange rate fluctuations, which may cause volatility in our reported income, and risks associated with the application and imposition of protective legislation and regulations relating to import or export or otherwise resulting from foreign policy or the variability of foreign economic conditions.

Additional risks associated with international operations include difficulties in enforcing intellectual property and/or contractual rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers and potential difficulties in collecting accounts receivable. In addition, we may face competition in other countries from companies that may have more experience with operations in such countries or with international operations. Additionally, such companies may have long-standing or well-established relationships with desired clients, which may put us at a competitive disadvantage. We may also face difficulties integrating new facilities in different countries into our existing operations, as well as integrating employees that we hire in different countries into our existing corporate culture. Our international expansion plans may not be successful and we may not be able to compete effectively in other countries. There can be no assurance that these and other factors will not impede the success of our international expansion plans, limit our ability to compete effectively in other countries or otherwise materially adversely affect our business, financial condition and results of operations.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States or other countries, which could hamper our growth and cause our revenues to decline.

The vast majority of our employees are nationals of CIS and CEE countries. Some of our projects require a portion of the work to be undertaken at our clients’ facilities which are sometimes located outside the CIS and CEE. The ability of our employees to work in the United States, Europe, the CIS and other countries outside the CIS and

CEE depends on their ability to obtain the necessary visas and work permits. Historically, the process for obtaining visas for nationals of CIS and CEE countries to certain countries, including the United States and Europe, has been lengthy and cumbersome. Immigration laws in the United States and in other countries are subject to legislative change, as well as to variations in standards of application and enforcement due to political forces and economic conditions. Particularly given the recent global economic downturn, it is possible that there could be a change in the existing laws or the enactment of new legislation imposing restrictions on the deployment of work visa holders at client locations, which could adversely impact our ability to do business in the jurisdictions in which we have clients. However, it is generally difficult to predict the political and economic events that could affect immigration laws, or the restrictive impact they could have on obtaining or maintaining business visas for our employees. Our reliance on visas for a number of employees makes us vulnerable to such changes and variations as it affects our ability to staff projects with employees who are not citizens of the country where the work is to be performed. As a result, we may not be able to obtain a sufficient number of visas for our employees or we may encounter delays or additional costs in obtaining or maintaining such visas in which case we may not be able to provide services to our clients on a timely and cost-effective basis or manage our sales and delivery centers as efficiently as we otherwise could, any of which could materially adversely affect our business and results of operations.

If we fail to integrate or manage acquired companies efficiently, or if the acquired companies are difficult to integrate, divert management resources or do not perform to our expectations, we may not be able to realize the benefits envisioned for such acquisitions, and our overall profitability and growth plans could be materially adversely affected.

On occasion we have expanded our service capabilities and gained new clients through selective acquisitions. Our ability to successfully integrate an acquired entity and realize the benefits of an acquisition requires, among other things, successful integration of technologies, operations and personnel. Challenges we face in the acquisition and integration process include:

•	integrating operations, services and personnel in a timely and efficient manner;

•	diverting significant management attention and financial resources from our other operations and disrupting our ongoing business;

•	unforeseen or undisclosed liabilities and integration costs;

•	incurring liabilities from the acquired businesses for infringement of intellectual property rights or other claims for which we may not be successful in seeking indemnification;

•

incurring debt, amortization expenses related to intangible assets, large and immediate write-offs, assuming unforeseen or undisclosed liabilities, or issuing common stock that would dilute our existing stockholders’ ownership;

•	generating sufficient revenues and net income to offset acquisition costs;

•	potential loss of, or harm to, employee or client relationships;

•	properly structuring our acquisition consideration and any related post-acquisition earn-outs and successfully monitoring any earn-out calculations and payments;

•	failing to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisition;

•	retaining key senior management and key sales and marketing and research and development personnel, particularly those of the acquired operations;

•	potential incompatibility of solutions, services and technology or corporate cultures;

•	consolidating and rationalizing corporate, information technology and administrative infrastructures;

•	integrating and documenting processes and controls;

•	entry into unfamiliar markets; and

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increased complexity from potentially operating additional geographically dispersed sites, particularly if we acquire a company or business with facilities or operations outside of the countries in which we currently have operations.

In addition, the primary value of many potential acquisition targets in the IT services industry lies in their skilled IT professionals and established client relationships. Transitioning these types of assets to our business can be particularly difficult due to different corporate cultures and values, geographic distance and other intangible factors. For example, some newly acquired employees may decide not to work with us or to leave shortly after their move to our company and some acquired clients may decide to discontinue their commercial relationships with us. These challenges could disrupt our ongoing business, distract our management and employees and increase our expenses, including causing us to incur significant one-time expenses and write-offs, and make it more difficult and complex for our management to effectively manage our operations. If we are not able to successfully integrate an acquired entity and its operations and to realize the benefits envisioned for such acquisition, our overall growth and profitability plans may be adversely affected.

International hostilities, terrorist activities, other violence or war, natural disasters, pandemics and infrastructure disruptions, could delay or reduce the number of new service orders we receive and impair our ability to service our clients, thereby materially adversely affecting our business, financial condition and results of operations.

Hostilities involving the United States and acts of terrorism, violence or war, such as the attacks of September 11, 2001 in the United States, the attacks of July 7, 2005 in the United Kingdom, the attacks of April 11, 2011 in Belarus, the continuing conflict in Iraq and Afghanistan, the recent conflict in Libya, natural disasters, global health risks or pandemics or the threat or perceived potential for these events could materially adversely affect our operations and our ability to provide services to our clients. We may be unable to protect our people, facilities and systems against any such occurrences. Such events may cause clients to delay their decisions on spending for IT services and give rise to sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to physical facilities and operations around the world, whether the facilities are ours or those of our clients, which could materially adversely affect our financial results. By disrupting communications and travel, giving rise to travel restrictions, and increasing the difficulty of obtaining and retaining highly-skilled and qualified IT professionals, these events could make it difficult or impossible for us to deliver services to some or all of our clients. Travel restrictions could cause us to incur additional unexpected labor costs and expenses or could restrain our ability to retain the skilled IT professionals we need for our operations. In addition, any extended disruptions of electricity, other public utilities or network services at our facilities, as well as system failures at, or security breaches in, our facilities or systems, could also adversely affect our ability to serve our clients.

We may need additional capital, and a failure by us to raise additional capital on terms favorable to us, or at all, could limit our ability to grow our business and develop or enhance our service offerings to respond to market demand or competitive challenges.

We believe that our current cash, cash flow from operations, revolving line of credit and the proceeds from this offering should be sufficient to meet our anticipated cash needs for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain another credit facility. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our operations. Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of IT services companies;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations and financial condition;

•	government regulation of foreign investment in the CIS and CEE; and

•	economic, political and other conditions in the CIS and CEE.

Risks Related to Conducting Business in the CIS and CEE Countries

Companies doing business in emerging markets, such as CIS and CEE countries, are subject to significant economic risks.

CIS and CEE countries are generally considered to be emerging markets. Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including significant economic risks. The economies of CIS and CEE countries, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. The economies of Belarus, Russia, Ukraine, Hungary and other CIS and CEE countries where we operate have experienced periods of considerable instability and have been subject to abrupt downturns. Although economies in CIS and CEE countries showed positive trends until 2008, including annual increases in the gross domestic product, relatively stable currencies, strong domestic demand, rising real wages and a reduced rate of inflation, these trends were interrupted by the global financial crisis in late 2008, in which CIS and CEE countries experienced adverse economic and financial effects including a substantial decrease in the gross domestic product’s growth rate, depreciation of local currencies and a decline in domestic and international demand for their products and services, particularly natural resources products on which they are dependent.

Belarus inherited a heavy industrial base from the Soviet era and managed to grow its economy between 2000 and 2010 despite very tight state control of the economy and limited private enterprise. While Belarus managed to avoid the worst effects of the global economic downturn in 2008, facilitated by years of considerable government spending and cheap oil imports from Russia, more recently it has faced a fiscal crisis as inflation, significant increases in prices and shortages of goods has required it to significantly devalue its currency, raise interest rates, seek financial assistance from the International Monetary Fund, or the IMF, Russia and other CIS countries and to commit to privatizing many government-owned enterprises. It is uncertain whether the government will be able to implement the reforms required to slow the growing fiscal crisis or avoid a recession.

From 2000 to 2008, the Russian economy experienced positive trends, such as annual increases in the gross domestic product, a relatively stable Russian ruble, strong domestic demand, rising real wages and a reduced rate of inflation. However, these trends were interrupted by the global financial crisis in late 2008, which led to a substantial decrease in the growth rate of Russia’s gross domestic product, significant depreciation of the Russian ruble and a decline in domestic demand. The Russian government has taken certain anti-crisis measures using the “stabilization fund” and hard currency reserves in order to soften the impact of the global economic downturn on the Russian economy and support the value of the Russian ruble. The full impact of the global economic downturn on Russia is not yet clear, and it is possible that the Russian economy could continue to decline in the near future.

Despite political instability in Ukraine between 2000 and 2008, its economy made significant progress during this period. However, the global financial crisis in 2008 had a significant impact on Ukraine’s economy, including the collapse or bailout of certain Ukrainian banks and significant liquidity constraints for others. The negative outlook in Ukraine’s economy may continue as commodity prices in Ukraine remain low and access to foreign credit is limited, unless Ukraine undertakes certain economic and financial structural reforms. Exchange rate volatility, high inflation, a growing budget deficit and continuing political instability add to the economic instability.

In Hungary, budget deficits as a percentage of GDP have remained relatively high over the last several years and the Hungarian economy has been marked by a large current account deficit, rapid credit growth and a reliance of Hungarian businesses and consumers on foreign currency loans. These factors left Hungary especially vulnerable to the global financial crisis. At the end of October 2008, the Hungarian government adopted a set of policies agreed upon with the European Union, the European Central Bank and the IMF to bolster Hungary’s near-term stability and improve its long-term growth potential by ensuring fiscal sustainability and strengthening the financial sector. These challenging economic conditions, the continuing turmoil in the financial sector and macroeconomic policies made by the government in response to these conditions could materially adversely affect our business in Hungary.

As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies such as in the CIS and CEE could dampen foreign investment in these markets and materially adversely affect their economies. In addition, a deterioration in macroeconomic conditions could require us to reassess the value of goodwill on certain of our assets, recorded as the difference between the fair value of the assets of the business acquired and its purchase price. This goodwill is subject to impairment tests on an ongoing basis. Weakening macroeconomic conditions in the countries in which we operate and/or a significant difference between the performance of an acquired company and the business case assumed at the time of acquisition could require us to write down the value of the goodwill or a portion of such value.

These risks may be compounded by incomplete, unreliable or unavailable economic and statistical data on CIS and CEE countries, including elements of the information provided in this prospectus. Similar statistics may be obtainable from other non-official sources, although the underlying assumptions and methodology, and consequently the resulting data, may vary from source to source. Further economic instability in Belarus, Russia, Ukraine, Hungary or other CIS or CEE countries where we operate and any future deterioration in the international economic situation could materially adversely affect our business, financial condition and results of operations.

Inflation in Belarus, Russia, Ukraine and other CIS countries and government efforts to combat inflation may contribute significantly to economic uncertainty in the CIS and could materially affect our business, financial condition, results of operations and the market value of our shares of common stock.

Economies in CIS countries such as Belarus, Russia and Ukraine have periodically experienced high rates of inflation. According to The World Bank and Bloomberg, the inflation rate, as measured by the consumer price index, was as follows:

•	the annual inflation rate in Belarus was 14.8% in 2008, 12.9% in 2009 and 10.0% in 2010;

•	the annual inflation rate in Russia was 14.1% in 2008, 11.7% in 2009, 7.0% in 2010 and 9.4% in the first quarter of 2011; and

•	the annual inflation rate in Ukraine was 25.2% in 2008, 15.9% in 2009, 9.6% in 2010 and 8.0% in the first quarter of 2011.

In addition, in 2011, significant inflation has been reported in Belarus. The National Statistical Committee of Belarus estimated that inflation was approximately 12.5% in the first quarter of 2011 and the Minister of Economy of Belarus estimated that inflation was approximately 20.2% for the period from January to May 2011. In 2010 and the first quarter of 2011 we had 1.2% and 1.1% of our revenues, respectively, denominated in Belarusian rubles.

The measures currently used by the Belarusian government to control this recent inflation include monetary policy and pricing instruments, increasing interest rates and the use of anti-monopoly laws to prevent the increase in pricing of goods, reducing production costs and increasing the output of consumer goods and services. Inflation, government actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Belarus. Belarus may experience high levels of inflation in the future. The Russian and Ukrainian governments have historically implemented similar measures as Belarus to fight inflation.

Periods of higher inflation may slow economic growth in those countries. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our clients and, as a result, may reduce our net income. Inflationary pressures could also affect our ability to access financial markets and lead to counter-inflationary measures that may harm our business, financial condition, results of operations or adversely affect the market price of our securities.

Fluctuations in currency exchange rates could materially adversely affect our business, financial condition and results of operations.

The Belarusian ruble, the Russian ruble, the Ukrainian hryvnia, the Hungarian forint and other CIS currencies have experienced significant fluctuations against foreign currencies, including the U.S. dollar, in recent years. For example,

•	In 2009 and 2011, the National Bank of the Republic of Belarus lowered the exchange rate of the Belarusian ruble against the U.S. dollar by 17.0% and 36.0%, respectively;

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The Russian ruble depreciated against the U.S. dollar by 21.6% in 2009, as compared to the 2008 average exchange rate, and appreciated against the U.S. dollar by 4.5% in 2010, as compared to the 2009 average exchange rate;

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Since September 2008, the interbank U.S. dollar/Ukrainian hryvnia exchange rate has fluctuated significantly; the Ukrainian hryvnia depreciated against the U.S. dollar by 34.8% in 2009, as compared to the 2008 average exchange rate and, in 2010, the hryvnia appreciated against the U.S. dollar by 1.4% as compared to the 2009 average exchange rate; and

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The Hungarian forint depreciated against the U.S. dollar by 14.4% in 2009, as compared to the 2008 average exchange rate, and depreciated against the U.S. dollar by 3.2% in 2010, as compared to the 2009 average exchange rate.

The majority of our revenues are in U.S. dollars, British pounds, Russian rubles and euro, and the majority of our expenses, particularly salaries of IT professionals, are denominated in U.S. dollars but payable in Belarusian rubles or in other local currencies at the exchange rate in effect at the time. However, to the extent that we increase our business and revenues which are denominated in Belarusian rubles, Ukrainian hryvnia, Hungarian forints or other local currencies, we will also increase our receivables denominated in those currencies and therefore also increase our exposure to fluctuations in their exchange rates against the U.S. dollar, our reporting currency. Similarly, any capital expenditures, such as for computer equipment, which are payable in the local currency of the countries in which we operate but are imported to such countries, and any deposits we hold in local currencies, can be materially affected by depreciation of the local currency against the U.S. dollar and the effect of such depreciation on the local economy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk” and “—Inflation in Belarus, Russia, Ukraine and other CIS countries and government efforts to combat inflation may contribute significantly to economic uncertainty in the CIS and could materially adversely affect our business, financial condition, results of operations and the market value of our shares of common stock.”

The banking and financial systems in the CIS remain less developed than those in some more developed markets, and a banking crisis could place liquidity constraints on our business and materially adversely affect our business, financial condition and results of operations.

Banking and other financial systems in the CIS are less developed and regulated than in some more developed markets, and legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Banks generally do not meet international banking standards, and the transparency of the banking sector lags behind international standards. Furthermore, in Russia, bank deposits made by corporate entities generally are not insured. As a result, the banking sector remains subject to periodic instability. Another banking crisis, or the bankruptcy or insolvency of banks through which we receive or with which we hold funds, particularly in Belarus, may result in the loss of our deposits or adversely affect our ability to complete banking transactions in the CIS, which could materially adversely affect our business, financial condition and results of operations.

Political and governmental instability in CIS and CEE countries could materially adversely affect our business, financial condition and results of operations.

Since the early 1990s, Belarus, Russia, Ukraine, Hungary and other CIS and CEE countries have sought to transform from one-party states with a centrally planned economy to democracies with a market economy of various degrees. As a result of the sweeping nature of various reforms, and the failure of some of them, the political systems of many CIS and CEE countries remain vulnerable to popular dissatisfaction, including demands for autonomy from particular regional and ethnic groups.

We have significant operations in Minsk, the capital of Belarus. Belarus has been governed since 1994 by President Alexander Lukashenko, who was most recently reelected in December 2010. The president has a wide range of powers including the power to call elections, appoint the executive arms of the government, make judicial appointments and appointments to local executive and administrative bodies and issue edicts, orders and decrees which have the force of law. Progress on structural reform and a reduction in the extent of direct state support in the economy has been slow in Belarus, and reforms of this nature are likely to be politically unpopular. No assurance, however, can be given that Belarus will implement further structural reform policies or reduce state support of the economy.

We have significant operations in Russia. Since 1991, Russia has sought to transform itself from a single party state with a centrally-planned economy to a market economy. Political conditions in Russia were highly volatile in the 1990s, as evidenced by the frequent conflicts among executive, legislative and judicial authorities, which negatively affected Russia’s business and investment climate. During the presidency of Vladimir Putin and the current presidency of Dmitry Medvedev, the political and economic situation in Russia has generally become more stable. However, there is still a risk of significant changes to the political and economic environment, potential changes in the direction of the reforms or reversal of the reforms. Elections for the state Duma are scheduled for late 2011, and the next presidential election is scheduled for 2012. Political instability or shifts in governmental policy and regulation in Russia could negatively affect the Russian economic and political environment.

We have a delivery center in Ukraine. Since obtaining independence in 1991, Ukraine has undergone substantial political transformation to become an independent sovereign state and has been on the path of economic transition from a centrally-planned economy to a market economy. The 2010 presidential election and the subsequent removal of the Ukrainian prime minister from office created tensions between the Ukrainian president, Viktor Yanukovych, the government and the parliament. A number of factors could adversely affect political stability in Ukraine, including political polarization in Ukrainian society resulting from what is seen as insufficiently balanced or controversial positions of the president and the government on various domestic and foreign policy issues, and growing opposition of certain factions in the parliament and certain political parties and associations which are not represented in the parliament to what are broadly seen as significant concessions made by the president and the government to Russia. Recent political developments have also highlighted potential inconsistencies between Ukraine’s constitution and various laws and presidential decrees. If political instability continues or heightens, it may have negative effects on the Ukrainian economy and our operations in Ukraine.

We have delivery centers in Hungary. Hungary was established as a parliamentary republic in 1989 and joined the European Union in 2004. In April 2010, Prime Minister Viktor Orbán’s political party won a two-thirds parliamentary majority and has sought to centralize power, to make changes to formerly independent government institutions, to draft a new constitution and to impose taxes on telecommunications, energy, retail and banking institutions in an effort to meet budget deficit targets. The politics of Hungary remain volatile, as shown by large protests in May 2011 against the ruling party’s actions. Political instability as a reaction to the government’s actions could negatively affect the Hungarian economy and political environment.

Current and future changes in the Belarusian, Russian, Ukrainian, Hungarian and other CIS and CEE governments, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could materially adversely affect our business, financial condition and results of operations.

A deterioration in political and economic relations among the CIS countries in which we operate and/or between CIS countries and the United States and the European Union could materially adversely affect our business, financial condition and results of operations.

Political and economic relations between Belarus, Russia, Ukraine and the other countries in which we operate are complex, and recent conflicts have arisen between their governments. Political, ethnic, religious, historical and other differences have, on occasion, given rise to tensions and, in certain cases, military conflict between countries of the CIS which can halt normal economic activity and disrupt the economies of neighboring regions.

A significant portion of Belarus energy imports come from Russia, and Russia is Belarus’ most significant trading partner. A number of oil and gas pipelines from Russia to European Union member states run through Belarus, and a significant portion of Russian energy exports are delivered through Belarus. Russia is also one of Belarus’ main sovereign lenders. Belarus and Russia have had a number of disagreements regarding the level of duty to be imposed on Russian crude oil exports to Belarus, which comprise a significant part of Belarus’ energy resources and are important for Belarus’ oil refinery industry. In June 2010, Belarus and Russia had a dispute regarding the timing of payments due from Belarus to Russia for gas supplied by Russia and from Russia to Belarus for the transit of Russian gas to the European Union, which resulted in a disruption of gas flows to the European Union.

The relationship between Russia and Ukraine has been historically strained due to, among other things, disagreements over the prices and methods of payment for gas delivered by Russia to, or for transportation through, Ukraine, issues relating to the temporary stationing of the Russian Black Sea Fleet in the territory of Ukraine and a Russian ban on imports of meat and milk products from Ukraine and anti-dumping investigations conducted by Russian authorities in relation to certain Ukrainian goods. The possible accession by Ukraine to the North Atlantic Treaty Organization has also been a significant source of tension between Russia and Ukraine. Following the presidential election in February 2010, Ukraine’s relations with Russia have generally improved; however, any further adverse changes in Ukraine’s relations with Russia, in particular any such changes adversely affecting supplies of energy resources from Russia to Ukraine or Ukraine’s revenues derived from transit charges for Russian oil and gas, may have negative effects on the Ukrainian economy as a whole.

Although we operate in the CIS through local subsidiaries, governmental officials and consumers may associate us and our brand with a particular CIS country or with the United States. Any deterioration in political and economic relations among CIS countries in which we operate could materially adversely affect our business, financial condition and results of operations.

The conflicts among CIS countries and conflicts within CIS countries have, in some instances, also strained their relationship with the United States and the European Union which, at times, has negatively impacted their financial markets. For instance, the December 2010 Belarus presidential elections coincided with large-scale street protests and were criticized as anti-democratic by the foreign ministers of some European nations and by the United States and Canada. In January 2011, the European Union and the United States announced financial and travel sanctions against the Belarusian government and Belarusian state-owned enterprises. No assurance can be given that Belarus will improve relations with the European Union and the United States or that further restrictions will not be imposed by the European Union or the United States in relation to these points of tension or that such frictions will not affect the political and economic environment in Belarus. Trade and economic sanctions, including existing European Union and United States sanctions and asset freezes, prevent us from dealing with certain entities and persons in Belarus and impose legal compliance costs and risks on our business operations in that country.

The emergence of new or escalated tensions among CIS countries could further exacerbate tensions between CIS countries and the United States and the European Union, which may have a negative effect on their economy, our ability to obtain financing on commercially reasonable terms, and the level and volatility of the trading price of our shares of common stock. Any of the foregoing circumstances could materially adversely affect our business, financial condition, results of operations and prospects.

The legal systems in CIS countries can create an uncertain environment for business activity, which could materially adversely affect our business, financial condition and results of operations.

The legal framework to support a market economy remains new and in flux in Belarus, Russia, Ukraine and other CIS countries and, as a result, these legal systems can be characterized by:

•	inconsistencies between and among laws and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

•	gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

•	selective enforcement of laws or regulations, sometimes in ways that have been perceived as being motivated by political or financial considerations;

•	limited judicial and administrative guidance on interpreting legislation;

•	relatively limited experience of judges and courts in interpreting recent commercial legislation;

•	a perceived lack of judicial and prosecutorial independence from political, social and commercial forces;

•	inadequate court system resources;

•	a high degree of discretion on the part of the judiciary and governmental authorities; and

•	underdeveloped bankruptcy procedures that are subject to abuse.

In addition, as is true of civil law systems generally, judicial precedents generally have no binding effect on subsequent decisions. Not all legislation and court decisions in CIS countries are readily available to the public or organized in a manner that facilitates understanding. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions may be used in furtherance of what some perceive to be political aims.

The untested nature of much of recent legislation in the countries in which we operate and the rapid evolution of their legal systems may result in ambiguities, inconsistencies and anomalies in the application and interpretation of laws and regulations. Any of these factors may affect our ability to enforce our rights under our contracts or to defend ourselves against claims by others, or result in our being subject to unpredictable requirements, and could materially adversely affect our business, financial condition and results of operations.

These uncertainties also extend to property rights. For example, during the transformation of Russia, Belarus, Ukraine and other CIS countries from centrally planned economies to market economies, legislation has generally been enacted in each of these countries to protect private property against uncompensated expropriation and nationalization. However, there is a risk that due to the lack of experience in enforcing these provisions and due to political factors, these protections would not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities, their assets or portions thereof, potentially without adequate compensation, could materially adversely affect our business, financial condition and results of operations.

Selective or arbitrary government action, including in connection with agreements to provide services to local governments, could materially adversely affect our business, financial condition and results of operations.

Many commercial laws and regulations in the CIS are relatively new and have been subject to limited interpretation. As a result, their application can be unpredictable. Government authorities have a high degree of discretion in Belarus, Russia, Ukraine and other CIS countries and have at times exercised their discretion in ways that may be perceived as selective or arbitrary, and sometimes in a manner that is seen as being influenced by political or commercial considerations. These governments also have the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties in Belarus, Russia, Ukraine and other CIS countries will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations. Selective or arbitrary government action could materially adversely affect our business, financial condition and results of operations.

The Russian government has taken various actions in recent years against business people and companies operating in Russia that have been perceived as having been politically motivated, including actions for technical violations of law or violations of laws that have been applied retroactively, such as violations of tax laws. In 2008, for example, government officials publicly criticized transfer pricing arrangements used by a Russian-based company that is publicly traded in the United States, claiming that such arrangements constituted tax evasion. These claims resulted in a steep decline in that company’s stock price. Such actions have on occasion resulted in significant fluctuations in the market prices of the securities of businesses operating in Russia, a weakening of investor confidence in Russia and doubts about the progress of market and political reforms in Russia. Government officials may apply contradictory or ambiguous laws or regulations in ways that could materially adversely affect our business, financial condition and results of operations.

We must comply with laws and regulations relating to the formation, administration and performance of government contracts in the CIS and CEE countries where we provide services to the local governments, including Belarus, Russia and Ukraine. Any failure to comply with applicable local laws, regulations and procedures could result in contract termination, damage to our reputation, price or fee reductions or suspension or debarment from contracting with the government, each of which could materially adversely affect our business, financial condition and results of operations. In addition, governments may revise existing contract rules and regulations or adopt new contract rules and regulations at any time and for any reason. Any of these changes could impair our ability to obtain new contracts or renew or enforce contracts under which we currently provide services. Any new contracting methods could be costly or administratively difficult for us to implement, which could materially adversely affect our business, financial condition and results of operations.

Changes in the tax system in CIS or CEE countries or arbitrary or unforeseen application of existing rules could materially adversely affect our business, financial condition and results of operations.

There have been significant changes to the taxation systems in CIS countries in recent years as the authorities have gradually replaced legislation regulating the application of major taxes such as corporate income tax, VAT, corporate property tax and other taxes with new legislation. Tax authorities in CIS and CEE countries, including Belarus, Russia and Ukraine, have also been aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Technical violations of contradictory laws and regulations, many of which are relatively new and have not been subject to extensive application or interpretation, can lead to penalties. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Our tax liability may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets, particularly if the tax benefits we receive in Belarus and Hungary are changed or removed. See “— Risks Relating to Our Business — Our operating results may be negatively impacted by the loss of certain tax benefits provided by the governments of Belarus and Hungary to companies in our industry.” Any additional tax liability, as well as any unforeseen changes in tax laws, could materially adversely affect our future results of operations, financial condition or cash flows in a particular period.

The tax environment in Russia historically has been complicated by contradictions in Russian tax law. For example, tax laws are unclear with respect to the deductibility of certain expenses, and tax authorities may disagree with positions we have taken that we consider to be in compliance with current law. This uncertainty could result in a greater than expected tax burden and potentially exposes us to significant fines and penalties and enforcement measures, despite our best efforts at compliance.

In October 2006, the Supreme Arbitration Court of Russia issued a ruling that introduced the concept of an “unjustified tax benefit,” which is a benefit that may be disallowed for tax purposes. Specific examples cited by the court include benefits obtained under transactions lacking a business purpose (i.e., when the only purpose of a deal or structure is to derive tax benefits). The tax authorities have actively sought to apply this concept when challenging tax positions taken by taxpayers. Although the intention of the ruling was to combat tax abuse, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the court. In addition, the tax authorities and the courts have indicated a willingness to interpret broadly the application of criminal responsibility for tax violations.

Historically, Ukraine had a number of laws related to various taxes imposed by both central and regional governmental authorities. These taxes include value added tax, corporate income tax (profits tax), customs duties and payroll (social) taxes. In January 2011, the majority of the new tax code in Ukraine came into effect, and aims to create a comprehensive legal framework for tax reform and provide for a wide range of changes to the existing tax system in the areas of tax collection and administration. Among other things, the new Ukraine tax code provides for a decrease in the rate of the corporate income tax over the next several years, a decrease in the VAT rate beginning in 2014 and for taxation of interest accrued on bank deposits beginning in 2015. There can be no assurance that the adoption of the tax code will have a positive effect on the Ukrainian tax system, in which differing opinions regarding legal interpretations often exist both among and within governmental ministries and organizations, including the tax administration, creating uncertainties and areas of conflict. Tax declarations or returns, together with other matters of legal compliance, such as customs and currency control matters, are subject to review and investigation by a number of authorities, which may impose fines, penalties and interest charges for noncompliance. In practice, the Ukrainian tax authorities tend to interpret the tax laws in an arbitrary way that rarely favors taxpayers. These circumstances generally create tax risks in Ukraine that are more significant than those typically found in countries with more developed tax systems.

Our subsidiaries in Ukraine also currently benefit from regulations that permit companies in the IT services industry to employ independent contractors and significantly reduce our social security tax obligations in Ukraine. Substantially all of our IT professionals in the Ukraine are independent contractors. Should Ukraine change its tax regulations and no longer permit the IT services industry to employ independent contractors, our operating expenses in Ukraine would substantially increase, which could materially adversely affect our business, financial condition and results of operations.

The tax systems in CIS and CEE countries in which we operate impose additional burdens and costs on our operations in such countries, and complicate our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines, penalties and enforcement measures despite our best efforts at compliance, which could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in these countries. This could adversely affect our business and the value of our common stock.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases (in particular, under the laws of Russia) we may be jointly and severally liable for obligations of our subsidiaries. We may also incur secondary liability and, in certain cases, liability to creditors for obligations of our subsidiaries in certain instances involving bankruptcy or insolvency. This type of liability could result in significant obligations and could materially adversely affect our business, financial condition and results of operations.

Our CIS subsidiaries can be forced into liquidation on the basis of formal noncompliance with certain legal requirements.

We operate in CIS countries primarily through locally organized subsidiaries. Certain provisions of Russian law and the laws of other CIS countries may allow a court to order liquidation of a locally organized legal entity on the basis of its formal noncompliance with certain requirements during formation, reorganization or during its operations.

For example, in Russian corporate law, if the net assets of a Russian joint stock company calculated on the basis of Russian accounting standards are lower than its charter capital as at the end of its third or any subsequent financial year, the company must either decrease its charter capital or liquidate. If the company fails to comply with these requirements, governmental or local authorities can seek the involuntary liquidation of such company in court, and the company’s creditors will have the right to accelerate their claims or demand early performance of the company’s obligations as well as demand compensation of any damages.

Similarly, there have also been cases in CIS countries in which formal deficiencies in the establishment process of a legal entity or noncompliance with provisions of law have been used by courts as a basis for liquidation of a legal entity. Weaknesses in the legal systems of CIS countries create an uncertain legal environment, which makes the decisions of a court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation of any of our subsidiaries were to occur, such liquidation could materially adversely affect our business, financial condition and results of operations.

Crime and corruption could disrupt our ability to conduct our business.

Political and economic changes in the CIS countries where we operate in recent years have resulted in significant dislocations of authority. The local and international press have reported the existence of significant organized criminal activity, particularly in large metropolitan centers. Property crime in large cities has increased substantially. In addition, the local and international press have reported high levels of corruption, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further the interests of the state and individual officials, as well as private businesses, including competitors and corporate raiders. Corruption in the CIS countries in which we operate is pervasive and, in some cases, is worsening. The governments in CIS countries, including Belarus, Russia and Ukraine have recently pursued campaigns against corruption, the results of which are currently uncertain. For example, the Ukrainian parliament is currently considering new anti-corruption legislation which contains provisions relating to measures to prevent corruption, introduces a more detailed regulation of responsibility for involvement in corruption and provides for international cooperation in combating corruption. In addition, in August 2010, a new anti-money laundering law entered into force in Ukraine extends the list of entities that are required to monitor financial transactions, extends the list of state agencies authorized to conduct state financial monitoring, and broadens the list of reasons on the basis of which a financial transaction may be subject to monitoring. However, there is no assurance that such laws or other laws enacted elsewhere will be applied with any effectiveness by the local authorities, and the continuing effects of corruption, money laundering and other criminal activity could have a negative effect on the economies of these countries and could materially adversely affect our business in the CIS.

Additionally, some members of the media in the countries in which we operate regularly publish disparaging articles in return for payment. The depredations of organized or other crime, demands of corrupt officials or claims that we have been involved in official corruption could result in negative publicity, disrupt our ability to conduct our business and could thus materially adversely affect our business, financial condition and results of operations.

Social instability in CIS countries could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in CIS countries, coupled with difficult economic conditions, could lead to labor and social unrest. Labor and social unrest may have political, social and economic consequences, such as increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in our industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. There is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future CIS governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical, regional and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout CIS countries. These events could materially adversely affect the investment environment in CIS countries.

Any U.S. or other foreign judgments that may be obtained against us may be difficult to enforce in Belarus, Russia, Ukraine and other CIS countries.

Although we are a Delaware corporation, subject to suit in the United States and other courts, many of our assets are located in Belarus, Russia, Ukraine and other CIS countries and one of our directors and his assets are located outside the United States. Although arbitration awards are generally enforceable in CIS countries, judgments obtained in the United States or in other foreign courts, including those with respect to U.S. federal securities law claims, may not be enforceable in many CIS countries, including Belarus, Russia and Ukraine. There is no mutual recognition treaty between the United States and Belarus, Russia or Ukraine. Therefore, it may be difficult to enforce any U.S. or other foreign court judgment obtained against any of our operating subsidiaries in CIS countries.

We face risks similar to those in Belarus, Russia and Ukraine in other CIS or CEE countries or elsewhere.

We currently have operations in Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary. We may acquire additional operations in other CIS or CEE countries or elsewhere. As with Belarus, Russia, Ukraine, Kazakhstan, Poland and Hungary, such countries are emerging markets subject to greater political, economic, social, tax and legal risks than more developed markets. In many respects, the risks inherent in transacting business in such countries are similar to those in Belarus, Russia and Ukraine, especially those risks set out above in “— Risks Related to Conducting Business in the CIS and CEE Countries.”

Risks Related to Our Common Stock and This Offering

Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control.

Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately     % of the outstanding shares of our common stock after this offering. As a result, these stockholders, if acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors, the approval of merger, consolidation or sale of all or substantially all of our assets and other significant business or corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price of shares of our common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares of common stock at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market in general, or in the IT industry in particular;

•	sales of large blocks of our stock;

•	the release of lock-ups or other transfer restrictions;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new services by us or our competitors;

•	additions or departures of key personnel;

•	changes in financial estimates or recommendations in securities analysts’ reports;

•	regulatory developments;

•	litigation and governmental investigations; and

•	economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert our management’s time and attention from our business.

The trading market for our common stock will also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002, as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented or to be implemented by the Securities and Exchange Commission and the rules of                     . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Complying with these laws and regulations may be especially difficult and costly for us because we may have difficulty locating sufficient personnel in CIS and CEE with experience and expertise relating to GAAP and U.S. public company reporting requirements, and such personnel may command higher salaries relative to what similarly experienced personnel would command in the United States. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers and will require our management and personnel to devote a substantial amount of time to comply with these rules and regulations. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have              outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. The              shares of common stock sold pursuant to this offering will be immediately tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. Of the remaining shares of common stock:

•	shares will be eligible for sale immediately upon completion of this offering; and

•

             shares will become eligible for sale, subject to the provisions of Rule 144 or Rule 701 under the Securities Act, upon the expiration of agreements not to sell such shares of common stock entered into with the underwriters, beginning 180 days after the date of this prospectus, subject to extension in certain circumstances.

We, our directors and officers and the selling stockholders have agreed subject to certain exceptions, that without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., we and they will not, during the period ending 180 days after the date of this prospectus sell or dispose of any common stock, as set forth under “Underwriting.”

Provisions in our certificate of incorporation and bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions include:

•	limiting the ability of stockholders to call a special stockholder meeting;

•	limiting the ability of stockholders to act by written consent;

•	providing that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establishing advance notice requirements for nominations for elections to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	requiring the approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors to amend any of the foregoing provisions.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

Delaware law may delay or prevent a change in control, and may discourage bids for our common stock at a premium over its market price.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction. These provisions of Delaware law may have the effect of delaying, deferring or preventing a change in control, and may discourage bids for our common stock at a premium over its market price.

We do not intend to pay any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, in the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

Our management will have broad discretion over the use of the proceeds from this offering and may not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds we receive from this offering, and you will be relying on its judgment regarding the application of these proceeds. We expect to use the net proceeds from this offering as described under the heading “Use of Proceeds.” However, management may not apply the net proceeds of this offering in ways that increase the value of your investment.

New investors in our common stock will experience immediate and substantial book value dilution after this offering.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock immediately after this offering. Based on an assumed initial public offering price of $              per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of March 31, 2011, if you purchase our common stock in this offering, you will pay more for your shares of common stock than the amounts paid by our existing stockholders for their shares of common stock and you will suffer immediate dilution of approximately $              per share of common stock in pro forma net tangible book value. As a result of this dilution, in the event of a liquidation investors purchasing stock in this offering would receive significantly less than the full purchase price paid in this offering.

Any material weaknesses or significant deficiencies in our internal controls could result in a material misstatement in our consolidated financial statements as well as result in our inability to file periodic reports timely as required by federal securities laws, which could materially adversely affect our business and stock price.

We are required to design, implement and maintain effective internal control over financial reporting and disclosure controls and procedures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Commencing with our fiscal year ending December 31,             , we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If, in the future, we have weaknesses or deficiencies in our internal controls, they could result in a material misstatement in our annual or interim consolidated financial statements or cause us to fail to meet our obligations to file periodic financial reports with the Securities and

Exchange Commission. We also may not be able conclude on an ongoing basis that we have effective internal control over financial reporting as contemplated by Section 404 of the Sarbanes-Oxley Act of 2002 or our independent registered public accounting firm may issue an adverse opinion on the effectiveness of our internal control over financial reporting. Any of these failures could result in adverse consequences that could materially adversely affect our business, including potential action by the Securities and Exchange Commission,              or other regulatory authorities against us, possible defaults under our debt agreements, stockholder lawsuits, delisting of our stock and general damage to our reputation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Forward-Looking Statements

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. These statements may relate to, but are not limited to, expectations of future operating results or financial performance, capital expenditures, use of proceeds from this offering, introduction of new services, legal and regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. These risks and other factors include, but are not limited to, those described under “Risk Factors.” In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “might,” “would,” “continue” or the negative of these terms or other comparable terminology. Actual results, level of activity, performance or achievements may differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and these differences may be material and adverse.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of any of the events described under “Risk Factors” and elsewhere in this prospectus could materially adversely affect our business, prospects, operating results and financial condition.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, or approximately $         million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $         per share of common stock (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1.00 increase (decrease) in the public offering price per share of common stock would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses, by $         million (assuming no exercise of the underwriters’ over-allotment option). We intend to use the net proceeds of this offering for general corporate purposes, such as for working capital, for acquiring facilities, and for potential strategic acquisitions of, or investments in, other businesses or technologies that we believe will complement our current business and expansion strategies.

We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale by us of         shares of common stock in this offering, at an assumed public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus.

This table should be read in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	March 31, 2011
	Actual	As Adjusted (1)(2)
	(in thousands)
Cash and cash equivalents	$48,631	$

Preferred stock and puttable common stock:
Preferred stock: $.001 par value, 5,000,000 authorized, 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis; $.001 par value, 945,114 authorized, 384,804 Series A-2 convertible redeemable preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	$70,669	$
Puttable common stock, $.001 par value, 7,112 issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	332

Stockholders’ equity:
Common stock, $.001 par value; 20,000,000 authorized; 2,351,264 shares issued and 2,131,801 shares outstanding, actual; shares authorized, issued and outstanding on an as adjusted basis	2
Preferred stock: $.001 par value, 290,277 authorized Series A-3 convertible preferred stock issued and outstanding, actual; no shares authorized, issued and outstanding on an as adjusted basis	—
Additional paid-in capital	35,191
Retained earnings	57,460
Treasury stock	(15,972)
Accumulated other comprehensive loss	(1,012)

Total stockholders’ equity	75,669

Total capitalization	$146,670	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share of common stock, which is the mid-point of the price range listed on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital and total capitalization by approximately $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	If the underwriters’ option to purchase an additional shares of common stock from us in this offering is exercised in full, the as adjusted amount of each of additional paid-in capital and total capitalization would increase by approximately $ million, and we would have shares of our common stock issued and outstanding.

The table above does not include:

•	shares of common stock issuable upon the exercise of options outstanding as of March 31, 2011 at a weighted average exercise price of $ per share; and

•	an aggregate of shares of common stock reserved for future issuance under our stock option plan of March 31, 2011.

DILUTION

Dilution is the amount by which the portion of the offering price paid by the purchasers of our common stock in this offering exceeds the net tangible book value per share of our common stock after the offering. Our pro forma net tangible book value as of March 31, 2011 was $          or $         per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total assets less total liabilities, by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the shares of common stock in this offering, at an assumed public offering price of $         per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of March 31, 2011 would have been $         or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share and an immediate dilution to new investors of $         per share. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of March 31, 2011	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

Dilution is determined by subtracting pro forma net tangible book value per share after the offering from the initial public offering price per share.

The following table sets forth, on a pro forma basis, as of March 31, 2011, the number of shares of common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions, and offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

Sales by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to             , or approximately     %, and will increase the number of shares of common stock to be purchased by new investors to             , or approximately     %, of the total shares of common stock outstanding after the offering.

The foregoing tables assume no exercise of the underwriters’ over-allotment option or of stock options outstanding as of March 31, 2011. At March 31, 2011,          shares of common stock were subject to outstanding options, at a weighted average exercise price of $        . To the extent these options are exercised there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial and other data of EPAM should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

The consolidated statements of income data for each of the three years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 are derived from the audited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those consolidated financial statements and notes thereto. The consolidated statements of income data for the two years ended December 31, 2007 and 2006 and the consolidated balance sheet data as of December 31, 2008, 2007 and 2006 are derived from audited consolidated financial statements of EPAM not included in this prospectus. The consolidated statements of income data for the three months ended March 31, 2011 and 2010, and the consolidated balance sheet data as of March 31, 2011, are derived from the condensed unaudited consolidated financial statements of EPAM included elsewhere in this prospectus, and should be read in conjunction with those condensed unaudited consolidated financial statements and notes thereto. The consolidated balance sheet data as of March 31, 2010 are derived from the unaudited consolidated financial statements of EPAM not included in this prospectus. The unaudited interim period financial information, in the opinion of management, includes all adjustments, which are normal and recurring in nature, necessary for the fair presentation of the periods shown. The operating results in any interim period are not necessarily indicative of the results that may be expected for any annual period.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues	$72,802	$42,007	$221,824	$149,939	$160,632	$114,045	$69,801
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	45,505	26,186	132,528	88,027	91,205	59,759	40,903
Selling, general and administrative expenses	13,793	10,594	47,635	39,248	53,913	36,466	14,971
Depreciation and amortization expense	1,690	1,441	6,242	5,618	4,889	2,537	1,696
Other operating expenses, net	2	39	2,629	1,064	400	190	19

Income from operations	$11,812	$3,747	$32,790	$15,982	$10,225	$15,093	$12,212
Interest income	189	108	562	227	1,474	738	335
Interest (expense)	(2)	(49)	(76)	(185)	(129)	(181)	(4)
Foreign exchange gain (loss)	(134)	(582)	(2,181)	(1,617)	(3,819)	(220)	339

Income before provision for income taxes	$11,865	$3,224	$31,095	$14,407	$7,751	$15,430	$12,882
Provision for income taxes	2,123	36	2,787	879	3,701	3,462	3,147

Net income	$9,742	$3,188	$28,308	$13,528	$4,050	$11,968	$9,735

Earnings per share of common stock:
Basic (common)	$1.53	$1.59	$6.71	$1.87	$0.02	$1.95	$1.64
Basic (puttable common)	$1.53	$1.59	$6.71	$1.87	$0.02	$1.95	$—
Diluted (common)	$1.42	$1.51	$6.34	$1.79	$0.02	$1.85	$1.64
Diluted (puttable common)	$1.42	$1.51	$6.34	$1.79	$0.02	$1.85	$—
Shares used in calculation of earnings per share of common stock:
Basic (common)	2,132	2,133	2,132	2,090	2,006	2,104	2,040
Basic (puttable common)	7	21	18	19	14	2	—
Diluted (common)	2,515	2,371	2,414	2,309	2,247	2,334	2,041
Diluted (puttable common)	7	21	18	19	14	2	—
Pro forma earnings per share of common stock(1):
Basic
Diluted
Shares used in calculation of pro forma earnings per share of common stock:
Basic
Diluted

(1)	Immediately prior to completion of this offering, all Series A-1, Series A-2 and Series A-3 convertible preferred stock will automatically convert to common stock. We made pro forma adjustments to our historical results of operations for the fiscal year ended December 31, 2010 and for the three months ended March 31, 2011 to show the pro forma effect of the conversion of all of our Series A-1, A-2 and A-3 convertible preferred stock into a total of shares of common stock as if such events had occurred on January 1, 2010.

	As of March 31,		As of December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$48,631	$32,850	$54,004	$52,927	$30,658	$26,495	$15,741
Accounts receivable, net	39,848	21,885	41,488	27,450	28,224	28,942	17,999
Unbilled revenues, net	34,832	22,073	23,883	13,952	9,777	5,444	1,300
Property and equipment, net	28,030	23,069	25,338	23,053	19,136	5,778	3,371
Total assets	180,273	118,596	170,858	135,407	106,924	86,116	52,104
Accrued expenses	10,379	6,513	15,031	4,928	7,103	11,075	1,916
Deferred revenue	4,284	3,449	5,151	4,417	990	4,733	2,507
Revolving line of credit	—	7,000	—	7,000	—	6,903	—
Total liabilities	33,603	25,386	35,900	30,196	18,793	35,731	17,373
Preferred stock; Series A-1 convertible redeemable preferred stock and Series A-2 convertible redeemable preferred stock	70,669	68,172	68,377	87,413	82,990	31,448	27,954
Total stockholders’ equity	$75,669	$23,774	$66,249	$16,534	$4,098	$18,324	$6,777

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the information under “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry “verticals.” This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. We also have client management locations in the United States, United Kingdom, Germany, Sweden, Russia, Switzerland and Kazakhstan.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Representative companies among our top 30 clients include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively.

Factors Affecting Our Results of Operations

We have benefited significantly from growth in the global software development services industry. Growth in the industry is driven by the needs of major corporations to maintain and upgrade the technology and services required to operate in a cost-efficient manner. Software companies are also increasingly outsourcing work to IT services providers in order to streamline and reduce the cost of the software development process. The CEE software development services market is growing rapidly due to its large pool of skilled IT professionals, highly-developed infrastructure, strong government support and incentives, the geographic and cultural proximity between CEE countries and Europe and the desire of clients to diversify their use of software development services to multiple delivery locations.

We believe that the most significant factors affecting our results of operations include:

•	Market demand for software development services;

•	Economic growth rates in the industries and countries in which our clients operate;

•	Shortages of skilled IT professionals in the United States and Europe;

•	ISVs and technology companies increasingly outsourcing work to IT service professionals to more efficiently scale their operations with strong software engineering skills;

•	Wage rates in countries where we operate, particularly in CEE countries where most of our employees are based; and

•	Changes in foreign exchange rates, especially relative changes in exchange rates between the U.S dollar and the British pound, euro, Russian ruble and Hungarian forint.

Our results of operations in any given period are also directly affected by company-specific factors, including:

•	Our ability to obtain new clients and generate repeat business from existing clients;

•	Our ability to expand the quality, range and delivery of our portfolio of service offerings and our expertise relative to our competitors;

•	Our ability to efficiently manage and utilize our IT professionals; and

•	Our ability to identify, integrate and effectively manage businesses that we acquire.

Certain Income Statement Line Items

Revenues

Revenues are derived primarily from providing software development services to our clients. During the third quarter of 2008, we started to experience a decrease in demand for our services as a result of the global economic downturn, which also continued to adversely affect demand during 2009. However, in 2010 and the first quarter of 2011 we experienced rapid growth in demand for our services and significantly expanded our business. In 2010, revenues increased by 47.9% to $221.8 million from $149.9 million in 2009, and increased by 73.3% to $72.8 million in the first quarter of 2011 from $42.0 million in the first quarter of 2010. We discuss below the breakdown of our revenues by service offering, vertical, client location, contract type and client concentration. Revenues consist of IT services revenues and reimbursable expenses and other revenues, which primarily include travel and entertainment costs that are chargeable to clients.

Revenues by Service Offering

Software development includes software product development, custom application development services and enterprise application platforms services, and has historically represented, and we expect to continue to represent, the substantial majority of our business. The following table sets forth revenues by service offering by amount and as a percentage of our revenues for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Service Offering	(in thousands, except percent)
Software development	$47,995	65.9%	$28,886	68.7%	$149,658	67.5%	$105,397	70.3%	$117,313	72.9%
Application testing services	14,310	19.7	8,526	20.3	44,459	20.0	28,489	19.0	27,096	16.9
Application maintenance and support	6,646	9.1	3,683	8.8	19,262	8.7	11,828	7.9	10,917	6.8
Infrastructure services	1,947	2.7	65	0.2	2,823	1.3	—	—	94	0.1
Licensing	804	1.1	263	0.6	1,849	0.8	2,094	1.4	2,184	1.4
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Vertical

The foundation we have built with ISVs and technology companies has enabled us to leverage our strong domain knowledge and industry-specific knowledge capabilities to become a premier IT services provider to a range of additional verticals such as Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer. The following table sets forth revenues by vertical by amount and as a percentage of our revenues for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Vertical	(in thousands, except percent)
ISVs and Technology	$19,937	27.4%	$14,467	34.4%	$68,727	31.0%	$57,695	38.5%	$59,494	37.0%
Banking and Financial Services	16,307	22.4	6,456	15.4	42,835	19.3	17,069	11.4	21,534	13.4
Business Information and Media	15,156	20.8	9,237	22.0	45,749	20.6	28,587	19.1	22,385	13.9
Travel and Hospitality	7,748	10.6	3,632	8.6	18,780	8.5	9,869	6.6	5,271	3.3
Retail and Consumer	5,783	7.9	3,225	7.7	17,681	8.0	9,856	6.6	12,318	7.7
Other Verticals	6,771	9.4	4,406	10.5	24,279	10.9	24,732	16.4	36,602	22.8
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Client Location

Our revenues are sourced from three geographic markets: North America, Europe and the CIS. We present our revenues by client location based on the location of the specific client site that we serve, irrespective of the location of the headquarters of the client or the location of the delivery center where the work is performed. As such, revenues by client location differ from the segment information in our consolidated financial statements included elsewhere in this prospectus, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of client location. The following table sets forth revenues by client location by amount and as a percentage of our revenues for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Client Location	(in thousands, except percent)
North America	$37,308	51.2%	$23,565	56.1%	$117,027	52.8%	$80,168	53.5%	$79,881	49.7%
Europe	$21,781	29.9%	$10,409	24.8%	$58,567	26.4%	$32,635	21.8%	$24,536	15.3%
United Kingdom	13,668	18.8	6,041	14.4	32,584	14.7	18,785	12.5	16,247	10.1
Other	8,113	11.1	4,368	10.4	25,983	11.7	13,850	9.3	8,289	5.2
CIS	$12,613	17.4%	$7,449	17.7%	$42,457	19.1%	$35,005	23.3%	$53,187	33.1%
Russia	9,503	13.1	5,179	12.3	31,488	14.2	24,503	16.3	42,853	26.7
Other	3,110	4.3	2,270	5.4	10,969	4.9	10,502	7.0	10,334	6.4
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Contract Type

Our services are performed under both time-and-material and fixed-price arrangements. Our engagement models depend on the type of services provided to a client, the mix and locations of professionals involved and the business outcomes our clients are looking to achieve. Historically, the majority of our revenues have been generated under time-and-material contracts. Under time-and-material contracts, we are compensated for actual time incurred by our IT professionals at negotiated hourly, daily or monthly rates. Fixed-price contracts require us to perform services throughout the contractual period and we are paid in installments on pre-agreed intervals. We expect time-and-material arrangements to continue to comprise the majority of our revenues in the future.

The following table sets forth revenues by contract type by amount and as a percentage of our revenues for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Contract Type	(in thousands, except percent)
Time-and-material	$63,038	86.6%	$37,012	88.1%	$188,961	85.2%	$122,514	81.7%	$130,416	81.2%
Fixed-price	7,860	10.8	4,148	9.9	27,241	12.3	23,200	15.5	25,004	15.6
Licensing	804	1.1	263	0.6	1,849	0.8	2,094	1.4	2,184	1.3
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Revenues by Client Concentration

We have grown our revenues from our clients by continually expanding the scope and size of our engagements, and we have grown our key client base through internal business development efforts and several strategic acquisitions.

Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively. In addition, we have significantly grown the size of existing accounts. The number of clients that accounted for over $5.0 million in annual revenues increased to 11 in 2010 from two in 2009, and the number of clients that generated at least $0.5 million in revenues increased to 75 in 2010 from 64 in 2009.

The following table sets forth revenues contributed by our top five and top ten clients by amount and as a percentage of our revenues for the periods indicated:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
	(in thousands, except percent)
Top five clients	$24,910	34.2%	$12,862	30.6%	$65,908	29.7%	$35,444	23.6%	$38,545	24.0%
Top ten clients	33,570	46.1	18,689	44.5	94,529	42.6	53,001	35.3	59,076	36.8

In 2010, our largest client, Thomson Reuters accounted for over 10% of our revenues. The volume of work we perform for specific clients is likely to vary from year to year, as we are typically not any client’s exclusive external IT services provider, and a major client in one year may not contribute the same amount or percentage of our revenues in any subsequent year.

Operating Expenses

Cost of Revenues (Exclusive of Depreciation and Amortization)

The principal components of our cost of revenues (exclusive of depreciation and amortization) are salaries, employee benefits and stock compensation expense, travel costs and subcontractor fees. Salaries and other compensation expenses of our IT professionals are allocated to cost of revenues regardless of whether they are actually performing services during a given period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses represent expenses associated with promoting and selling our services and include such items as senior management, administrative personnel and sales and marketing personnel salaries, stock compensation expense and related fringe benefits, legal and audit expenses, commissions, insurance, operating lease expenses, travel costs and the cost of advertising and other promotional activities. In addition, we pay a membership fee of 1% of revenues collected in Belarus to the administrative organization of the Belarus Hi-Tech Park.

Our selling, general and administrative expenses have increased primarily as a result of our expanding operations, acquisitions, and the hiring of a number of senior managers to support our growth. We expect our selling, general and administrative expenses to continue to increase in absolute terms as our business expands but will generally remain steady or slightly decrease as a percentage of our revenues.

Provision for Income Taxes

Determining the consolidated provision for income tax expense, deferred income tax assets and liabilities and related valuation allowance, if any, involves judgment. As a global company, we are required to calculate and provide for income taxes in each of the jurisdictions in which we operate. Changes in the geographic mix or estimated level of annual pre-tax income can also affect our overall effective income tax rate.

Our provision for income taxes also includes the impact of provisions established for uncertain income tax positions, as well as the related net interest. Tax exposures can involve complex issues and may require an extended period to resolve. Although we believe we have adequately reserved for our uncertain tax positions, we cannot assure you that the final tax outcome of these matters will not be different from our current estimates. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, statute of limitation lapse or the refinement of an estimate. To the extent that the final tax outcome of these matters differs from the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Our subsidiary in Belarus is a member of the Belarus Hi-Tech Park, in which member technology companies are 100% exempt from the current Belarusian income tax rate of 24%. The “On High-Technologies Park” Decree, which created the Belarus Hi-Tech Park, is in effect for a period of 15 years from July 1, 2006.

Our subsidiary in Hungary benefits from a tax credit of 10% of annual qualified salaries, taken over a four-year period, for up to 70% of the total tax due for that period. We have been able to take the full 70% credit for 2007, 2008, 2009 and 2010 and expect to continue to do so in the foreseeable future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
	(in thousands, except percent)
Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)(1)	45,505	62.5	26,186	62.3	132,528	59.7	88,027	58.7	91,205	56.8
Selling, general and administrative expenses(2)	13,793	18.9	10,594	25.2	47,635	21.5	39,248	26.2	53,913	33.6
Depreciation and amortization expense	1,690	2.3	1,441	3.4	6,242	2.8	5,618	3.7	4,889	3.0
Other operating expenses, net	2	0.0	39	0.1	2,629	1.2	1,064	0.7	400	0.2

Income from operations	$11,812	16.3%	$3,747	8.9%	$32,790	14.8%	$15,982	10.7%	$10,225	6.4%
Interest income	189	0.3	108	0.3	562	0.3	227	0.2	1,474	0.9
Interest (expense)	(2)	(0.0)	(49)	(0.1)	(76)	(0.0)	(185)	(0.1)	(129)	(0.1)
Foreign exchange (loss)	(134)	(0.2)	(582)	(1.4)	(2,181)	(1.0)	(1,617)	(1.1)	(3,819)	(2.4)

Income before provision for income taxes	$11,865	16.4%	$3,224	7.7%	$31,095	14.1%	$14,407	9.7%	$7,751	4.8%
Provision for income taxes	2,123	3.0	36	0.1	2,787	1.3	879	0.7	3,701	2.3

Net income	$9,742	13.4%	$3,188	7.6%	$28,308	12.8%	$13,528	9.0%	$4,050	2.5%

(1)	Includes stock-based compensation expense of $270, $147, $1,314, $785 and $771 for the three months ended March 31, 2011 and 2010, and years ended December 31, 2010, 2009 and 2008, respectively.
(2)	Includes stock-based compensation expense of $445, $151, $1,625, $1,626 and $2,026 for the three months ended March 31, 2011 and 2010, and years ended December 31, 2010, 2009 and 2008, respectively.

First Quarter 2011 Compared to First Quarter 2010

Revenues

Revenues were $72.8 million in the first quarter of 2011, representing an increase of 73.3% from $42.0 million in the first quarter of 2010. The increase was primarily driven by the following factors:

•

We had strong performance across all of our key verticals. In particular, Banking and Financial Services continued to experience an increase in revenues on strong demand from existing clients, with revenues growing by $9.9 million, or 152.6%, to $16.3 million in the first quarter of 2011 as compared to $6.5 million in the first quarter of 2010.

•

We had strong performance across all of our geographies. Revenues from Europe grew 109.3%, to $21.8 million in the first quarter of 2011 from $10.4 million in the first quarter of 2010, and revenues from North America grew 58.3% to $37.3 million in the first quarter of 2011 from $23.6 million in the first quarter of 2010. Revenues in Russia also improved as the local economy rebounded from the global economic downturn, and as a result of our penetration of Banking and Financial Services, which contributed to an increase of revenues of $4.3 million, or 83.5%, as compared to the first quarter of 2010.

•

Revenues from existing clients continued to increase in the first quarter of 2011. Revenues attributable to our top ten clients as of March 31, 2011 increased by 79.6% in the first quarter of 2011 as compared to the first quarter of 2010. This represented 48.3% of the overall increase in revenues in the first quarter of 2011.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $45.5 million in the first quarter of 2011, representing an increase of 73.8% from $26.2 million in the first quarter of 2010. The increase was primarily attributable to a net increase of 1,668 IT professionals from March 31, 2010 to March 31, 2011, to support the growth in demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) increased to 62.5% in the first quarter of 2011 from 62.3% in the first quarter of 2010.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $13.8 million in the first quarter of 2011, representing an increase of 30.2% from $10.6 million in the first quarter of 2010. The growth was primarily attributable to increased overhead costs and non-production staff required to support the growth in the business. In the first quarter of 2011, non-production staff headcount increased to 923, or by 31.1%, stock compensation expense increased from $0.3 million to $0.7 million and facilities expenses increased by $1.0 million, or 46.7%, to $3.0 million as compared to the first quarter of 2010. As a percentage of revenues, selling, general and administrative expenses decreased to 18.9% in the first quarter of 2011 from 25.2% in the first quarter of 2010.

Depreciation and Amortization Expense

Depreciation and amortization expense was $1.7 million in the first quarter of 2011, representing an increase of 17.3% from $1.4 million in the first quarter of 2010. The increase was primarily attributable to additional capital expenditures, primarily IT equipment, related to the increased headcount. As a percentage of revenues, depreciation and amortization expense decreased to 2.3% in the first quarter of 2011 from 3.4% in the first quarter of 2010.

Provision for Income Taxes

Provision for income taxes was $2.1 million in the first quarter of 2011, representing an increase from $0.0 million in the first quarter of 2010. The increase was primarily attributable to significant growth in consolidated pre-tax income, an increase in clients’ need for onsite resources in North America and the United Kingdom, which increased our consolidated effective tax rate, a relative shift in offshore services performed in Belarus, where we are currently entitled to a 100% exemption from Belarusian income tax, to Ukraine and, to a lesser extent, Russia, both of which have significantly higher tax rates. In the first quarter of 2011, our effective tax rate was 17.9% as compared to our effective tax rate of 1.1% in the first quarter of 2010.

2010 Compared to 2009

Revenues

Revenues were $221.8 million in 2010, representing an increase of 47.9% from $149.9 million in 2009. This increase was primarily driven by the following factors:

•

Strong performance across all of our key verticals, particularly Banking and Financial Services, which increased revenues by $25.8 million, or 151.0%, and Business Information and Media, which increased revenues by $17.2 million, or 60.0%, as compared to 2009.

•

Continued penetration of clients in Europe, where revenues grew by 79.5% as compared to 2009. We experienced particularly rapid growth in the United Kingdom and Switzerland, where revenues increased by 73.5% and 311.6% respectively, in 2010 as compared to 2009, primarily attributable to the strength of Banking and Financial Services in these locations.

•	Expansion of our service offerings, which enabled us to cross-sell new services to our clients and meet the rapidly growing demand for complex product development solutions.

•

Growth in our top ten clients increased revenues by 78.4% as compared to 2009, driven by strong demand for our services, particularly from clients that accounted for over $5.0 million in annual revenues.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $132.5 million in 2010, representing an increase of 50.6% from $88.0 million in 2009. The increase was primarily attributable to the net addition of 1,566 IT professionals in 2010, an increase of 41.4% from 3,784 professionals in 2009, to support growth in demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) increased to 59.7% in 2010 from 58.7% in 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $47.6 million in 2010, representing an increase of 21.4% from $39.2 million in 2009. The increase was primarily attributable to increased overhead costs as a result of the increase in revenues and overall operations, particularly related to growth in headcount. As a percentage of revenues, selling general and administrative expenses decreased to 21.5% in 2010 from 26.2% in 2009.

Depreciation and Amortization Expense

Depreciation and amortization expense was $6.2 million in 2010, representing an increase of 11.1% from $5.6 million in 2009. The increase was primarily attributable to the increase in capital equipment purchases to accommodate the increase in headcount and to support growth in revenues. As a percentage of revenues, depreciation and amortization expense decreased to 2.8% in 2010 from 3.7% in 2009.

Other Operating Expenses, Net

Other operating expenses, net, were $2.6 million in 2010, an increase from $1.1 million in 2009. The increase was primarily attributable to a litigation settlement in 2010.

Provision for Income Taxes

Provision for income taxes was $2.8 million in 2010, an increase from $0.9 million in 2009. The growth in revenues and consolidated pre-tax income in 2010, as well as an increase in non-deductible items, resulted in a higher tax expense. Our effective tax rate increased in 2010 to 9.0% compared to 6.1% in 2009.

2009 Compared to 2008

Revenues

Revenues were $149.9 million in 2009, representing a decrease of 6.7% from $160.6 million in 2008. The decrease was primarily driven by the following factors:

•

A decrease in revenues from Russia of $18.4 million, or 42.8%, attributable to global macroeconomic uncertainty and declining oil prices, which negatively impacted the Russian economy and contributed to a decline in value of the Russian ruble.

•

An increase in revenues in Europe, by 33.0%, attributable to an increase in revenues in Banking and Financial Services, and in North America, by 0.4%, which partially offset the decrease in revenues in Russia.

•	The significant impact of foreign exchange rates on our revenues, as the euro, British pound and Russian ruble all declined against the U.S. dollar.

At constant exchange rates, revenues in 2009 increased by 1.1% as compared to 2008. This analysis of 2009 revenues results calculated at constant exchange rates allows an assessment of revenues performance before taking into account of currency fluctuations. To present the constant exchange rate information, our revenues in 2009 for entities reporting in currencies other than U.S. dollars were converted into U.S. dollars at the exchange rates for 2008, rather than the exchange rates for 2009. We present this constant exchange rate information in order to assess how our underlying revenues performed before taking into account currency exchange fluctuations. We have also presented our actual reported revenues in order to provide the most directly comparable data under GAAP.

Cost of Revenues (Exclusive of Depreciation and Amortization)

Cost of revenues (exclusive of depreciation and amortization) was $88.0 million in 2009, representing a decrease of 3.5% from $91.2 million in 2008. The decrease was primarily attributable to a net reduction in IT professionals in late 2008, which brought headcount down by 4.1% in 2009. Consistent with the decrease in our revenues, we reduced our compensation expenses and our headcount due to the impact of the global economic downturn on the demand for our services. As a percentage of revenues, cost of revenues (exclusive of depreciation and amortization) increased to 58.7% in 2009 from 56.8% in 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $39.2 million in 2009, representing a decrease of 27.2% from $53.9 million in 2008. Our cost containment actions implemented in 2009 were broad-based, and included reduction in virtually every area of operations support, including support staffing, recruitment and development, infrastructure and internal systems development, administrative, communications, sales and marketing, and office equipment, which contributed $8.0 million. Reduction in bad debts contributed $3.1 million as the level of financial difficulties experienced by several of our clients in 2008 were not as pronounced in 2009. We also benefited from an investment in a new facility in Minsk, Belarus, which contributed to savings from redundant leased space costs of $2.6 million in 2009 as compared to 2008. As a percentage of revenues, selling, general and administrative expenses decreased to 26.2% in 2009 from 33.6% in 2008.

Depreciation and Amortization Expense

Depreciation and amortization expense was $5.6 million in 2009, representing an increase of 14.9% from $4.9 million in 2008. The increase was primarily attributable to depreciation related to our new Minsk facility, which was put into service during 2009, and increased amortization costs related to acquisitions. As a percentage of revenues, depreciation and amortization expense increased to 3.7% in 2009 from 3.0% in 2008.

Interest Income

Interest income was $0.2 million in 2009, representing a decrease of 84.6% from $1.5 million in 2008. The decrease was primarily attributable to the reduction in interest rates on certain money market accounts as a result of the economic downturn that began in the third quarter of 2008.

Foreign Exchange (Loss)

Foreign exchange loss was $1.6 million in 2009, representing a decrease of 57.7% from a $3.8 million loss in 2008. The decrease was primarily attributable to the movement of the Russian ruble and the euro against the U.S. dollar.

Provision for Income Taxes

Provision for income taxes was $0.9 million in 2009, representing a decrease of 76.2% from $3.7 million in 2008. The decrease was primarily attributable to significant non-deductible items in 2008, primarily consisting of bad debt expense and foreign exchange losses. Our effective tax rate was 6.1% in 2009 as compared to our effective tax rate of 47.7% in 2008.

Liquidity and Capital Resources

Capital Resources

At March 31, 2011, our principal sources of liquidity were cash and cash equivalents totaling $48.6 million and $15.0 million of available borrowings under our revolving line of credit.

At March 31, 2011, we had cash and cash equivalents of $48.6 million, of which $31.3 million was primarily held in U.S. dollar denominated accounts in Belarus, which accrued at an average interest rate of 6.5% during 2010 and the first quarter of 2011. We have a $15.0 million revolving line of credit with PNC Bank, National Association. Advances under our revolving line of credit accrue interest at an annual rate equal to the London Interbank Offer Rate, or LIBOR, plus 1.25%. Our revolving line of credit is secured by the grant of a security interest in all of our U.S. trade receivables in favor of the bank and contains customary financial and reporting covenants and limitations. We are currently in compliance with all covenants contained in our revolving line of credit and believe that our revolving line of credit provides sufficient flexibility so that we will remain in compliance with its terms in the foreseeable future. Our revolving line of credit expires on October 15, 2013. No borrowings were outstanding under our revolving line of credit as of March 31, 2011.

The cash and cash equivalents held at locations outside of the United States are for future operating expenses and we have no intention of repatriating those funds. We are not, however, restricted in repatriating those funds back to the United States, if necessary. If we decide to remit funds to the United States in the form of dividends, they would be subject to foreign withholding taxes, as well as U.S. corporate income tax on the dividends.

We believe that our available cash and cash equivalents, cash flows expected to be generated from operations and net proceeds from this offering will be adequate to satisfy our current and planned operations in the foreseeable future. Our ability to expand and grow our business in accordance with current plans and to meet our long-term capital requirements will depend on many factors, including the rate, if any, at which our cash flows increase, our continued intent not to repatriate earnings from outside the U.S. and the availability of public and private debt and equity financing. To the extent we pursue one or more significant strategic acquisitions, we may incur debt or sell additional equity to finance those acquisitions.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Consolidated Statements of Cash Flow Data:
Net cash provided by (used in) operating activities	$362	$(2,524)	$20,473	$26,112	$(1,130)
Net cash used in investing activities	(6,401)	(1,828)	(10,826)	(9,030)	(19,332)
Net cash (used in) provided by financing activities	—	(15,050)	(8,043)	6,460	26,316
Effect of exchange-rate changes on cash and cash equivalents	666	(675)	(527)	(1,273)	(1,691)

Net increase (decrease) in cash and cash equivalents	$(5,373)	$(20,077)	$1,077	$22,269	$4,163

Cash and cash equivalents, beginning of period	54,004	52,927	52,927	30,658	26,495

Cash and cash equivalents, end of period	$48,631	$32,850	$54,004	$52,927	$30,658

Operating Activities

Net cash provided by operations increased by $2.9 million to $0.4 million during the first quarter of 2011 from $2.5 million net cash used in operations during the first quarter of 2010, primarily attributable to higher net income offset by increases in trade and unbilled accounts receivable, accounts payable amounts, due to employees and taxes payable. Revenues increased by 73.3% in the first quarter of 2011 as compared to the first quarter of 2010, causing net trade and unbilled accounts receivable to increase $30.7 million, or 69.9%, from $44.0 million as of March 31, 2010 to $74.7 million as of March 31, 2011. Amounts due to employees, the majority of which represents payroll costs for the most recent period, increased $4.4 million, or 85.1%, from $5.2 million as of March 31, 2010 to $9.5 million as of March 31, 2011, driven by a combination of headcount growth and the increased performance-based bonus payments for 2010 as compared to 2009, which are typically made in the first quarter.

Net cash provided by operations decreased by $5.6 million to $20.5 million during 2010 from $26.1 million during 2009. This was primarily attributable to increases in trade and unbilled accounts receivable, accrued expenses and taxes payable, and was offset by higher net income. Revenues increased 47.9% in 2010 as compared to 2009, causing net trade and unbilled accounts receivable to increase to $65.4 million, or 57.9%, as of December 31, 2010, from $41.4 million as of December 31, 2009. Accrued expenses increased to $15.0 million as of December 31, 2010 from $4.9 million as of December 31, 2009, due to an overall growth in operating expenses to support revenue growth and also attributable to a $7.8 million increase in the year-end bonus accrual, as a result of strong overall performance in 2010 as compared to 2009.

Net cash provided by operations increased by $27.2 million to $26.1 million of net cash provided by operating activities during 2009 as compared to $1.1 million of net cash used in operating activities during 2008. The primary driver of this increase was an overall cost containment effort implemented at the end of 2008 in response to the economic downturn, which included headcount reductions, travel restrictions and limitations on external professional fees.

Investing Activities

Net cash of $6.4 million was used in investing activities during the first quarter of 2011 as compared to $1.8 million of net cash used in investing activities during the first quarter of 2010. The increase was primarily attributable to $4.5 million of additional capital expenditures, which primarily consisted of IT equipment to support our increased headcount.

Net cash of $10.8 million was used in investing activities during 2010 as compared to $9.0 million of net cash used in investing activities during 2009. This increase was primarily attributable to an increase in capital expenditures, which primarily consisted of IT equipment, of $7.3 million, related to our increased headcount, and a $2.5 million increase in restricted cash related to a client letter of credit, and was partially offset by a payment of $8.4 million for construction of a building in Minsk in 2009.

Net cash of $9.0 million was used in investing activities during 2009 as compared to $19.3 million of net cash used in investing activities during 2008. This decrease was primarily attributable to a decrease in capital expenditures of $8.8 million, as part of our cost containment efforts, and $1.2 million in acquisition costs in 2008 that did not recur in 2009.

Financing Activities

No net cash was used in or provided by financing activities during the first quarter of 2011 as compared to $15.1 million of net cash used in financing activities to facilitate a partial repurchase of our Series A-2 convertible redeemable preferred stock during the first quarter of 2010.

Net cash of $8.0 million was used in financing activities during 2010 as compared to $6.5 million of net cash provided by financing activities during 2009. This decrease was primarily attributable to an increase in purchases of treasury stock of $6.8 million, the partial repurchase of $15.1 million of our Series A-2 convertible redeemable preferred stock and a repayment of amounts outstanding under our revolving line of credit of $7.0 million in 2010 which was borrowed in 2009. This decrease in 2010 was partially offset by an increase in the proceeds from the sale of treasury stock, net of costs, of $6.3 million and proceeds from the issuance of $15.0 million of preferred stock in 2010.

Net cash of $6.5 million was provided by financing activities during 2009 as compared to $26.3 million net cash provided by financing activities during 2008. This decrease was primarily attributable to the issuance of $47.6 million of preferred stock in 2008, and was partially offset by the increase of the amounts outstanding under our revolving line of credit of $7.0 million in 2009, the purchase of $14.5 million of treasury stock in 2008 and the repayment of the borrowings under our revolving line of credit of $6.9 million in 2008.

Contractual Obligations and Future Capital Requirements

Contractual Obligations

Set forth below is information concerning our fixed and determinable contractual obligations as of March 31, 2011.

	Total(1)	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Operating lease obligations	$24,861	$8,639	$9,740	$5,470	$1,012

(1)	Excludes any potential redemption obligations related to the Series A-1 and A-2 convertible redeemable preferred stock. Immediately prior to the completion of this offering, the Series A-1 and A-2 convertible redeemable preferred stock will automatically convert into shares of common stock.

Future Capital Requirements

We believe that our existing cash and cash equivalents combined with our expected cash flow from operations will be sufficient to meet our projected operating and capital expenditure requirements for at least the next twelve months.

In addition, we expect that the net proceeds from this offering will provide us with the additional financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments in the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors. To the extent that funds from this offering, combined with existing cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing stockholders may occur. If we raise cash through the issuance of additional indebtedness, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all.

Off-Balance Sheet Commitments and Arrangements

We do not have any investments in special purpose entities or undisclosed borrowings or debt. Accordingly, our results of operations, financial condition and cash flows are not subject to off-balance sheet risks.

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit and Other Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade accounts receivable and unbilled revenues. These financial instruments approximate fair value due to short-term maturities. We maintain our cash and cash equivalents and short-term investments with high credit quality financial institutions. We believe that our credit policies reflect normal industry terms and business risk. We do not anticipate non-performance by the counterparties and, accordingly, do not require collateral.

Trade accounts receivable and unbilled revenues are generally dispersed across our clients in proportion to the revenues. For the years ended December 31, 2010, 2009 and 2008, our top five clients accounted for 29.7%, 23.6% and 24.0% of revenues, respectively. One client, Thomson Reuters, accounted for over 10% of revenues in 2010 and 2009. Accounts receivable for this client were 16.9% and 17.5% of total accounts receivable as of December 31, 2010 and 2009, respectively. Unbilled revenues for this client were 23.9% and 16.9% of total unbilled revenues as of December 31, 2010 and 2009, respectively.

Credit losses and write-offs of trade accounts receivable balances have historically not been material to our consolidated financial statements and have not exceeded our expectations.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our revolving line of credit bearing interest at LIBOR plus 1.25% rate. We do not use derivative financial instruments to hedge our risk of interest rate volatility.

We have not been exposed to material risks due to changes in market interest rates. However, our future interest expense may increase and interest income may fall due to changes in market interest rates.

Foreign Exchange Risk

Our consolidated financial statements are reported in U.S. dollars. However, we generate a significant portion of our revenues in certain non-U.S. dollar currencies, principally, euros, British pounds and Russian rubles. We incur expenditures in non-U.S. dollar currencies, principally in Hungarian forints, euros and Russian rubles associated with our delivery centers located in CEE. We are exposed to fluctuations in foreign currency exchange rates primarily on accounts receivable and unbilled revenues from sales in these foreign currencies and cash flows for expenditures in foreign currencies. We do not use derivative financial instruments to hedge the risk of foreign exchange volatility.

To the extent that we need to convert U.S. dollars we receive from this offering into foreign currencies for our operations, appreciation of such foreign currencies against the U.S. dollar would adversely affect the amount of such foreign currencies we receive from the conversion. Sensitivity analysis is used as a primary tool in evaluating the effects of changes in foreign currency exchange rates, interest rates and commodity prices on our business operations. The analysis quantifies the impact of potential changes in these rates and prices on our earnings, cash flows and fair values of assets and liabilities during the forecast period, most commonly within a one-year period. The ranges of changes used for the purpose of this analysis reflect our view of changes that are reasonably possible over the forecast period. Fair values are the present value of projected future cash flows based on market rates and chosen prices.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP), which require us to make judgments, estimates and assumptions that affect: (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

We generate revenues primarily from software development services. We recognize revenues when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved. At the time revenues are recognized, we provide for client incentive programs and reduce revenues accordingly.

We defer amounts billed to our clients for revenues not yet earned. Such amounts are anticipated to be recorded as revenues as services are performed in subsequent periods. Unbilled revenues represent services provided which are billed subsequent to the period end in accordance with the contract terms. All such amounts are anticipated to be realized in subsequent periods.

Our services are performed under both time-and-material and fixed-price contracts arrangements. For revenues generated under time-and-material contracts, costs and revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues. The majority of such revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

We recognize revenues from fixed-price contracts based on the proportional performance method. In instances where final acceptance of the product, system or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenues are recognized upon receipt of final acceptance from the client. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of revenues and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes.

We enter into multiple element arrangements with our clients under time-and-material and fixed-fee contracts. In October 2009, the FASB issued new accounting standard which provides guidance for arrangement with multiple deliverables. We adopted this standard effective January 1, 2010 for all new or amended contracts beginning in 2010, and it did not have a material effect on our financial condition, consolidated results of operations or disclosures. These arrangements consist of development services and other service deliverables that qualify for separate units of accounting. These deliverables qualify for multiple units of accounting and therefore arrangement consideration is allocated among the units of accounting based on their relative selling price. The relative selling price is either based on the price charged for the deliverable when it is sold separately, if available, or management’s best estimate of the selling price for that deliverable as we do not have third-party evidence of selling price. For multiple element arrangements under time-and-material contracts, revenues is recognized as services are performed. For arrangements under fixed fee contracts, revenues are recognized upon delivery of the service under the proportional performance method where revenue recognition for other services occur after the development services are delivered. Prior to the adoption of guidance for arrangement with multiple deliverables that we adopted on January 1, 2010, we did not have vendor-specific objective evidence for some of the multiple deliverables in both time-and-material and fixed fee arrangements, and therefore, only have one unit of accounting for these arrangements.

We report gross reimbursable “out-of-pocket” expenses incurred as both revenues and cost of revenues in the consolidated statements of income.

Accounts Receivable

Accounts receivable are recorded at net realizable value. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative creditworthiness of each client, historical collections experience and other information, including the aging of the receivables. Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on our consolidated statements of income.

Goodwill and Other Intangible Assets

Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

We do not amortize goodwill but perform a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. We determine fair value using the income approach, which estimates the fair value of our reporting units based on the future discounted cash flows. In testing for a potential impairment of goodwill, we estimate the fair value of our reporting units to which goodwill relates and determine the carrying value (book value) of the assets and liabilities related to those reporting units.

We amortize other intangible assets with determinable lives over their estimated useful lives. We record an impairment charge on these assets when we determine that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there exists one or more indicators of impairment, we measure any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our business model. The estimates of future cash flows attributable to our other intangible assets require significant judgment based on our historical and anticipated results.

Income Taxes

The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the consolidated financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. We evaluate the realizability of deferred tax assets and recognize a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The realization of deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that we record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings.

We adopted ASC 740-10, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The adoption did not have an effect on the results of operations or financial position of the Company. We recognize interest and penalties related to uncertain tax positions in income tax expense in the consolidated statement of operations.

Accounting for Stock-Based Employee Compensation Plans

Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards ultimately expected to vest. We recognize these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years.

We estimate forfeitures at the time of grant and revise our estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on our operating results. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the valuation model change significantly, stock-based compensation for future awards may differ materially compared to the awards previously granted.

	Options Granted
	2008	2009	2010
Number of options granted	17,611	8,500	346,869
Risk free interest rate	3.36%	3.00%	1.02% - 1.78%
Expected dividend yield	0%	0%	0%
Expected life	6.25 years	6.25 years	6.25 years
Expected volatility	44.9%	48.6%	43.1% - 43.8%
Exercise price	$37.04 (1)	$37.04	$37.04 - $55.00
Fair value of underlying common stock	$37.04 (1)	$37.00	$49.00 - $55.00

(1)	The options’ original price at the fair value of the underlying shares of common stock of $74.08, but the options grant was modified in 2009.

Fair Value of Shares of Common Stock

We are a private company with no quoted market prices for our shares of common stock. We have therefore needed to make estimates of the fair value of our shares of common stock at various dates for the purpose of:

•	Determining the fair value of our shares of common stock at the date of acquisition when we have acquired another entity and the consideration given includes our shares of common stock.

•

Determining the fair value of our shares of common stock at the date of the grant of a stock-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

•	Determining the fair value of our shares of common stock at the date of issuance of our convertible instruments in the determination of any beneficial conversion feature.

The following table sets forth the fair value of our shares of common stock estimated at different times:

Date	Class of Stock	Fair Value (per share)	Purpose of Valuation	Discount for Lack of Marketability	Discount Rate
February 19, 2008	Common Stock	$60.00	Issuance of Series A-2 convertible redeemable preferred stock	20.0%	19.6%
September 30, 2008	Common Stock	$35.00	Stock option grant	20.0%	18.9%
December 31, 2008	Common Stock	$34.00	Computation of intrinsic value of employee stock options	20.0%	18.6%
September 30, 2009	Common Stock	$37.00	Stock option grant	20.0%	18.5%
December 31, 2009	Common Stock	$46.00	Computation of intrinsic value of employee stock options	20.0%	19.6%
August 31, 2010	Common Stock	$49.00	Litigation settlement and stock option grant	20.0%	19.2%
November 30, 2010	Common Stock	$55.00	Stock option grant	20.0%	18.8%

When estimating the fair value of our common stock, our management has considered a number of factors, including the result of a third-party appraisal and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

The fair value of our common stock was determined with the assistance of an independent third-party valuation firm. The valuation reports have been used as part of our analysis in reaching our conclusion on stock values. We reviewed the valuation methodologies, which took into consideration the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid, and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our common stock.

The valuations used a combination of (i) the income approach/discounted cash flow method and (ii) the market approach to derive the fair value of our common stock from 2008 through 2011. The determination of the fair value of our common stock requires us to make complex and subjective judgments regarding our projected financial and operating results, our unique business risks, the liquidity of our shares of common stock and our operating history and prospects at the time of each grant.

The major assumptions used in calculating the fair value of our common stock include:

•

Weighted average cost of capital, or WACC. The WACC was determined based on a consideration of factors including the risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies. In deriving the WACC, which is used as the discount rate under the income approach, publicly traded companies in the software outsourcing industry were selected for reference as our guideline companies for valuation.

•

Capital market valuation multiples. With the assistance of our independent third-party valuation firm, we obtained and assessed updated capital markets data of the selected comparable companies and used, for our valuations multiples of enterprise value to revenues, and enterprise value to earnings before interest, taxes, depreciation and amortization, or EBITDA. We calculate EBITDA as net income before interest income, interest expense, provision for income taxes, and depreciation and amortization expense.

•

Discount for lack of marketability. With the assistance of our independent third-party valuation firm, we considered a variety of empirical studies as well as, restrictions on the marketability of our common stock to determine an appropriate discount for lack of marketability.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our common stock. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate WACC.

We use the probability-weighted expected return method to compute the value of the common stock. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of future values for us assuming various possible future liquidity events (initial public offering, strategic sale or merger, dissolution and private enterprise (i.e., no liquidity event)). Stock value is based upon the probability-weighted present value of expected future net cash flows (distributions to stockholders) considering each of the possible future events, as well as the rights and preferences of each class of stock.

The fair value of our common stock decreased from $60.00 per share as of February 19, 2008 to $35.00 per share as of September 30, 2008 and $34.00 as of December 31, 2008. We believe the decrease in the fair value of our common stock was primarily attributable to the changing economic conditions that began with the Lehman Brothers collapse in the third quarter of 2008, driving down overall comparables and capital market valuations.

The fair value of our common stock increased from $34.00 as of December 31, 2008 to $37.00 as of September 30, 2009 and $46.00 as of December 31, 2009. We believe the increase in fair value of our common stock was due to our acquisition of Rodmon in the second quarter of 2009, which contributed a significant new revenue contract, which grew beyond anticipation almost immediately after closing. Additionally, in the fourth quarter of 2008 we implemented stringent cost controls that allowed us to reduce costs and improve profitability while facing an economic downturn.

The fair value of our common stock increased from $46.00 per share as of December 31, 2009 to $49.00 per share as of August 31, 2010 and $55.00 per share as of December 31, 2010. We believe the increase in fair value of our common stock was due to the significant growth in revenues and profitability during 2010, 47.9% and 109.3%, respectively, as compared to 2009.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard, which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is required to be effective by no later than the first quarter of 2011 and early adoption is permitted. We adopted this standard effective January 1, 2010. Our adoption did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In January 2010, the FASB issued new guidance requiring supplemental fair value disclosures and providing several clarifications regarding existing disclosure requirements. Specifically, the new guidance requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, the new standard requires a gross presentation of the Level 3 rollforward, stating separately information about purchases, sales, issuances, and settlements. The new guidance also provides clarification regarding the appropriate level of disaggregation of assets and liabilities for the purpose of fair value disclosures as well as the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. Our adoption of this standard did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In December 2010, the FASB issued a new accounting standard requiring that Step 2 of the goodwill impairment test be performed for reporting units whose carrying value is zero or negative. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations.

In December 2010, the FASB issued new guidance clarifying some of the disclosure requirements related to business combinations that are material on an individual or aggregate basis. Specifically, the guidance states that, if comparative financial statements are presented, the entity should disclose revenues and earnings of the combined entity as though the business combination(s) that occurred during the current year occurred as of the beginning of the comparable prior annual reporting period only. Additionally, the new standard expands the supplemental pro forma disclosure required by the authoritative guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination in the reported pro forma revenues and earnings. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations. However, it may result in additional disclosures in the event that we enter into a business combination that is material either on an individual or aggregate basis.

BUSINESS

Overview

We are a leading global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions. Since our inception in 1993, we have been serving independent software vendors, or ISVs, and technology companies. These companies produce advanced software and technology products that demand sophisticated software engineering talent, tools, methodologies and infrastructure to deliver solutions that support functionality and configurability to sustain multiple generations of platform innovation. The foundation we have built serving ISVs and technology companies has enabled us to differentiate ourselves in the market for software engineering skills and technology capabilities. Our work with these clients exposes us to their customers’ challenges across a variety of industry verticals. This has enabled us to develop vertical-specific domain expertise and grow our business in multiple industry verticals, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our historical core competency is full lifecycle software development services including design and prototyping, product development and testing, component design and integration, product deployment, performance tuning, porting and cross-platform migration. We have developed extensive experience in each of these areas by working collaboratively with leading ISVs and technology companies, creating an unparalleled foundation for the evolution of our other offerings, which include custom application development, application testing, enterprise application platforms, application maintenance and support, and infrastructure management.

We believe the quality of our employees underpins our success and serves as a key point of differentiation in how we deliver a superior value proposition to our clients. Our delivery centers in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland are strategically located in centers of software engineering talent and educational excellence across Central and Eastern Europe, or CEE, and the Commonwealth of Independent States, or the CIS. Our highly-skilled information technology, or IT, professionals, combined with our extensive experience in delivering custom solutions that meet our clients’ pressing business needs, has allowed us to develop a deep culture of software engineering excellence. We believe this culture enables us to attract, train and retain talented IT professionals. We employ highly-educated IT professionals, over 90% of whom hold a master’s equivalent university degree in math, science or engineering and over 90% of whom are proficient in English as of March 31, 2011.

To ensure we attract the best candidates from this deep talent pool, we have developed close relationships with leading technical institutions in CEE, whereby we actively support curriculum development and engage students to identify their talents and interests. We continue to expand these efforts throughout the major talent hubs within CEE. According to the United Nations Educational, Scientific and Cultural Organization, or UNESCO, nearly 950,000 students with science and technology degrees graduate from universities and training academies in CEE each year. The programming talent of students in CEE was recently demonstrated in the 2010 ACM International Collegiate Programming Contest World Finals, where seven of the top 13 university teams were from CEE.

Since inception, we have invested significant resources into developing a proprietary suite of internal applications and tools to manage all aspects of our delivery process. These applications and tools are effective in reducing risks, such as security breaches and cost overruns, while providing control and visibility across all project lifecycle stages to both us and our clients. In addition, these applications and tools enable us to provide solutions using the optimal software product development methodologies, including iterative methodologies such as Agile development. Our applications, tools, methodologies and infrastructure allow us to seamlessly deliver services and solutions from our delivery centers to global clients, thereby further strengthening our relationships with them. Software Magazine, an independent publication for IT professionals, recently recognized our software development project management tools and services alongside those of other leading ISVs.

We are the only SAS 70 Type II certified IT services provider with multiple delivery centers in CEE. This certification is a widely recognized auditing standard developed by the American Institute of Certified Public Accountants, or AICPA, and it serves as additional assurance to our clients that are required to validate the controls in place to protect the security of their sensitive data. Furthermore, this is an important certification for firms in data and information-intensive industries, as well as any organization that is subject to Sarbanes-Oxley internal controls certification requirements. Our SAS 70 Type II certification, in addition to our multiple ISO/IEC 27001:2005 and ISO 9001:2000 attestations, underscores our focus on establishing stringent security standards and internal controls.

Our clients primarily consist of Forbes Global 2000 corporations located in North America, Europe and the CIS. Representative companies among our top 30 clients include Barclays, Citigroup, The Coca-Cola Company, Expedia, Google, InterContinental Hotels Group, Kingfisher, MTV Networks, Oracle, Renaissance Capital, SAP, Sberbank, Thomson Reuters, UBS and Wolters Kluwer. We maintain a geographically diverse client base with 52.8% of our 2010 revenues from clients located in North America, 26.4% from clients in Europe and 19.1% from clients in the CIS. Our focus on delivering quality to our clients is reflected by an average of 92.8% and 77.3% of our revenues in 2010 coming from clients that had used our services for at least two and three years, respectively. In addition, we have significantly grown the size of existing accounts. For example, from 2008 to 2010 the number of clients accounting for over $5.0 million in annual revenues increased from six to 11.

Our revenues have grown from $69.8 million in 2006 to $221.8 million in 2010, representing a four-year compound annual growth rate, or CAGR, of 33.5%. Our net income has grown from $9.7 million to $28.3 million over the same period, representing a CAGR of 30.6%. For the quarter ended March 31, 2011, our revenues and net income were $72.8 million and $9.7 million, respectively, representing a 73.3% and 205.6% increase over the prior year period.

Industry Background

Offshore Research and Development/Software Product Development Services

Corporations are increasingly “offshoring” their research and development, or R&D, and software product development needs to respond to industry challenges. Offshore IT services providers, or IT services providers with substantial development and delivery operations outside a majority of their clients’ home countries, have enabled corporations to effectively respond to shrinking product lifecycles, advances in technology and increased global competition by streamlining development and improving time-to-market. The shortage of vertical-specific research and software product development talent in the United States and Europe, the speed at which technology changes in the IT industry and the favorable cost of offshore outsourcing resources continue to encourage organizations to increase outsourcing of their R&D and software product development spending. According to IDC, an independent third-party research firm, worldwide offshore R&D/software development services spending grew from $5.7 billion in 2005 to $8.0 billion in 2009, representing a four-year CAGR of 8.7%. IDC estimates this market will grow at an estimated five-year CAGR of 11.8% through 2014 to $14.0 billion.

Offshore IT Services

Many corporations throughout the world have found it difficult to access high-quality IT talent and stay current with the evolution of development methodologies and tools. As such, the offshore outsourcing model has become an embedded component of IT services delivery. The demand for offshore outsourcing is driven by clients seeking not only cost-effective solutions, but also improved productivity and quality as well as access to high-quality labor. Outsourcing can result in significant productivity improvement and operating cost reduction, as organizations choose IT services providers with specialized knowledge, development methodologies and processes and that understand the unique needs of their clients. Specialization provides the efficiency and flexibility that allows for quicker turnaround times and higher levels of quality. These benefits have served as a catalyst for the increase in the number of global companies incorporating offshore outsourcing of IT services into their operating strategies. According to IDC, offshore IT services spending in the United States and Europe, the Middle East and Africa, or EMEA, grew from $12.7 billion in 2005 to $30.0 billion in 2009, representing a four-year CAGR of 24.0%. IDC estimates this market will further grow at an estimated five-year CAGR of 6.1% through 2014 to $40.2 billion.

Growth of Central and Eastern Europe as an Offshore Delivery Region

The growing acceptance of the offshore delivery model, beyond the traditional India-based IT services providers, has created significant opportunities for CEE-based IT services providers. CEE-based IT services providers now compete against the largest and more-established global IT services providers and have been recognized by independent third-party research firms such as IDC for providing complex IT services. As a result, according to the Central and Eastern European Outsourcing Association, the volume of IT outsourcing and custom software product development services exported from CEE was expected to increase between 10% and 30% in 2010, depending on the country. Factors contributing to this growth include:

•

Availability of highly-educated, multilingual IT professionals. CEE has a focus on rigorous mathematical and scientific educational training. According to UNESCO, nearly 950,000 students with science and technology degrees graduate from universities and training academies in CEE each year. This sizeable talent pool provides an abundant supply of qualified, well-educated IT professionals. Furthermore, CEE has a significant number of individuals who speak multiple languages, including English, German, French, Spanish, Italian and Swedish, which provides a distinct advantage in accessing key markets in the CIS, the United States and Europe.

•

Cultural compatibility with the European market. As the European market increasingly adopts outsourcing of IT services as an integral component of corporate strategy, we believe CEE-based IT outsourcing organizations are well-positioned to capture such growth given similar language and cultural attributes and geographic proximity. Additionally, according to IDC, the 2008 economic crisis resulted in the increased use of offshore IT outsourcing by European companies, including geographically proximate or “nearshore” IT outsourcing, with a 10% increase observed in the number of IT outsourcing contracts signed in 2010 compared to the prior year.

•

Corporations diversifying their use of offshore IT services to multiple delivery locations and IT services providers. Clients are increasingly engaging CEE-based IT organizations to reduce their dependence on traditional IT offshoring destinations such as India. CEE maintains skilled IT professionals, favorable labor costs and relatively low attrition rates compared to other offshore outsourcing destinations.

Our Approach

Since our inception, we have focused on software product development, which we have refined through repeat, multi-year engagements with major ISVs including three of the top seven ISVs by revenues according to Software Magazine. Unlike custom application development, which is usually tailored to very specific business requirements, software products of ISVs must be designed with a high level of product configurability and operational performance to address the needs of a diverse set of end-users working in multiple industries and operating in a variety of deployment environments. This demands a strong focus on upfront design and architecture, strict software engineering practices, and extensive testing procedures.

Our focus on software product development services for ISVs and technology companies requires high-quality software engineering talent, advanced knowledge of up-to-date methodologies and productivity tools, and strong project management practices. As a result, we have developed a culture focused on innovation, technology leadership and process excellence, which helps us maintain a strong reputation with our clients for technical expertise and high-quality project delivery.

Our work with ISVs and technology companies, including both global leaders in enterprise software platforms and emerging, innovative technology companies focusing on new trends, exposes us to their customers’ business and strategic challenges, allowing us to develop vertical-specific domain expertise. In this sense, our experience with ISV and technology company clients enables us to grow our business in multiple industries, including Banking and Financial Services, Business Information and Media, Travel and Hospitality and Retail and Consumer.

Our Strengths and Strategies

Our objective is to be a leader in providing high-quality software engineering services for leading global ISVs and emerging technology companies, and use our accumulated technology and industry expertise to become a strategic vendor of choice for delivering complex software solutions and other complementary and diversified IT services to industry-leading companies across a range of verticals. We continue to leverage the following core strengths and strategies to achieve this objective:

Strengthen Technical Expertise

We have spent over a decade working with industry-leading ISVs and technology companies to develop various key features of their product portfolios. Our focus on complex software product development has shaped key aspects of our service offerings as well as our culture of software engineering excellence, enabling us to accelerate our expansion of our services into other key industry verticals. In addition, our work with innovative companies in developing emerging technologies, such as cloud and mobile, keeps us on the cutting edge of information technology, strengthens our relationships with our established ISVs and other clients and enables us to attract new clients. We plan to continue focusing on software engineering services for industry-leading ISVs and emerging technology companies to further develop our technical expertise and advance our knowledge of new software engineering and technology trends.

Deepen Vertical Expertise

We have traditionally focused on enterprises that are technology- and information-centric, where our deep software development expertise is highly valued. To further enhance our client solutions in each of our verticals, we have recruited IT professionals with significant industry expertise and understanding of vertical-specific business operations and issues. The combination of our software development expertise and vertical industry depth has enabled us to build vertical-specific internal Competency Centers that our IT professionals use and provide our clients with rapid time-to-market solutions. For example, in our Travel and Hospitality vertical, we have developed and offer our clients Loyalty, Marketing and Booking Engine frameworks, which enable our clients to quickly launch and adapt targeted affinity programs. In our Business Information and Media vertical, we have built a Business Information Competency Center to leverage our expertise in complex content management systems implementation as well as to offer multiple intellectual property assets for content aggregation, text extraction and tagging, search, and publishing across many engagements within the vertical. We plan to continue enhancing our deep expertise in different verticals by recruiting IT professionals with industry expertise.

Attract, Develop and Retain Highly-Skilled Employees

We place a high priority on attracting, training and retaining our employees, which we believe is integral to our continued ability to grow our client relationships. Our reputation as a leading provider of complex software development solutions in the CEE and our culture have been critical elements in attracting and retaining our IT professionals. We have over 160 dedicated full-time employees that oversee all aspects of our human capital management process. Each new IT professional we hire undergoes approximately three to six months of classroom training as well as numerous hours of hands-on training on client engagements. On average, our IT professionals have over six years of industry expertise, over 90% have master’s equivalent university degrees in math, science or engineering and over 90% are proficient in English. In 2010, our total attrition rate was 9.4%.

Develop and Enhance Scalable Proprietary Processes, Applications and Tools

To streamline and accelerate the software development process, we have created a full suite of proprietary software development lifecycle processes, applications and tools. From managing every aspect of a development project, to automated testing tools, to management and hosting options for delivered solutions, our applications and tools help ensure that our clients achieve faster turn-around times, high-quality results and superior value. Our custom-built, proprietary internal project management system allows our project teams to work across multiple locations seamlessly within our global delivery ecosystem and provides us with detailed insight into our entire business, including the capabilities and utilization of our employees, in order to quickly staff our new and existing engagements with the best available resources. The applications also form a foundation for our internal management information system which allows us to monitor and manage our business to track a wide variety of operational metrics that are merged with financial information to produce deep, granular reporting necessary for real-time decision making.

Selectively Pursue Strategic Acquisitions

We have historically pursued strategic acquisitions focused on expanding our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise. We have significant experience successfully completing and integrating complementary acquisitions. For example, we acquired Fathom Technologies in 2004, which established the foundation for our European operations, we acquired VDI in 2006, which gave us access to the large and growing local Russian market and we acquired B2Bits in 2007, which further strengthened our financial services vertical capabilities. Furthermore, as part of our strategy to expand our geographic footprint with high-quality global resources, we may pursue acquisitions of companies with significant presence in China, Latin America or elsewhere. Our acquisition strategy is shaped by our continued focus on acquiring scalable resources and developing a global, multi-shore operation with high-quality software engineering talent.

Our Services

Our service offerings cover the full software development lifecycle from complex software development services through maintenance and support, custom application development, application testing, enterprise application platforms and infrastructure management. Our key service offerings include:

Software Product Development Services

We provide a comprehensive set of software product development services including product research, design and prototyping, product development, component design and integration, full lifecycle software testing, product deployment and end-user customization, performance tuning, product support and maintenance, as well as porting and cross-platform migration. We focus on development services for enterprise software products covering a wide range of business applications as well as product development for multiple mobile platforms and embedded software product services.

Custom Application Development Services

We offer complete custom application development services to meet the requirements of businesses with sophisticated application development needs not adequately supported by packaged applications or by existing custom solutions. Our custom application development services leverage our experience in software product development as well as our industry expertise, prebuilt application solution frameworks and specific software product assets. Our range of services includes business and technical requirements analysis, solution architecture creation and validation, development, component design and integration, quality assurance and testing, deployment, performance tuning, support and maintenance, legacy applications re-engineering/refactoring, porting and cross-platform migration and documentation.

Application Testing Services

We maintain a dedicated group of over 1,200 testing and quality assurance professionals with experience across a wide range of technology platforms and industry verticals. Our Quality Management System complies with global quality standards such as ISO 9001:2000 and we employ industry-recognized and proprietary defect tracking tools to deliver a comprehensive range of testing services. Our application testing services include: (i) software application testing, including test automation tools and frameworks; (ii) testing for enterprise IT, including test management, automation, functional and non-functional testing, as well as defect management; and (iii) consulting services focused on helping clients improve their existing software testing and quality assurance practices.

Enterprise Application Platforms

As a proven provider of software product development services to major ISVs, we have participated in the development of industry standard technology and business application platforms and their components in such specific areas as customer relationship management and sales automation, enterprise resource planning, enterprise content management, business intelligence, e-commerce, mobile, Software-as-a-Service and cloud deployment. Our experience in such areas allowed us to offer services around Enterprise Application Platforms, which include requirements analysis and platform selection, deep and complex customization, cross-platform migration, implementation and integration, as well as support and maintenance. We use our experience, custom tools and specialized knowledge to integrate our clients’ chosen application platforms with their internal systems and processes and to create custom solutions filling the gaps in their platforms’ functionality necessary to address the needs of the clients’ users and customers.

Application Maintenance and Support

We deliver application maintenance and support services through our dedicated team of 490 IT professionals. Our application maintenance and support offerings meet rigorous CMMI and SAS 70 Type II requirements. Our clients benefit from our proprietary distributed project management processes and tools, which reduces the time and costs related to maintenance, enhancement and support activities. Our services include incident management, fault investigation diagnosis, work-around provision, application bug fixes, release management, application enhancements and third-party maintenance.

Infrastructure Management Services

Given the increased need for tighter enterprise integration between software development, testing and maintenance with private, public and mobile infrastructures, our service offerings also cover infrastructure management services. We have significant expertise in implementing large infrastructure monitoring solutions, providing real-time notification and control from the low-level infrastructure up to and including applications. Our SAS 70 Type II, ISO/IEC 27001:2005 and ISO 9001:2000 certifications provide our clients with third-party verification of our information security policies. Our solutions cover the full lifecycle of infrastructure management including application, database, network, server, storage and systems operations management, as well as incident notification and resolution.

Our Verticals

Strong vertical-specific domain knowledge backed by extensive experience merging technology with the business processes of our clients allows us to deliver tailored solutions to the following industry verticals:

•	ISVs and Technology;

•	Banking and Financial Services;

•	Business Information and Media;

•	Travel and Hospitality; and

•	Retail and Consumer.

We also serve the diverse technology needs of clients in the energy, telecommunications, automotive, manufacturing, insurance and life sciences industries and the government.

The following table sets forth our revenues by vertical by amount and as a percentage of our revenues for the periods presented:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Vertical	(in thousands, except percent)
ISVs and Technology	$19,937	27.4%	$14,467	34.4%	$68,727	31.0%	$57,695	38.5%	$59,494	37.0%
Banking and Financial Services	16,307	22.4	6,456	15.4	42,835	19.3	17,069	11.4	21,534	13.4
Business Information and Media	15,156	20.8	9,237	22.0	45,749	20.6	28,587	19.1	22,385	13.9
Travel and Hospitality	7,748	10.6	3,632	8.6	18,780	8.5	9,869	6.6	5,271	3.3
Retail and Consumer	5,783	7.9	3,225	7.7	17,681	8.0	9,856	6.6	12,318	7.7
Other Verticals	6,771	9.4	4,406	10.5	24,279	10.9	24,732	16.4	36,602	22.8
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

ISVs and Technology

ISVs and technology companies have a constant need for innovation and rapid time-to-market. Since inception, we have focused on providing complex software product development services to leading global ISVs and technology companies to meet these demands. Through our experience with many industry leaders, where we currently serve over 70 ISVs, including three out of the seven largest software companies in the world by revenues, we have developed rigorous standards for software product development, as well as proprietary internal processes, methodologies and IT infrastructure. Our services span the complete software development lifecycle for software product development, testing and performance tuning, deployment and maintenance and support. We offer a comprehensive set of software development methodologies, depending on client requirements, from linear or sequential methodologies such as waterfall, to iterative methodologies such as Agile. In addition, we are establishing close partner relationships with many of our ISV and technology company clients and are offering distributed professional services around their product offerings directly to our corporate clients.

Case Study.    Our client, one of the top five global enterprise software companies, wanted to establish an offshore development center to reduce time-to-market, scale up its in-house technical staff to obtain greater flexibility with resource utilization and receive access to specialized skills not available in-house. To address the client’s needs, we established a dedicated offshore development center, providing development, integration, migration, testing, maintenance and support as well as consulting services. We also began delivering software and IT services for our client’s deployed solutions and established an independent testing center staffed with over 50 test software engineers. As a result, we have maintained a relationship with this client since 2002 and have approximately 300 IT professionals dedicated to the account. In addition, we have partnered with this client to offer professional services tailored to its product lines and delivered by an effective global delivery model directly to our other corporate clients.

Banking and Financial Services

We established our Banking and Financial Services vertical in 2006 and have significant experience working with global retail and investment banks, investment firms, depositories, corporate treasuries, pension funds and market data providers. We offer a broad portfolio of services in asset and wealth management, corporate and retail banking, cards and payments, investment banking and brokerage, research and analysis as well as governance, risk and compliance. We have also established an internal Capital Markets Competency Center, which facilitates knowledge exchange, education and collaboration across our organization and develops new software products, frameworks and components to further enhance our industry-specific solutions and services.

Case Study.    Our client, a leading global investment bank, wanted to expand and optimize its IT capacity through expansion to an offshore location. The contemplated IT facility would operate according to the bank’s highly secure continuous service environment, providing 24/7 services to maintain and support for mission-critical business applications. To address the bank’s requirements, we established a stand-alone offshore development center in Ukraine to capitalize on the size of the available talent pool, its proximity to key European business centers and its favorable position between Asian and European markets. We recruited approximately 300 IT professionals with significant technical and domain expertise in a period of 12 months and now deliver our services to each of the client’s offices in the Americas, EMEA and the Asia-Pacific region, providing them with comprehensive application development, application testing, and application production and infrastructure management services.

Business Information and Media

We have established long term relationships with leading business information and media companies, which enable us to bring sustainable value creation and enhanced return-on-content for organizations within this vertical. Our solutions help clients develop new revenue sources, accelerate the creation, collection, packaging and management of content and reach broader audiences. We serve clients in a range of business information and media sub-sectors, including entertainment media, news providers, broadcasting companies, financial information providers, content distributors and advertising networks. Our Business Information Competency Center enables us to provide our clients with solutions that help them overcome challenges related to operating legacy systems, manage varied content formats, rationalize their online assets and lower their cost of delivery. In addition, we provide knowledge discovery platform services through our InfoNgen business, which combines custom taxonomy development with web crawling, internal file and e-mail classification, newsletter and feed publication and content trend analysis.

Case Study.    We have provided solutions to one of the leading global business information vendors since 2003, including product and platform development, maintenance and the management, hosting and support for sites which deliver complex financial market data. For example, when the client needed to offer its customers in the financial services industry on-demand access to information to help them make better real-time decisions, we created a powerful new mobile video solution that gives finance professionals instant access to in-depth commentary and analysis. The new set of mobile applications allowed our client to extend its delivery footprint to mobile platforms such as Android, BlackBerry and iPhone/iPad. We are currently a strategic IT services provider for this client with over 700 dedicated IT professionals developing, testing and maintaining solutions for a number of the client’s groups and divisions.

Travel and Hospitality

We have extensive experience in designing, implementing and supporting solutions for the travel and hospitality industry. This has led to the development of a substantial repository of knowledge components and solutions, such as our Loyalty, Marketing and Booking Engine frameworks, which results in accelerated development and implementation of solutions, while ensuring enterprise-class reliability. Our capabilities span a range of platforms, applications and solutions that businesses in travel and hospitality use to serve their customers, capture management efficiencies, control operating expenses and grow revenues.

Case Study.    We have worked with one of the world’s largest online travel agencies since 2008, developing online travel solutions for the end-user, including portals and platforms that improve the quality of the client’s customer’s experience. For example, our client wanted to redesign its customer rewards program to overcome numerous deficiencies with its existing loyalty program framework. This presented extensive integration complexities, considerable performance requirements and a significant evolution from the existing loyalty program framework. We worked closely with our client to develop an integrated services-based solution built on a Java enterprise platform while leveraging our client’s existing platform components. This solution provided our client the ability to expand or change program offerings based on business needs, making it more flexible and attractive to our client’s customers. Furthermore, the development of new earning and redemption features enabled our client to expand the range of its marketing and promotional capabilities. We are currently a strategic IT services provider for this client with over 300 dedicated IT professionals developing, testing and maintaining solutions for a number of the client’s groups and divisions.

Retail and Consumer

We work closely with leading companies in the retail and consumer industry to enable our clients to better leverage technology and address simultaneous pressures of driving value for the consumer and offering a more engaging experience. Our expertise allows us to integrate our services with our clients’ existing enterprise resource planning, billing fulfillment and customer relationship management solutions. We have created rich, interactive user interfaces for a range of applications. We also offer deep expertise across several domains including business-to-business and business-to-consumer e-commerce, customer/partners self service, employee portals, online merchandising and sales, web content management, mobile solutions and billing.

Case Study.    Our client, one of the world’s largest beverage companies, wanted to create a premium employee portal that not only reflected its brand, but could also offer intuitive usability and navigation, powerful search capabilities, detailed usage metrics and collaborative tools. Leveraging our deep product knowledge, we built a customized SAP portal solution that has become the central hub of our client’s employee community and is designed to serve over 100,000 employees and to support over 1,000 simultaneous visitors. The portal has been deployed in 105 countries and has approximately 30,000 registered users. Our success in building the SAP portal enabled us to grow our business to other projects with this client. We created a dedicated center of excellence to develop and refine a managed delivery model that would maximize innovation and further streamline our client’s development processes. As a result, our client achieved a significant improvement in development quality, reduced on-boarding times, faster project startups and ramp-up times, reduced administrative overhead and improved customer satisfaction. We currently serve as one of our client’s primary IT services vendors and have approximately 160 dedicated IT professionals providing application development, quality assurance and support services. We have also been continuously rated by our client as the number one IT services vendor by quality across all of their external IT services providers.

Our Delivery Model

We have delivery centers located in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland. We have client management locations in the United States, United Kingdom, Germany, Sweden, Switzerland, Russia and Kazakhstan. We believe the development of a robust global delivery model creates a key competitive advantage, enabling us to better understand and meet our client’s diverse needs and provide a compelling value proposition.

Our primary delivery centers with approximately 2,600 IT professionals are located in Belarus. We have 2,200 IT professionals located in Minsk, the capital of Belarus, which is a major educational and industrial center in CEE. It is well-suited to serve as a prime IT outsourcing destination given its strong industrial base, good educational infrastructure and legacy as the center of computer science for the former Soviet Union.

Furthermore, the IT industry in Belarus has been strongly supported by the government, which has taken steps to encourage investment in the IT sector through long-term tax incentives.

Our delivery centers in Ukraine have approximately 1,300 IT professionals. According to the October 2010 Gartner report “Analysis of Ukraine as an Offshore Services Location,” Ukraine was recognized as one of the top 10 countries in the world by number of certified IT professionals, with approximately 30,000 IT graduates per year qualified to enter software development roles. Ukraine promotes the growth of a domestic IT outsourcing export industry that is supported by regulation, intellectual property protection and a favorable investment climate.

Our delivery centers in Russia have approximately 900 IT professionals. Our locations in Ukraine and Russia offer many of the same benefits as Belarus, including educational infrastructure, availability of qualified software engineers and government sponsorship of the IT industry. We believe our locations in Ukraine and Russia, along with our delivery centers in Belarus, offer a strong and diversified delivery platform across CEE.

Our delivery centers in Hungary have approximately 500 IT professionals and serve as the center for our nearshore delivery capabilities to European clients. Hungary’s geographic proximity, cultural affinity and similar time zones with our clients in Europe enables increased interaction that creates closer client relationships, increased responsiveness and more efficient delivery of our solutions.

Our client management locations maintain account management and production personnel with significant project management capabilities, which enable us to work seamlessly with our clients and delivery centers. Our onsite and offshore delivery teams are linked together through common processes and collaboration applications and tools and a communications infrastructure that features a secure and redundant environment enabling global collaboration.

Quality and Process Management

We have built complex proprietary applications and tools to manage quality, security and transparency of the delivery process in a distributed environment. Our proprietary ISO 9001:2000 and CMMI-certified Quality Management System has been documented, implemented and maintained to ensure the timely delivery of software development services to our clients. We have also developed sophisticated project management techniques facilitated through our Project Management Center, a web-based collaborative environment for software development which we consider critical to meeting or exceeding the service levels required by our clients.

Our Quality Management System ensures that we provide timely delivery of software development services to enhance client satisfaction by enabling:

•	objective valuation of the performed process, work products and services against the client’s process descriptions, standards and procedures;

•	identification, documentation and timely resolution of noncompliance issues;

•	feedback to the client’s project staff and managers on the results of quality assurance activities;

•	monitoring and improvement of the software development process to ensure adopted standards and procedures are implemented and flaws are detected and resolved in a timely manner; and

•	execution of planned and systematic problem prevention activities.

Our proprietary Project Management Center supports our software development delivery model. Our Project Management Center is effective in reducing risks and providing control and visibility across all project lifecycle stages based on the following features:

•	multi-site, multi-project capabilities;

•	activity-based software development lifecycle, which fully tracks the software development activities through the project documentation;

•	project, role-based access control, which can be available to us, clients and third parties;

•	fully configurable workflow engine with built-in notification and messaging;

•	extensive reporting capabilities and tracking of key performance indicators; and

•	integration with Microsoft Project and Outlook.

The transparency and visibility into software development project deliverables, resource management, team messaging and project-related documents and files provided by our Project Management Center promotes collaboration and strengthens our relationships with our clients. Improved traceability enables significant time savings and cost reductions for business users and IT management during change management for the software development lifecycle. The combination of our Project Management Center with our other proprietary internal applications enhances our offering by reducing errors, increasing quality and improving maintenance time. Combining applications can lead to more efficient communications and oversight for both clients and our staff.

Sales and Marketing

Our sales and marketing strategy seeks to increase our revenues from new and existing clients through our account managers, sales and business development managers, vertical specialists, technical specialists and subject-matter experts. Given our focus on complex application development and the needs of our clients, we believe our IT professionals play an integral role in engaging with clients on potential business opportunities. For example, account managers are organized vertically and maintain direct client relationships. In addition, they are responsible for handling inbound requests and referrals, identifying new business opportunities and responding to requests-for-proposals, or RFPs. Account managers typically engage technical and other specialists in responding to RFPs and pursuing opportunities. This sales model has been effective in promoting repeated business and growth from within our existing client base.

In addition to effective client management, we believe that our reputation as a premium provider of software product development services drives additional business from inbound requests, referrals and RFPs. To further market our expertise, we frequently engage with industry analysts, such as IDC and Gartner, and we enjoy published recognition from other third-party industry observers. For example:

•

from 2007 through 2011, we were ranked in the top 10 of CEE and Russian services providers in the Global Outsourcing Services 100, published by the International Association of Outsourcing Professionals;

•	in 2006 through 2010, we were included in the annual Global Services Top 100, published by Global Services Magazine and neoIT;

•	in 2010 we were recognized as one of the Top 10 companies in the Outsourced Product Development category published by Global Services Magazine and neoIT;

•	from 2004 through 2010, we were included in the Software 500, published by Software Magazine; and

•	in 2010 two of our senior employees were inducted into the Hall of Fame by Inside Market Data together with 24 other individuals for their lasting contribution to the evolution of market data.

We also maintain a dedicated sales force as well as a marketing team, which coordinates corporate-level branding efforts that range from sponsorship of programming competitions to participation in and hosting of industry conferences and events.

Clients

Our clients primarily consist of Forbes Global 2000 corporations. During 2009, 2010 and the first quarter of 2011, our largest client, Thomson Reuters, accounted for over 10% of our revenues. No other client represented over 10% of our revenues for 2008, 2009, 2010 and the first quarter of 2011.

We typically enter into a master services agreement with our clients, which provides a framework for services that is then supplemented by statements of work, which specify the particulars of each individual engagement, including the services to be performed, pricing terms and performance criteria.

The following table sets forth the percentage of our revenues for the periods presented by client location:

	% of Revenues for
	Three Months Ended March 31, 2011	Year Ended December 31,
Client Location		2010	2009	2008
North America	51.2%	52.8%	53.5%	49.7%
Europe	29.9	26.4	21.8	15.3
CIS	17.4	19.1	23.3	33.1
Reimbursable expenses and other revenues	1.5	1.7	1.4	1.9

Revenues	100.0%	100.0%	100.0%	100.0%

The following table sets forth the percentage of our revenues by client vertical for the periods presented:

	% of Revenues for
	Three Months Ended March 31, 2011	Year Ended December 31,
Vertical		2010	2009	2008
ISVs and Technology	27.4%	31.0%	38.5%	37.0%
Banking and Financial Services	22.4	19.3	11.4	13.4
Business Information and Media	20.8	20.6	19.1	13.9
Travel and Hospitality	10.6	8.5	6.6	3.3
Retail and Consumer	7.9	8.0	6.6	7.7
Other Verticals	9.4	10.9	16.4	22.8
Reimbursable expenses and other revenues	1.5	1.7	1.4	1.9

Revenues	100.0%	100.0%	100.0%	100.0%

The following table shows the distribution of our clients by revenues for the periods presented:

Revenues Greater Than or Equal To	2010	2009	2008
$0.1 million	148	137	145
$0.5 million	75	64	64
$1 million	42	38	43
$5 million	11	2	6
$10 million	4	1	1

The following table sets forth our revenues by service offering by amount and as a percentage of our revenues for the periods presented:

	Three Months Ended March 31,				Year Ended December 31,
	2011		2010		2010		2009		2008
Service Offering	(in thousands, except percent)
Software development	$47,995	65.9%	$28,886	68.7%	$149,658	67.5%	$105,397	70.3%	$117,313	72.9%
Application testing services	14,310	19.7	8,526	20.3	44,459	20.0	28,489	19.0	27,096	16.9
Application maintenance and support	6,646	9.1	3,683	8.8	19,262	8.7	11,828	7.9	10,917	6.8
Infrastructure services	1,947	2.7	65	0.2	2,823	1.3	—	—	94	0.1
Licensing	804	1.1	263	0.6	1,849	0.8	2,094	1.4	2,184	1.4
Reimbursable expenses and other revenues	1,100	1.5	584	1.4	3,773	1.7	2,131	1.4	3,028	1.9

Revenues	$72,802	100.0%	$42,007	100.0%	$221,824	100.0%	$149,939	100.0%	$160,632	100.0%

Competition

The markets in which we compete are changing rapidly and we face competition from both global IT services providers as well as those based in CEE. We believe that the principal competitive factors in our business include technical expertise and industry knowledge, end-to-end solution offerings, reputation and track record for high-quality and on-time delivery of work, effective employee recruiting, training and retention, responsiveness to clients’ business needs, scale, financial stability and price.

We face competition primarily from:

•

India-based technology outsourcing IT services providers, such as Cognizant Technology Solutions, GlobalLogic, HCL Technologies, Infosys Technologies, Mindtree, Sapient, Symphony Technology Group, Tata Consultancy Services and Wipro;

•	Local CEE technology outsourcing IT services providers;

•	Large global consulting and outsourcing firms, such as Accenture, Atos Origin, Capgemini, CSC and IBM;

•	China-based technology outsourcing IT services providers such as Camelot Information Services, hiSoft Technology International, iSoftStone and VanceInfo Technologies; and

•	In-house IT departments of our clients and potential clients.

We believe that our focus on complex software product development solutions, our technical employee base, and the development and continuous improvement in process methodologies, applications and tools, positions us well to compete effectively in the future.

Human Capital

Our people are critical to the success of our business. Attracting and retaining employees is a key factor in our ability to grow our revenues and meet our client’s needs. We had approximately 6,168, 4,432 and 4,656 employees as of December 31, 2010, 2009 and 2008, respectively. Of these employees, approximately 96.2% were located in the CIS and CEE, 1.0% were located in Western Europe (excluding Hungary) and 2.8% were located in North America as of December 31, 2010. We believe that we maintain a good working relationship with our employees and we have not experienced any labor disputes. Our employees have not entered into any collective bargaining agreements.

Recruitment and Retention

We believe our company culture and reputation as a leading global IT services provider of complex software product development and software engineering services in CEE enhances our ability to recruit and retain highly sought-after employees. We have over 160 dedicated full-time employees that oversee all aspects of our human capital management process. Through our proprietary internal tools, we effectively plan our short-term and long-term recruitment needs and deploy the necessary personnel and processes to optimize utilization and to quickly satisfy the demands of our clients.

We have developed our base of IT professionals by hiring highly-qualified, experienced IT professionals from this region and by recruiting students from leading technical institutions in CEE. We have strong relationships with the leading technical institutions in CEE, such as the Belarusian State University, Saint Petersburg State University of Information Technologies, Mechanics and Optics, Moscow State University of Instrument Engineering and Computer Sciences and National Technical University of Ukraine, and we have established EPAM delivery centers near many of these campuses. Our ongoing involvement with these technical institutions includes supporting EPAM-branded research labs, developing training courses, providing teaching equipment, actively supporting curriculum development and engaging students to identify their talents and interests. Our relationships with these technical institutions provide us access to a highly-qualified talent pool of programmers, and allow us to consistently attract highly-skilled students from these institutions. We also conduct lateral hiring through a dedicated IT professional talent acquisition team whose objective is to locate and attract qualified and experienced IT professionals within the region.

To attract, retain and motivate our IT professionals, we seek to provide an environment and culture that rewards entrepreneurial initiative and performance. In addition, we offer a challenging work environment, ongoing skills development initiatives and attractive career advancement and promotion opportunities. Our success is supported by a retention rate of 90.9% over the last two years.

Training and Development

We dedicate significant resources to the training and development of our IT professionals. We believe in the importance of supporting educational initiatives and we sponsor employees’ participation in internal and external training and certifications. Furthermore, we actively pursue partner engagements with technical institutions in CEE.

We provide training, continuing education and career development programs for both entry-level and experienced IT professionals. Entry-level IT professionals undergo a rigorous training program that consists of approximately three to six months of classroom training, as well as numerous hours of hands-on training through actual engagements. This comprehensive program results in employees who are highly proficient and possess deep technical expertise that enables them to immediately serve our clients’ needs. For our mid-level and senior IT professionals, we offer continuing education programs aimed at helping them advance in their careers. We also provide mentoring opportunities, management and soft skills training, intensive workshops and management and technical advancement programs. We are committed to systematically identifying and nurturing the development of middle and senior management through formal leadership training, evaluation, development and promotion.

We also provide ongoing English language training at all of our delivery centers to maintain and enhance the English language skills of our IT professionals. As of March 31, 2011, over 90% of our employees were proficient in English.

Intellectual Property

Our intellectual property rights are important to our business. We rely on a combination of intellectual property laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. We require our employees, independent contractors, vendors and clients to enter into written confidentiality agreements upon the commencement of their relationships with us. These agreements generally provide that any confidential or proprietary information disclosed or otherwise made available by us be kept confidential.

We customarily enter into non-disclosure agreements with our clients with respect to the use of their software systems and platforms. Our clients usually own the intellectual property in the software or systems we develop for them. Furthermore, we usually grant a perpetual, worldwide, royalty-free, nonexclusive, transferable and non- revocable license to our clients to use our preexisting intellectual property, but only to the extent necessary in order to use the software or systems we developed for them.

Protecting our intellectual property rights is critical to our business. We have invested, and will continue to invest, in research and development to enhance our domain knowledge and create complex, specialized solutions for our clients. As of May 31, 2011 we had registered intellectual property consisting of 13 U.S. trademarks, two non-U.S. trademarks, one Russian copyright and 11 active domain names. In 2005, we entered into a Consent of Use and Settlement Agreement with Princeton Financial Services, Inc., or PFS, whereby we consented to PFS’s use of the mark “ePAM” in connection with the hosting of its software application but solely using a lowercase “e” and uppercase “PAM” and PFS consented to all uses by us of the EPAM mark other than as capitalized in the foregoing (i.e. “ePAM”). While we consider the intellectual property embodied by certain of our solutions, such as our InfoNgen services, important to our business, we do not believe that any individual registered intellectual property right other than our rights in our name is material to our business.

Facilities

The table below sets forth our principal properties:

Location	Square Meters Leased	Square Meters Owned	Total Square Meters
Delivery Centers and Client Management Locations:
Belarus	18,017	7,655	25,672
Ukraine	14,745	—	14,745
Russia	10,495	—	10,495
Hungary	6,001	—	6,001
Kazakhstan	1,661	—	1,661
United States	1,168	—	1,168
Switzerland	379	—	379
Sweden	153	—	153
United Kingdom	133	—	133
Armenia	18	—	18
Germany	15	—	15

Total	52,785	7,655	60,440

Executive Office:
Newtown, PA, United States	932	—	932

Acquisitions

We have acquired a number of companies in order to expand our vertical-specific domain expertise, geographic footprint, service portfolio, client base and management expertise:

•

In March 2004, we acquired Fathom Technologies, a company with operations in Hungary and 160 IT professionals. This acquisition established our European operations, currently our fastest growing geography, and generating 27.0% of our revenues during three months ended March 31, 2011;

•

In July 2006, we acquired Vested Development, Inc. with 319 IT professionals to tap the large and rapidly growing local Russian market, which comprised 13.3% of our revenues during three months ended March 31, 2011;

•	In November 2007, we acquired B2Bits Corp., a company with operations in the United States and Ukraine and 23 IT professionals, which further strengthened our financial services capabilities;

•

In June 2008, we acquired “PLUS MICRO,” a company with operations in Kazakhstan and 62 IT professionals, to expand our geographic footprint, broaden our service portfolio and help gain access to new clients in the CIS;

•

In May 2009, we acquired the assets of Rodmon Systems Inc., a company with operations in the United States and Belarus and 28 IT professionals and an experienced management team, in order to secure a large strategic client relationship which further strengthened our Business Information and Media vertical, experienced management team and technical IT professionals; and

•

In August 2010, we acquired the assets of Instant Information, Inc., a company with operations in the United States and Belarus with 53 IT professionals, in order to acquire an experienced management team and skilled IT professionals, thereby further strengthening our Business Information and Media vertical, and to acquire the rights to the intellectual property embodied by our InfoNgen services and cloud deployment capabilities.

Regulations

Due to the industry and geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations, and several Belarusian, Russian, Ukrainian, Hungarian, Kazakhstan and U.S. federal and state agencies regulate various aspects of our business. See “Risk Factors—Risks Relating to Our Business—Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business.” and “Risk Factors—Risks Relating to Our Business—We are subject to laws and regulations in the United States and other countries in which we operate concerning our operations, including export restrictions, U.S. economic sanctions and the Foreign Corrupt Practices Act, or FCPA, and similar anti-bribery laws. If we are not in compliance with applicable legal requirements, we may be subject to civil or criminal penalties and other remedial measures, which could adversely affect our business, financial condition and results of operations.”

We benefit from certain tax incentives promulgated by the Belarusian and Hungarian governments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Income Statement Line Items—Provision for Income Taxes.”

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we are not currently a party to any material legal proceeding. In addition, we are not aware of any material legal or governmental proceedings against us, or contemplated to be brought against us.

MANAGEMENT

Our executive officers and directors and their ages and positions are set forth below:

Name	Age	Position
Arkadiy Dobkin	51	Chief Executive Officer, President and Chairman of the Board of Directors
Karl Robb	49	President of EU Operations, Executive Vice President and Director
Ilya Cantor	42	Vice President and Chief Financial Officer
Balazs Fejes	36	Chief Technology Officer
Ginger Mosier	47	Vice President, General Counsel and Assistant Corporate Secretary
Andrew J. Guff	50	Director
Donald P. Spencer	56	Director and Corporate Secretary
Ross Goodhart	31	Director

Arkadiy Dobkin    has served as Chairman of our board, Chief Executive Officer and President since December 2002. Mr. Dobkin began his career in Minsk, Belarus where he worked for several emerging software development companies. After immigrating to the United States, he held thought and technical leadership positions in Colgate-Palmolive Company and SAP Labs. Mr. Dobkin holds an MS in Electrical Engineering from the Belarusian National Technical University. We believe that Mr. Dobkin’s experience as an IT professional and executive in the IT services industry coupled with his in-depth understanding of our global delivery model provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board and our management team regarding operational, strategic and management issues as well as general industry trends.

Karl Robb    has served as a director of our board and as our President of EU Operations, Executive Vice President since March 2004. Mr. Robb is a 23-year global software engineering industry veteran, having worked nine years in Europe, nine years in the United States and five in Eastern Europe. In March of 2004, Fathom Technology, a Hungarian software development outsourcing firm where Mr. Robb was a co-founder and CEO, merged with EPAM Systems, whereupon Mr. Robb became Executive VP, Global Operations, and a member of the Board of Directors, of EPAM. We believe that Mr. Robb’s experience as an executive in the IT services industry and his knowledge of the IT services industry in CEE provide him with the necessary skills to serve as a member of our board of directors and will enable him to provide valuable insight to the board regarding operational and management issues as well as general industry trends.

Ilya Cantor    has served as our Chief Financial Officer, Vice President and Treasurer since July 2006. Prior to joining EPAM, Mr. Cantor spent seven years in a variety of financial and operational positions at Dow Jones, including Executive Director of Operations of The Wall Street Journal, Chief Financial Officer of The Wall Street Journal and Group Finance Director of The Wall Street Journal International. Between 2002 and 2005, Mr. Cantor served on the board of directors of CNBC International, which was at the time a financial news television joint venture between NBC Capital Corp and Dow Jones in Asia and Europe. Before joining Dow Jones in 1999, Mr. Cantor was the Chief Financial Officer of Independent Media (now Independent Media–Sanoma), a leading publishing house based in Moscow, Russia. Previous to this, Mr. Cantor was an Audit Manager with Coopers & Lybrand, LLP (now PricewaterhouseCoopers) in Moscow. He started his career with Coopers & Lybrand in Los Angeles in 1991, after graduating from California State University at Long Beach.

Balazs Fejes    has served as our Chief Technology Officer since March 2004. Mr. Fejes joined us when Fathom Technology, a Hungarian software engineering firm, which he co-founded and for which he served as Chief Technology Officer, merged with us. Prior to co-founding Fathom Technology, Mr. Fejes was a chief software architect/line manager with Microsoft Great Plains (Microsoft Business Solutions). He also served as a chief software architect of Scala Business Solutions. Mr. Fejes currently serves as Managing Director for EPAM Systems Switzerland GmbH, EPAM Systems Kft, EPAM Systems Aps and EPAM Systems Nordic AB.

Ginger Mosier    has served as our Vice President, General Counsel since March 2010 and as our Assistant Corporate Secretary since May 2010. Prior to joining EPAM, Ms. Mosier spent approximately eight years in a variety of legal positions with Hewlett-Packard Company. In her last position, she served as senior counsel advising on global IT outsourcing deals and related services transactions. Prior to that she advised a number of HP Software divisions as corporate counsel and was the legal representative for the HP Software Integration Office created for implementing the acquisition and integration of several software companies. Immediately prior to Hewlett-Packard, Ms. Mosier practiced corporate law at Drinker, Biddle & Reath. Ms. Mosier began her legal career at Baker & Daniels. Ms. Mosier holds a J.D., magna cum laude, from Indiana University School of Law at Indianapolis where she was a member of the Indiana Law Review and a B.A. from Indiana University—Purdue University at Indianapolis.

Andrew J. Guff    has served as a non-executive director of our board since 2006. Mr. Guff is a Managing Director and founding partner of Siguler Guff & Company. Prior to founding Siguler Guff, a multi-strategy private equity firm with over $9 billion of assets under management, Mr. Guff was with PaineWebber for ten years in a range of both principal and advisory capacities within PaineWebber’s Merchant Banking and Mergers and Acquisitions groups. In 1994, Mr. Guff founded Russia Partners Company, LP, one of the first private equity funds to operate in Russia and the CIS region. Today, Russia Partners manages approximately $1 billion of investments and commitments to private deals in the region. Mr. Guff sits on the board of directors of a number of portfolio companies owned by Russia Partners. He is a member of the Executive Board of the U.S.-Russia Business Council and is a member of the Council on Foreign Relations. He is also a trustee of the Phillips Academy Institute for the Recruitment of Teachers. Mr. Guff holds a Bachelor of Arts in Economics from Harvard College. We believe Mr. Guff’s experience as an investment banker, as a senior officer of an investment firm with activities in the IT sector and in CEE and the CIS and in evaluating the financial prospects of companies provides him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight to the board regarding financial and investor relations issues.

Donald P. Spencer    has served as a non-executive director of our board and our corporate secretary since 2006. Mr. Spencer is a managing director and founding partner of Siguler Guff & Company and is responsible for Siguler Guff’s legal and compliance matters. Prior to joining Siguler Guff in 1995, Mr. Spencer served as senior vice president of Mitchell Hutchins Institutional Investors Inc. and senior vice president of Atlanta/Sosnoff Capital Corp. Mr. Spencer was an associate at Shereff, Friedman, Hoffman & Goodman, LLP, where he specialized in representing financial services companies, and an associate at Sullivan & Cromwell LLP. Mr. Spencer received a Juris Doctor in 1980 from New York University School of Law and holds a Bachelor of Arts from Wesleyan University. We believe Mr. Spencer’s experience as a lawyer and as a senior officer of an investment firm with activities in the IT sector and in CEE and the CIS provides him with the necessary skills to serve as a member of our board of directors and enables him to provide valuable insight to the board regarding legal, financial and investor relations issues.

Ross Goodhart    has served as a non-executive director of our board since 2009. Mr. Goodhart is a Principal at Siguler Guff and has responsibility for the portfolio management, investment evaluation, due diligence, structuring and coordination of all aspects of Siguler Guff’s Russian and CIS investment operations. Prior to joining Siguler Guff in 2003, Mr. Goodhart was an Investment Banking Financial Analyst at Peter J. Solomon Company, L.P., where he specialized in mergers and acquisitions and restructuring advisory services within a broad array of industry sectors. He is a member of the board of directors of the U.S.-Ukraine Business Council. Mr. Goodhart holds a Bachelor of Business Administration with high distinction from the Stephen M. Ross School of Business at the University of Michigan with emphases in Finance and Accounting. We believe Mr. Goodhart’s experience as an investment banker, as an officer of an investment firm with activities in the IT sector and in CEE and the CIS and in evaluating the financial prospects of companies provides him with the necessary skills to serve as a member of our board of directors and enable him to provide valuable insight to the board regarding financial and investor relations issues.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of             members. Our board has determined that each of             ,             and             , is independent under applicable             rules.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $        . Each non-employee director also will receive a fee of $         for each board meeting and each committee meeting attended. In addition, the chairman of the audit committee will receive an annual fee of $         and the chairman of the nominating, governance and compensation committee will receive an annual fee of $        . Each non-employee director also will receive an annual grant of restricted stock under our 2010 long-term incentive plan having a fair market value (as defined in the plan) of $        .

Board Committees

Audit Committee

The Audit Committee consists of         and is composed entirely of independent directors.         serves as the chair of the Audit Committee. The Audit Committee consists exclusively of directors who are financially literate, and         is considered an “audit committee financial expert” as defined by the SEC. The Audit Committee is governed by a charter that complies with the rules of         . The Audit Committee’s primary responsibilities are (i) to assist the board of directors in its oversight of the integrity of our consolidated financial statements, the qualifications, independence and performance of our independent auditor and our compliance with legal and regulatory requirements and (ii) to prepare the Audit Committee report that SEC rules require to be included in our annual proxy statement. In order to fulfill these responsibilities, the Audit Committee:

•	appoints, compensates, retains and oversees our independent auditor;

•	pre-approves the audit services and non-audit services to be provided by our independent auditor;

•

discusses with our independent auditor its responsibilities under generally accepted auditing standards, reviews and approves the planned scope and timing of the independent auditor’s annual audit plan and discusses significant findings from the audit;

•	evaluates the independent auditor’s qualifications, performance and independence;

•	establishes policies for our hiring of current or former employees of the independent auditor;

•	reviews and discusses the annual audited and the quarterly consolidated financial statements with management and the independent auditor;

•

evaluates the performance, responsibilities, budget and staffing of our internal audit function and evaluates the performance of the senior officer or officers responsible for our internal audit function;

•

reviews with management and the independent auditor, any significant financial reporting issues and judgments made in connection with the preparation of the consolidated financial statements, our critical accounting policies and practices, the effect of off-balance sheet transactions and structures, any major issues regarding accounting principles and financial statement presentations and the effect of regulatory and accounting initiatives;

•	reviews the type and presentation of information included in our earnings press releases as well as financial information and earnings guidance provided to analysts and rating agencies;

•

reviews, in conjunction with our Chief Executive Officer and Chief Financial Officer, our disclosure controls and procedures and internal control over financial reporting and reviews any special audit steps adopted in light of material control deficiencies;

•	reviews and discusses with the independent auditor any audit problems or difficulties and management’s response thereto;

•	is directly responsible for the resolution of disagreements between management and our independent auditor regarding our financial reporting;

•	reviews our policies and practices with respect to risk assessment and risk management;

•

establishes procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•

reviews our compliance with laws and regulations and any regulatory financial commitments and also reviews any major litigation or investigations against us that may have a material impact on our consolidated financial statements;

•	reports to our board of directors periodically and, at least annually, evaluates its own performance and reports to the board of directors on such evaluation;

•	periodically reviews and assesses the adequacy of the Audit Committee charter and recommends any proposed changes to the board of directors; and

•

establishes procedures for the receipt and treatment of the periodic financial reporting of our subsidiaries and reporting of the audit committees of such subsidiaries and assesses such subsidiaries’ compliance with any regulatory financial commitments.

Compensation Committee

The Compensation Committee consists of             and is composed entirely of independent directors. serves as the chair of the Compensation Committee. The Compensation Committee is governed by a charter that complies with the rules of             . The Compensation Committee’s responsibilities include:

•	reviewing and approving the compensation of our Chief Executive Officer and each of our other executive officers;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning;

•	reviewing and evaluating our executive compensation and benefits policies generally;

•

at the request of the compensation committee of the board of directors of any of our subsidiaries, advising and assisting such subsidiary’s compensation committee concerning executive compensation and benefits, management succession planning and other policies related to such subsidiary’s executives;

•

preparing the Compensation Committee report to be included in our annual proxy statement and reviewing and discussing our compensation disclosure and analysis with management and providing a recommendation to the board of directors regarding the inclusion of the compensation disclosure and analysis in our proxy statement;

•	reporting to our board of directors periodically and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation;

•	periodically reviewing and assessing the adequacy of the Compensation Committee charter and recommending any proposed changes to the board of directors; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of             and is composed entirely of independent directors.             serves as the chair of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is governed by a charter that complies with the rules of             , and its responsibilities include:

•	overseeing searches for and identifying qualified individuals for membership on the board of directors;

•	recommending to the board of directors criteria for board and committee membership and recommending individuals for membership on the board and its committees, including reviewing candidates’

qualifications, making specific determinations as to independence, evaluating and assessing the performance of current directors for re-nomination, reviewing the composition of the board and its committees, considering rotation of committee members and Chairs as appropriate and considering any other factors as set forth in our Corporate Governance Guidelines or otherwise deemed appropriate;

•	at least annually, leading the board of directors in self-evaluation to determine whether it and its committees are functioning effectively;

•	at least annually, reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to the board;

•	reviewing and approving compensation for our directors;

•

developing and recommending our Corporate Governance Guidelines and Code of Business Conduct and Ethics and, at least annually, reviewing and reassessing the adequacy of such Corporate Governance Guidelines and Code of Business Conduct and Ethics and recommending any proposed changes to the board;

•

being responsible for any tasks assigned to it in our Corporate Governance Guidelines and overseeing compliance with our Corporate Governance Guidelines and Code of Business Conduct and Ethics and reporting on such compliance to the board;

•

reviewing and considering any requests for waivers of our Corporate Governance Guidelines or Code of Business Conduct and Ethics for our directors, executive officers and other senior financial officers and making recommendations to the board with respect to such requests for waivers;

•	reviewing potential conflicts of interest involving directors;

•	reviewing and, if appropriate, approving related party transactions in accordance with our Related Person Transaction Policy;

•	overseeing an orientation and continuing education program for directors meeting the requirements set forth in our Corporate Governance Guidelines;

•	reporting to our board of directors periodically and, at least annually, evaluating its own performance and reporting to the board of directors on such evaluation; and

•	periodically reviewing and assessing the adequacy of the Compensation Committee charter and recommending any proposed changes to the board of directors.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics that applies to all of our directors, officers and other employees, including our principal executive officer, principal financial officer and principal accounting officer. Any waiver of the code for directors or executive officers may be made only by our board of directors and will be promptly disclosed to our stockholders through publication on our website, http://www.epam.com. Amendments to the code must be approved by our board of directors and will be promptly disclosed (other than technical, administrative or non-substantive changes). A copy of our code of business conduct and ethics will be posted on our website.

Corporate Governance Guidelines

Our board of directors will adopt corporate governance guidelines that serve as a flexible framework within which our board of directors and its committees operate. These guidelines will cover a number of areas including the size and composition of the board, board membership criteria and director qualifications, director responsibilities, board agenda, roles of the Chairman of the Board, Chief Executive Officer and presiding director, meetings of independent directors, committee responsibilities and assignments, board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning. Additionally, our board of directors will adopt independence standards as part of our corporate governance guidelines. A copy of our corporate governance guidelines will be posted on our website, http://www.epam.com.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this compensation discussion and analysis section is to provide information about the material elements of compensation that are paid or awarded to, or earned by, our named executive officers, or NEOs, whose compensation is set forth in the “—Summary Compensation Table” below. Our named executive officers for 2010 were:

•	Arkadiy Dobkin, Chief Executive Officer and President;

•	Ilya Cantor, Vice President and Chief Financial Officer;

•	Karl Robb, President of EU Operations and Executive Vice President;

•	Balazs Fejes, Chief Technology Officer; and

•	Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary.

Compensation Philosophy and Objectives

Our philosophy is to provide compensation to each of our NEOs that is commensurate with his or her position and experience, furnish incentives sufficient for the NEO to meet and exceed short-term and long-term corporate objectives and align these officers’ incentives with the long-term interests of our stockholders. Additionally, our executive compensation program is intended to provide significant motivation for each of our named executive officers to remain employed by us unless and until our board of directors and/or, other than for Mr. Dobkin, our CEO, finds that retention of the NEO is no longer in accord with our corporate objectives.

Based on this philosophy, the primary objectives of our board of directors and compensation committee with respect to executive compensation are to:

•	attract and retain a highly-skilled management team with industry knowledge;

•	support our culture of innovation and performance; and

•	align the incentives of our NEOs with the creation of value for stockholders.

To achieve these objectives, our compensation committee periodically evaluates our executive compensation program with the goal of establishing compensation at levels it believes to be generally competitive with other companies in our geographical regions that compete with us for executive talent. We believe that our program is competitive based on our ability to attract talented employees and our general sense of the compensation market. As discussed in greater detail below, the compensation committee does not engage in benchmarking or a formal peer group analysis, but does review publicly available compensation information from time to time. Additionally, we design our executive compensation program to tie a portion of each NEO’s overall cash compensation to key strategic, financial and operational performance considered by our board of directors.

We use a mix of short-term compensation in the form of base salaries and cash bonuses and long-term compensation in the form of equity awards as the total compensation structure to meet these objectives. This compensation program serves to complement the strong stockholder incentives that exist as a result of the significant equity interests several of our NEOs have in the Company.

Historical Compensation Decisions

Historically, our compensation programs have aimed to conserve cash while attracting and retaining executive officers who are highly motivated to grow our business in the long term. As with other companies in the information technology services sector generally, we have emphasized equity compensation, primarily in the form of stock options, to supplement cash compensation in the form of base salaries and bonuses. Mr. Dobkin has not been awarded stock options due to his direct equity holdings. Our board of directors and compensation committee sought to align the interests of management and stockholders by motivating the management team, through the granting of equity compensation, to grow our business in the long term. We expect to continue to emphasize this approach in the future.

Our compensation committee is responsible for establishing and administering executive officer compensation, including salaries, bonuses and equity incentive compensation. Our CEO serves on our compensation committee and provides substantial input in determining compensation paid to our NEOs (other than for himself). For our CEO, the compensation committee evaluates his performance to determine his compensation. Mr. Dobkin is not present at the meetings where his compensation is determined. The compensation committee uses its judgment and experience as well as the recommendations of the CEO to determine the appropriate amount and mix of compensation for each other NEO. The Company does not engage in benchmarking or a formal peer group analysis in determining the amount or components of executive compensation awarded to our NEOs. In considering compensation, we engage in an informal process of looking at the compensation practices of other companies in our industry, for perspective. However, we do not target our compensation to fit within ranges relative to such companies.

After this offering, to comply with Rule 16b-3 of the Securities Exchange Act of 1934, or the Exchange Act, we expect equity incentive compensation for executive officers to be approved, on the recommendation of the compensation committee, by a committee of our directors who qualify as “non-employee directors” pursuant to the rule. We also expect that, our CEO will step down from the compensation committee within one year of this offering, as required under the applicable exchange listing rules.

Except as described below, neither the board of directors nor the compensation committee has adopted any formal or informal policies or guidelines for allocating compensation between cash and non-cash compensation, among different forms of non-cash compensation or with respect to long- and short-term performance. The determination of our board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation is subjective, based on their view of the relative importance of each component in meeting our overall objectives and factors relevant to the individual executive.

As a publicly held company, we may periodically engage the services of a compensation consultant to assist us in further aligning our compensation philosophy with our corporate objectives. In addition, in order to attract and retain key executives, we may be required to modify individual executive compensation levels to remain competitive in the market for such positions.

Elements of Compensation

Each NEO’s compensation package is tailored to each individual and is intended to encourage executive performance that supports our organizational strategy. When setting the amount of compensation to be awarded to our NEOs, other than our CEO, in a given year, the compensation committee considers the recommendations of our CEO as well as the relative proportion of total compensation delivered on a current and long-term basis and in the form of cash and equity prior to making changes to compensation levels. The compensation of our CEO is determined by the compensation committee following a review of company and individual performance, rather than through the use of predetermined performance metrics.

The fundamental elements of our compensation program are:

•	base salary;

•	discretionary performance-based bonuses;

•	long-term equity incentives; and

•	other broad-based benefits.

Although we expect these to remain the elements of our compensation program going forward, the relative weighting of each element and specific plan and award designs may evolve as we transition to a public company.

Mr. Robb is retained as a consultant to the Company and his consulting fees (which include both a fixed payment and a variable payment) are paid directly to his direct employer, Landmark Business Development Limited. Mr. Fejes is employed in part by a subsidiary of the Company for which service he receives a base salary and in part as a consultant to the Company. Mr. Fejes’ consulting fees (which include both a fixed payment and a variable payment) are paid directly to his direct employer, Redlodge Holdings Limited. However, stock option awards are granted directly to Mr. Robb and Mr. Fejes.

Base Salary

Base salary is the main “fixed” component of our executive compensation program for our U.S.-based NEOs. In 2010, Messrs. Robb and Fejes each received a fixed consulting fee for their services to the Company as consultants, and Mr. Fejes also received a base salary. The base salaries of our NEOs, and/or fixed consulting fees in the case of Messrs. Robb and Fejes, for 2010 were determined by the compensation committee, in consultation with our CEO, taking into consideration the qualifications, experience, and 2009 compensation level of each NEO, the particular responsibilities and expectations associated with each NEO’s position and, in the case of Ms. Mosier, the arrangements negotiated at her date of hire.

The base salaries, and/or fixed consulting fees expressed in USD, for the named executive officers in 2010 are set forth in the table below.

Name	2010 base salary and/or fixed consulting fees
Arkadiy Dobkin, Chief Executive Officer and President	$260,000
Ilya Cantor, Vice President and Chief Financial Officer	$240,000
Karl Robb, President of EU Operations and Executive Vice President	$262,688	(1)
Balazs Fejes, Chief Technology Officer	$279,090	(2)
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	$170,000	(3)

(1)	This amount reflects the fixed consulting fee that was paid directly to Landmark Business Development Limited, Mr. Robb’s direct employer, for his service to the Company as a consultant in 2010. As such, this amount is reported in the “All Other Compensation” column and not the “Salary” column of the 2010 Summary Compensation table. Expressed in local currency, Mr. Robb’s fixed consulting fee was comprised of 195,163 euros and 10,711,878 Belarusian rubles.
(2)	This amount includes both the base salary Mr. Fejes received directly from the Company in his role as an employee and the fixed consulting fee that was paid directly to Redlodge Holdings Limited, Mr. Fejes’ direct employer, for his service to the Company as a consultant in 2010. The amount of Mr Fejes’ fixed consulting fee is reported in the “All Other Compensation” column of the 2010 Summary Compensation table. As such, this amount differs from the amount reported in the “Salary” Column of the 2010 Summary Compensation table, which reflects only the base salary that was paid directly to Mr. Fejes. Expressed in local currency, the amount of Mr. Fejes’s base salary and fixed consulting fee was comprised of 82,104 euros and 176,400 Swiss Francs and 120,000 Hungarian forints.
(3)	This amount represents Ms. Mosier’s annual base salary rate and differs from the amount in the 2010 Summary Compensation Table, which reflects a partial year of service from March 1, 2010 to December 31, 2010.

Annual Cash Bonus

In addition to the base salary, we believe that it is important to incentivize short-term performance by compensating our executives based upon their individual accomplishments and the general performance of the Company under their leadership. For 2010, the overall bonus pool and the individual bonus payments and variable consulting fees were not based on formulaic performance metrics. Instead, bonuses or variable consulting fees were awarded on a discretionary basis by our CEO (other than for himself) in consultation with the compensation committee, generally based on the Company’s performance, combined with an objective and subjective evaluation of individual performance. The amount of our CEO’s 2010 bonus was determined by the compensation committee, based on company and individual performance. The aggregate amount of the bonus payments and variable consulting fees paid to our NEOs in 2010 represented 0.4% of revenues. We believe the responsible exercise of discretion and consideration of a broad range of factors enables us to retain the flexibility to appropriately reward individual performance while conserving the cash we need as a private company for operational purposes.

The following table sets forth the amounts of the annual bonuses or variable consulting fees earned by our NEOs in 2010.

Name	2010 bonus or variable consulting fee
Arkadiy Dobkin, Chief Executive Officer and President	$200,000
Ilya Cantor, Vice President and Chief Financial Officer	$100,000
Karl Robb, President of EU Operations and Executive Vice President	$300,000	(1)
Balazs Fejes, Chief Technology Officer	$210,000	(1)
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	$40,000

(1)	These amounts reflect the variable consulting fees that were paid directly to Landmark Business Development Limited, Mr. Robb’s direct employer, and Redlodge Holdings Limited, Mr. Fejes’ direct employer, and as such are reported in the “All Other Compensation” column of the Summary Compensation Table.

The amount of each of the bonuses or variable consulting fees was determined based on the following company-wide performance:

•	2010 revenue growth of 48% over 2009; and

•	2010 net income growth of 109% over 2009.

In addition, the bonus or variable consulting fee for each of our NEOs was based on the following considerations of individual performance:

•	Mr. Dobkin’s contribution to the substantial growth in revenues and net income of the Company, and the overall leadership and strategic vision that he demonstrated throughout the year;

•	Mr. Robb’s acquisition of key new accounts, substantial growth in existing accounts, and resulting 2010 Europe segment revenue growth of 83% over 2009;

•	Mr. Fejes’ successful execution of his CTO responsibilities while growing one of our largest accounts by over 300%;

•

Mr. Cantor’s contribution to the internal preparedness of the Company’s internal systems, staffing, and controls commensurate with IPO plans and the establishment of an internal legal function, including through the hiring of a General Counsel; and

•

Ms. Mosier’s preparation of the Company’s internal legal systems for the IPO and exceeding targets in transforming support for executing commercial contracts, supporting the pre-sales process, and implementing substantially stronger internal risk management controls and processes.

Equity Awards

To reward and retain our NEOs in a manner that best aligns their interests with stockholders’ interests, we use stock options as the primary incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value because the value of the stock options is tied to our future performance. Because employees are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our stock over time. In addition, stock option awards generally vest ratably over four years, which enhances their retentive value.

We use stock options to compensate our NEOs, both in the form of initial grants in connection with the commencement of employment and additional or “refresher” grants. In 2010, Ms. Mosier received an option award in connection with her commencement of employment, Mr. Cantor received a refresher grant, and Messrs. Fejes and Robb each received an option grant for the first time as part of their total compensation. To date there has been no set program for the award of refresher grants, and our compensation committee retains discretion to make stock option awards to employees at any time, on the recommendation of our CEO, including in connection with the promotion of an employee, to reward an employee’s performance, for retention purposes or for other circumstances recommended by management.

In 2010, stock option grants were made under the 2006 Stock Option Plan, or the 2006 Plan, to our NEOs in the amounts set forth in the table below.

Name	Number of Options Granted
Arkadiy Dobkin, Chief Executive Officer and President	0
Ilya Cantor, Vice President and Chief Financial Officer	13,394
Karl Robb, President of EU Operations and Executive Vice President	20,000
Balazs Fejes, Chief Technology Officer	20,000
Ginger Mosier, Vice President, General Counsel and Assistant Corporate Secretary	4,465

Although Mr. Dobkin was not granted any stock options in 2010, he has a sizable direct stock ownership in the Company.

The equity awards held by each of the NEOs as of December 31, 2010 are listed below under “Outstanding Equity Awards at Fiscal Year End.”

The stock options granted to our NEOs in 2010, under the 2006 Plan vest in equal installments of 25% on each of January 1, 2011, 2012, 2013 and 2014. Under the terms of the 2006 Plan, the compensation committee has the discretion to accelerate the vesting of these stock options in the event of a change in control of the Company.

The new equity plan that we will adopt in connection with the initial public offering will permit us to grant stock options, restricted stock, restricted stock units or other types of equity awards to employees of the Company, including our NEOs, as the compensation committee deems appropriate.

Perquisites

We do not provide significant perquisites to our NEOs, because we believe that our compensation objectives are better achieved as a result of the compensation elements described above. However, there is no firm policy against the provision of such perquisites and our current stance on perquisites may be reevaluated at a later date as necessary to ensure that we can attract, retain, and properly motivate our NEOs.

Retirement and Other Broad-based Employee Benefits

We have established a 401(k) retirement plan, which is a tax-qualified self funded retirement plan, in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate. We do not make any employer contributions to the 401(k) retirement plan. Other benefits in which our U.S. employees, including Messrs. Dobkin and Cantor and Ms. Mosier, may participate include group health insurance (including medical, dental and vision), long and short term disability, group life, AD&D and paid time off. Mr. Robb receives lump sum cash payments in amounts sufficient to cover the cost of obtaining health insurance. Mr. Fejes receives health insurance benefits and a pension contribution that is mandatory under Swiss law. We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans although, as noted above, we do make pension plan contributions for Mr. Fejes under Swiss law.

Compensation Risk Assessment

Prior to the completion of this offering, we intend to conduct an assessment of our compensation programs and policies to determine whether those programs and policies could create risks that are reasonably likely to have a material adverse effect on the Company.

Severance and Change in Control Arrangements

During 2010, none of our NEOs were entitled to protections on a termination of employment or a change in control, other than Mr. Dobkin who was entitled to certain payments and benefits on specified terminations of employment as described in “—Potential Payments on Termination and Change in Control” below. As a result, the termination of employment of a NEO, other than Mr. Dobkin, and/or a change in control would not have entitled any NEO to the acceleration of any unvested equity interest or any other payments or benefits. However, as noted above, on a change in control, the compensation committee may in its discretion accelerate the vesting of any unvested stock options. Additionally, we plan to enter into employment agreements with our NEOs in connection with this offering, and such agreements may contain provisions that would entitle our NEOs to severance payments or benefits or the acceleration of unvested equity awards on a termination of their employment or a change in control.

Employment Agreements and Other Arrangements

Although they are not currently party to employment agreements with the Company, pursuant to the terms of the consultancy agreements previously entered into, Messrs. Robb and Fejes are subject to certain confidentiality obligations that survived the expiration of those agreements. Under such obligations, Messrs. Robb and Fejes agree that they will not disclose any confidential information relating to the Company or its business and assign to the Company their rights to any intellectual property developed within the course of their service to the Company. Mr. Dobkin is subject to similar confidentiality obligations pursuant to an employment agreement he previously entered into and which is described below under “— Potential Payments on Termination and Change in Control.” In addition, Ms. Mosier and Mr. Cantor each entered into a non-disclosure and non-solicitation agreement in connection with the commencement of their respective employment. Pursuant to these agreements, Ms. Mosier and Mr. Cantor are subject to perpetual confidentiality obligations and employee and customer non-solicitation obligations that survive for a period of 12 months after the termination of employment. Mr. Cantor and Ms. Mosier also entered into agreements in connection with their option grants, under which they are subject to similar non-disclosure and non-solicitation obligations to those described above as well as non-compete obligations, which survive for a period of 12 months after the termination of employment. As noted above, we expect to enter into employment agreements with each of our NEOs prior to the completion of this offering. We expect that these agreements will reflect the economic terms of the NEO’s current arrangements and contain customary confidentiality, non-compete and non-solicitation obligations.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code, or the Code, limits to $1 million the federal income tax deduction for compensation paid to any named executive officer of a publicly held corporation, other than the chief financial officer. Compensation in excess of $1 million a year may nonetheless be deducted if such compensation is “performance based” within the meaning of the Code. As a newly public company, the plans and agreements described in this prospectus are generally exempt from the application of Section 162(m) for three years.

To the extent 162(m) does apply to any compensation paid by the Company, we expect that although we will consider deductibility when structuring the compensation arrangements of our NEOs, we may in certain circumstances award compensation that is not deductible when such payments are appropriate to attract and retain executive talent.

Other provisions of the Code can also affect compensation decisions. Section 409A of the Code, which governs the form and timing of payment of deferred compensation, imposes sanctions, including a 20% penalty and an interest penalty, on the recipient of deferred compensation that does not comply with Section 409A. The compensation committee will take into account the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

Section 280G of the Code disallows a company’s tax deduction for payments received by certain individuals in connection with a change in control to the extent that the payments exceed an amount approximately three times their average annual compensation, and Section 4999 of the Code imposes a 20% excise tax on those payments. The compensation committee will take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible pursuant to Section 280G.

2010 Summary Compensation Table

The following table summarizes the compensation of our named executive officers, or NEOs, for 2010. Our NEOs are our Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers as determined by their total compensation set forth in the table below.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Arkadiy Dobkin
Chief Executive Officer and President	2010	260,000		200,000	—	—		460,000

Ilya Cantor
Vice President and Chief Financial Officer	2010	240,000		100,000	270,083	—		610,083

Karl Robb
President of EU Operations and Executive Vice President	2010	—		—	441,993	562,688	(2)(3)	1,004,681

Balazs Fejes
Chief Technology Officer	2010	170,055	(4)	—	441,993	319,035	(4)(5)	931,083

Ginger Mosier
Vice President, General Counsel and Assistant Corporate Secretary	2010	141,667	(6)	40,000	90,028	—		271,695

(1)	The amounts in this column represent the aggregate grant date fair value of the option awards granted to Messrs. Cantor, Robb and Fejes and Ms. Mosier in 2010, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of these option awards in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus. There can be no assurance that awards will vest or will be exercised (in which case no value will be realized by the individual), or that the value upon exercise will approximate the aggregate grant date fair value. We did not grant other stock awards to our named executive officers during 2010.

(2)	For Mr. Robb, this table represents the U.S. dollar equivalent of amounts earned in euros and Belarusian rubles. For 2010, the applicable exchange rates were $1.33 per euro and $0.00033 per Belarusian ruble.
(3)	Mr. Robb provides services to the Company in his capacity as a consultant. This amount represents amounts of $262,688 and $300,000, which are intended to be a fixed consulting fee and a variable consulting fee, respectively, and are paid directly to his direct employer, Landmark Business Development Limited.
(4)	For Mr. Fejes, this table represents the U.S. dollar equivalent of amounts earned in euros, Swiss francs and Hungarian forints. For 2010, the applicable exchange rates were $1.33 per euro, $0.96 per Swiss franc, and $0.0048 per Hungarian forint.
(5)	Mr. Fejes provides services to the Company partially in his capacity as a consultant and partially in his capacity as an employee. The amount included under “All Other Compensation” represents amounts of $109,035 and $210,000, which are intended to be a fixed consulting fee and a variable consulting fee, respectively, and are paid directly to his direct employer, Redlodge Holdings Limited.
(6)	This amount is pro-rated to reflect a partial year of service at the Company, from March 1, 2010 to December 31, 2010. Ms. Mosier’s annualized salary for 2010 was $170,000.

2010 Grants of Plan-Based Awards

The following table summarizes the grants of plan-based awards made to our NEOs in 2010. The awards were granted in the form of time-vesting options to purchase shares of EPAM common stock.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options(1)	Exercise or Base Price of Option Awards ($/Sh)(2)	Grant Date Fair Value of Option Awards ($)(3)
Arkadiy Dobkin	—	—	—	—

Ilya Cantor	8/13/2010	13,394	55.00	270,083

Karl Robb	8/13/2010	20,000	37.04	441,993

Balazs Fejes	8/13/2010	20,000	37.04	441,993

Ginger Mosier	8/13/2010	4,465	55.00	90,028

(1)	None of the awards granted in 2010 was subject to any performance-based condition. The stock options granted to our NEOs in 2010 vest 25% each on January 1, 2011, 2012, 2013 and 2014.
(2)	The awards to Mr. Cantor and Ms. Mosier were granted on August 13, 2010 with an exercise price of $37.04 per share. On December 17, 2010 this exercise price was adjusted upwards to $55.00 per share out of an abundance of caution to comply with Section 409A of the Internal Revenue Code.
(3)	The amounts in this column represent the aggregate grant date fair value of the option awards granted to Messrs. Cantor, Robb and Fejes and Ms. Mosier in 2010, computed in accordance with FASB ASC Topic 718. We provide information regarding the assumptions used to calculate the value of these option awards in Note 13 to the audited consolidated financial statements included elsewhere in this prospectus. We did not grant other stock awards to our named executive officers during the 2010 fiscal year.

Outstanding Equity Awards at December 31, 2010

The following table summarizes the number of shares of common stock underlying outstanding stock option awards for each NEO as of December 31, 2010. Other than the stock option awards listed, there were no unvested or unearned stock awards held by our NEOs as of December 31, 2010.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Arkadiy Dobkin	—	—		—	—

Ilya Cantor	14,000	0		12.16	01/20/2016
	12,000	0		22.07	02/22/2017
	3,350	10,044	(1)	55.00	08/13/2020

Karl Robb	5,000	15,000	(1)	37.04	08/13/2020

Balazs Fejes	5,000	15,000	(1)	37.04	08/13/2020

Ginger Mosier	1,117	3,348	(1)	55.00	08/13/2020

(1)	The options vest in four equal installments, with 25% vesting on each of January 1, 2011, 2012, 2013 and 2014.

Potential Payments on Termination and Change in Control

The narrative and table in this section describe and quantify the payments and benefits that Mr. Dobkin would have been entitled to receive, had his employment terminated under specified circumstances or had we undergone a change in control, in each case on December 31, 2010. Mr. Dobkin was entitled to these payments pursuant to the terms of his employment agreement which expired on January 20, 2011. Therefore, Mr. Dobkin is not currently entitled to any payments on a termination of his employment. None of our other NEOs would have been entitled to receive any payments or benefits had his or her employment terminated under specified circumstances or had we undergone a change in control, in each case on December 31, 2010. However, as noted above, the compensation committee has the discretion to accelerate the vesting of outstanding stock options on a change in control.

Arkadiy Dobkin	Salary ($)	Pro Rata Bonus ($)	Total ($)
By Us With Cause or by Mr. Dobkin Without Good Reason	0	0	0
By Us Without Cause or by Mr. Dobkin With Good Reason	260,000	0	260,000
Change in Control	0	0	0
Death	65,000	102,000	167,000
Disability	130,000	0	130,000

Under the terms of his employment agreement, if Mr. Dobkin’s employment had been terminated by us with Cause or by Mr. Dobkin without Good Reason (in each case, as defined below), he would only have been entitled to payment of accrued but unpaid benefits and properly incurred reimbursable expenses. Mr. Dobkin would not have been entitled to any payments or benefits solely as a result of a change of control.

If Mr. Dobkin’s employment had been terminated by us without Cause or by him with Good Reason, he would have been entitled to receive an amount equal to one times his 2010 base salary, paid in 12 equal monthly installments from the date of termination.

Had Mr. Dobkin’s employment terminated due to disability, he would be entitled to receive an amount equal to one-half of his 2010 base salary, paid in 12 equal monthly installments from the date of termination.

In the event of a termination of employment due to Mr. Dobkin’s death, his estate would have been entitled to an amount equal to 25% of Mr. Dobkin’s annual base salary, paid in three equal installments over the three months following the termination of employment, plus an amount equal to the annual incentive bonus that was paid to Mr. Dobkin in 2009. Mr. Dobkin’s estate would also be entitled to the payment of any accrued and unpaid base salary and reimbursement of business expenses properly incurred prior to the date of termination.

“With Cause” means the Company’s termination of Mr. Dobkin’s employment upon the occurrence of any of the following: (i) a material breach by Mr. Dobkin of his employment agreement, after written notification from the Company of the breach, setting forth in detail the matters involved, and Mr. Dobkin’s failure to cure the problem resulting in such breach (if curable) within 30 days thereafter; or (ii) the conviction of Mr. Dobkin of a felony or any crime involving moral turpitude, fraud, or dishonesty.

“Good Reason” means (i) a material breach by the Company of Mr. Dobkin’s employment agreement; (ii) a material limitation or diminution of Mr. Dobkin’s responsibilities, authorities or duties; or (iii) the Company’s relocation of the principal place of Mr. Dobkin’s employment outside a one hundred mile radius from its current location.

Employee Benefit Plans

Incentive Compensation Plans

We currently maintain our 2006 Stock Option Plan, or the 2006 Plan, pursuant to which we have awarded stock options to certain of our employees, including our NEOs. Prior to the completion of this offering, we intend to adopt a 2011 Incentive Award Plan, or 2011 Plan, pursuant to which we will have flexibility to make a variety of equity and equity-based compensation awards (in addition to stock options) to our employees, including our NEOs, and our directors and consultants.

2006 Stock Option Plan

Authorized Shares.    The 2006 Plan was adopted on May 31, 2006. As of December 31, 2010, options to purchase 797,323 shares of our common stock at a weighted average exercise price of $16.63 were outstanding under the 2006 Plan. As of December 31, 2010, 127,157 shares of our common stock remained available for future issuance pursuant to awards granted under the 2006 Plan. There are a total of 924,480 shares of our common stock authorized for issuance under the 2006 Plan. This number was increased from 616,480 through actions taken by our Board of Directors on May 10, 2010 and November 10, 2010.

Stock Options.    Nonqualified stock options have been granted under the 2006 Plan. The term of an option may not exceed 10 years. After the termination of service of a recipient, other than due to Retirement, Disability (in each case as defined in the 2006 Plan) or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 30 days following the termination of employment. In the event of termination of service due to Retirement, Disability or death, options may be exercised, to the extent vested and exercisable on the date of termination, for a period of 90 days or (other than in the event of death) for such longer period as the compensation committee may in its discretion determine, following the termination of employment. In the event of termination of employment for Cause (as defined in the 2006 Plan) or any voluntary termination of employment, the compensation committee has the discretion to cancel any vested stock options that are outstanding on the date of termination.

Adjustments; Corporate Transactions.    In the event of certain changes in our corporate structure, including a stock dividend or split, recapitalization, merger, consolidation, spinoff, combination, exchange of shares or extraordinary dividends, our compensation committee has the discretion to make equitable substitutions or adjustments to outstanding awards to prevent diminution or enlargement of the benefits or potential benefits available under the 2006 Plan. In the event of certain corporate transactions, including a sale or transfer of all or substantially all of our assets or intellectual property or a change in control, the compensation committee has the discretion to accelerate unvested stock options or substitute such options for an equivalent award in the successor company. The compensation committee also has the discretion to require vested stock options to be exercised immediately prior to such corporate transaction or to determine that such options will be substituted for an equivalent award in the successor company or that such options shall be purchased by the Company or the successor company.

Amendment or Termination.    Our board of directors has the authority to amend or terminate the 2006 Plan at any time, provided that stockholder approval is obtained if such approval is required by applicable tax or securities laws. We intend to terminate the 2006 Plan in connection with this offering, although outstanding awards will remain subject to the terms of the plan.

Retirement Plans

We do not maintain any defined benefit pension plans or any nonqualified deferred compensation plans although, as discussed under “—Elements of Compensation—Retirement and Other Broad-based Employee Benefits,” we do make contributions to a pension plan for Mr. Fejes under Swiss law.

2010 Director Compensation

The following table lists the individuals who served as our directors during 2010. None of our directors, including Messrs. Dobkin and Robb, earned any cash or equity compensation for their services on our board during 2010. See “Management—Board Structure and Compensation of Directors” for a discussion of how we expect to compensate our non-employee directors after this offering. We have not and do not expect to compensate our employee directors for their service on our board of directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non- qualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Arkadiy Dobkin	—	—	—	—	—	—	—
Karl Robb	—	—	—	—	—	—	—
Drew Guff	—	—	—	—	—	—	—
Donald Spencer	—	—	—	—	—	—	—
Ross Goodhart	—	—	—	—	—	—	—

RELATED PARTY TRANSACTIONS

Registration Rights Agreements

Under the terms of the Amended and Restated Registration Rights Agreement dated February 19, 2008 with our Series A-1 and Series A-2 preferred stockholders and certain common stockholders and the Registration Rights Agreement dated April 26, 2010 with our Series A-3 preferred stockholders, referred to together as the Registration Rights Agreements, our preferred stockholders and certain common stockholders are each entitled to certain registration rights, including demand registration rights. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 10, 2011, by:

•	each selling stockholder;

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares of common stock issuable pursuant to stock options that are exercisable within 60 days of June 10, 2011. Shares of common stock issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes shares of common stock being offered for sale by the selling stockholders         shares of common stock being offered for sale by us in this offering. The percentage of beneficial ownership for the following table is based on shares of common stock outstanding as of June 10, 2011, and         shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option.

Unless otherwise indicated, the address for each listed stockholder is: c/o EPAM Systems, Inc., 41 University Drive, Suite 202, Newtown, Pennsylvania 18940. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock. To our knowledge, except as indicated in the footnotes to this table, the shares of common stock owned by our directors and executive officers are not pledged to secure obligations owed to others.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering(1)
Name and Address of Beneficial Owner	Number	Percent	Number of Shares Offered	Number	Percent
Named Executive Officers and Directors
Arkadiy Dobkin
Karl Robb
Ilya Cantor
Balazs Fejes
Ginger Mosier
Andrew J. Guff
Donald P. Spencer
Ross Goodhart
All executive officers and directors as a group (8 people)
5% Stockholders
Russia Partners II, LP
Russia Partners II EPAM Fund, LP
Rainmeadow Holding Limited
Da Vinci CIS Private Sector Growth Fund Limited
Leonid Lozner

(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

DESCRIPTION OF CAPITAL STOCK

Following completion of this offering, our authorized capital stock will consist of         shares of common stock, par value $.001 per share, and         shares of preferred stock, par value $.001 per share.

The following descriptions are summaries of the material terms of our certificate of incorporation and bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the certificate of incorporation and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Our authorized capital stock consists of         shares of common stock and         shares of preferred stock.

Common Stock

As of March 31, 2011 there were         shares of common stock outstanding, which were held of record by        stockholders. There will be         shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except that upon giving the legally required notice, stockholders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

In the event of liquidation, dissolution or winding up of EPAM, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of EPAM without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, EPAM has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between one             and directors, excluding any directors elected by holders of preferred stock pursuant to provisions applicable in the case of defaults. The exact number of directors will be fixed from time to time by resolution of the board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Limits on Written Consents

Our certificate of incorporation and our bylaws provide that holders of our common stock will not be able to act by written consent without a meeting, unless such consent is unanimous.

Stockholder Meetings

Our certificate of incorporation and our bylaws provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Our certificate of incorporation and our bylaws specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our certificate of incorporation described under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Limits on Written Consents” may be amended only by the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of voting stock, voting together as a single class. The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend other provisions of our certificate of incorporation.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•

the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 75% of all directors in office at a meeting called for that purpose; or

•	the affirmative vote of holders of 75% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Registration Rights

After the completion of this offering,    holders of approximately             shares of our common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, pursuant to the terms of the Registration Rights Agreements between us and the holders of these securities. Subject to limitations specified in such agreements, these registration rights include:

Demand registration rights.    At any time following the completion of this offering, holders of a majority of our common stock subject to each of the Registration Rights Agreements can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. In addition, if certain holders party to the Registration Rights Agreements did not participate in this offering, such holders can request us to file with the SEC and cause to be declared effective a registration statement covering the resale of all or any portion of the shares of registrable securities that they hold, as long as the anticipated gross proceeds of such offering and registration will be at least $7 million. We are only obligated to register the registrable securities on three occasions, however our board may, in its good faith judgment, defer any filing for 90 days (which deferral may not be used more than once in any 12-month period). Furthermore, at any time, the holders of the registrable securities held by parties to the Registration Rights Agreements can require us to file with the SEC and cause to be declared effective (if we are eligible) a short-form registration statement on Form S-3 covering the resale of all or any portion of shares of registrable securities held by such persons, except if we have already effected two registration statements on Form S-3 in that year, if the anticipated gross proceeds of such offering and registration would not exceed $1 million or if Form S-3 is not available to us.

Piggyback registration rights.    After the completion of this offering, if we register any of our securities under the Securities Act for sale to the public, either for our own account or for the account of other security holders or both, the holders of shares of registrable securities party to the Registration Rights Agreements are entitled to notice of the intended registration and to include any or all of their registrable securities in the registration.

Limitations and expenses.    With specified exceptions, a stockholder’s right to include shares in an underwritten registered offering is subject to the right of the underwriters to limit the number of shares included in such offering. We are generally required to pay all expenses of registration, including the fees and expenses of legal counsel for us and for the selling stockholders, but excluding underwriters’ discounts and commissions.

All registration rights under the Registration Rights Agreements terminate on the date when all registrable securities can be resold pursuant to Rule 144(b)(1) of the Securities Act. Furthermore, as a result of the transfer restrictions described under “Shares Eligible for Future Sale—Lock-up Agreements,” the earliest that holders may exercise these rights is 181 days after the date of this prospectus. See “Shares Eligible for Future Sale—Lock-up Agreements.”

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares of common stock; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions, which our stockholders may otherwise deem to be in their best interests.

Listing

We have applied to list the common stock on the         under the symbol “EPAM.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is             .

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder”, other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia; or

•	an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, the Company does not currently expect to pay dividends. In the event that the Company does pay dividends, dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. Additional certification requirements apply if a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person (as defined in the Code) unless an applicable treaty provides otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•

the Company is or has been a U.S. real property holding corporation, as defined in the Code, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Gain that is effectively connected with a U.S. trade or business will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person, subject to an applicable treaty providing otherwise. A non-U.S. corporation with effectively connected gains may also be subject to additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding, with respect to payments of dividends and the proceeds from a sale or other disposition of common stock. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal Estate Tax

Individual non-U.S. holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of common stock will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, may adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding assuming the exercise of the underwriters’ over-allotment option, the conversion of all outstanding shares of preferred stock and no exercise of any options and warrants outstanding as of March 31, 2011. Of these shares, the             shares, or         shares if the underwriters exercise their over-allotment option in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares of common stock purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares of common stock purchased by our executive officers and business associates in the directed shares program described below and in “Underwriting.” The remaining             shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 of the Securities Act.

In addition, at our request, the underwriters have reserved up to             shares of the             shares of common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees and business associates in a directed shares program. Any of these directed shares purchased by our executive officers and business associates, such as clients or suppliers, will be subject to a 180-day lock-up restriction. Accordingly, the number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our executive officers and business associates, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale and are current in filing our reports. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares of common stock outstanding as of March 31, 2011 and giving effect to the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock; or

•

the average weekly trading volume of our common stock on the             during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale (or if no such notice is required, the transaction order or execution date).

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares of common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares of common stock 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares of common stock acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, and subject to lock-up agreements entered into in connection with this offering as described under “—Lock-up Agreements,” the holders of approximately             shares of common stock will have the right to require us to register the sales of their shares of common stock under the Securities Act, under the terms of the Registration Rights Agreements between us and the holders of these securities. These registration rights are described in “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares of common stock purchased by affiliates. Accordingly, the share amounts set forth in this section are subject to change and will depend primarily on the price per share at which our common stock is sold in this offering and the total size of this offering. Please see “Use of Proceeds” elsewhere in this prospectus.

Stock Options

As of March 31, 2011, options to purchase a total of             shares of common stock were outstanding. of the shares of common stock subject to options are subject to lock-up agreements. An additional             shares of common stock were available for future option grants under our stock plans.

Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our 2010 long-term incentive plan. Subject to Rule 144 volume limitations applicable to affiliates, shares of common stock registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares of common stock are subject to vesting restrictions with us or the contractual restrictions described below.

Lock-up Agreements

We, the selling stockholders, our officers and directors and certain other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. These agreements are described under the section captioned “Underwriting.”

Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. have advised us that they have no present intent or arrangement to release any shares of common stock subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares of common stock subject to a lock-up, Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares of common stock requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares of common stock requesting the release is an officer, director or other affiliate of ours.

UNDERWRITING

Citigroup Global Markets Inc., UBS Securities LLC, Barclays Capital Inc. and Renaissance Securities (Cyprus) Limited are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
UBS Securities LLC
Barclays Capital Inc.
Renaissance Securities (Cyprus) Limited(1)
Stifel, Nicolaus & Company, Incorporated
Total

(1)	Any offers and sales of shares of our common stock by Renaissance Securities (Cyprus) Limited in the United States or to U.S. persons will be effected by or through its SEC-registered broker-dealer affiliate, RenCap Securities, Inc., or another SEC-registered broker-dealer, acting as a selling agent in accordance with applicable U.S. securities laws.

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares.

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per share. If all the shares of common stock are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend to make sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

If the underwriters sell more shares of common stock than the total number set forth in the table above, we and certain selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to         additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We, our officers and directors, the selling stockholders, certain of our employees and our other stockholders have agreed that, subject to certain exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc., dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

At our request, the underwriters have reserved up to     % of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying shares of common stock through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares of common stock through the directed share program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc., UBS Securities LLC and Barclays Capital Inc. may release any of the securities subject to these lock-up agreements at any time without notice. Any directed shares of common stock not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares of common stock.

Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for the shares of common stock was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares of common stock will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares of common stock will develop and continue after this offering.

We have applied to have our shares of common stock listed on the     under the symbol “EPAM”

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Paid by EPAM Systems, Inc.		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share	$	$	$	$
Total	$	$	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares of common stock in an amount up to the number of shares of common stock represented by the underwriters’ over-allotment option.

•	“Naked” short sales are sales of shares of common stock in an amount in excess of the number of shares of common stock represented by the underwriters’ over-allotment option.

•

Covering transactions involve purchases of shares of common stock either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase shares of common stock in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares of common stock to close the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option.

•	Stabilizing transactions involve bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of common stock. They may also cause the price of the shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the         , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of common stock which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Russia

This prospectus is only being distributed in Russia to “qualified investors” (as defined by the Russian Securities Law). The information in this prospectus may not be passed on to third parties or otherwise made publicly available in the Russian Federation. The common stock to which this prospectus relates and this prospectus itself have not been and will not be registered with the Russian Federal Service for Financial Markets and are not intended for placement or public circulation in the Russian Federation. The common stock will not be offered, advertised, transferred or sold as part of their initial distribution or at any time thereafter to or for the benefit of any persons (including legal entities) resident, incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation who is not a qualified investor in accordance with Russian law unless and to the extent otherwise permitted under Russian law.

Notice to Prospective Investors in Ukraine

Under Ukrainian law, the shares of common stock are securities of a foreign issuer. The shares of common stock are not eligible for initial offering and public circulation in Ukraine. Neither the issue of the shares of common stock nor a prospectus in respect of the shares of common stock has been, or is intended to be, registered with the State Commission on Securities and Stock Market of Ukraine. The information provided in this document is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the shares of common stock in Ukraine.

Notice to Prospective Investors in Chile

Neither we nor the shares of common stock have been registered with the Superintendencia de Valores y Seguros pursuant to Law No. 18.045, the ley de Mercado de Valores, and regulations thereunder. This prospectus does not constitute an offer of, or an invitation to subscribe for or purchase, the shares of common stock in the Republic of Chile, other than to individually identified buyers pursuant to a private offering within the meaning of Article 4 of the Ley de Mercado de Valores (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).”

Notice to Prospective Investors in Brazil

The offering will not be carried out by any means that would constitute a public offering in Brazil under Law 6385, of December 7, 1976, as amended, and under CVM Rule (instrução) No. 400, of December 29, 2003, as amended. The issuance, placement and sale of the shares of common stock have not been and will not be registered with the Brazilian Securities Commission — Comissão de Valores Mobiliarios — CVM. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the new units in Brazil is not legal without such prior registration. Documents relating to the offering of the shares of common stock, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the shares of common stock is not a public offering of securities in Brazil, nor may they be used in connection with any offer for subscription or sale of the shares of common stock to the public in Brazil. The underwriters have agreed to offer or sell the nor the shares of common stock in Brazil only under circumstances which do not constitute a public offering of securities under Brazilian laws and regulations.

Notice to Prospective Investors in Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland.

This document has been prepared without regard to the disclosure standards for issuance prospectuses under article 652a or article 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under article 27 et seq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

Notice to Prospective Investors in Hong Kong

The shares of common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares of common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of common stock offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The shares of common stock have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of common stock, debentures and units of shares of common stock and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares of common stock, debentures and units of shares of common stock and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for EPAM Systems, Inc. by Davis Polk & Wardwell LLP, New York, New York. Certain matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of EPAM Systems, Inc. as of December 31, 2010 and 2009 and for the three years ended December 31, 2010 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We maintain a website at http://www.epam.com. Our website and the information accessible through our website shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

EPAM Systems, Inc.

Newtown, PA

We have audited the accompanying consolidated balance sheets of EPAM Systems, Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in redeemable preferred stock and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of EPAM Systems, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, PA

June 10, 2011

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2010	2009
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$54,004	$52,927
Accounts receivable, net of allowance of $1,671 in 2010 and $2,982 in 2009	41,488	27,450
Unbilled revenues, net of allowance $0 in 2010 and $264 in 2009	23,883	13,952
Prepaid and other current assets	5,750	3,028
Deferred tax assets, current	3,122	1,362

Total current assets	128,247	98,719
Property and equipment, net	25,338	23,053
Restricted cash	2,438	373
Intangible assets, net	2,023	2,728
Goodwill	10,032	9,222
Deferred tax assets, long-term	2,294	1,160
Other long-term assets	486	152

Total assets	$170,858	$135,407

Liabilities
Current liabilities
Accounts payable	$2,001	$4,127
Accrued expenses	15,031	4,928
Deferred revenue	5,151	4,417
Due to employees	5,685	3,229
Revolving line of credit	–	7,000
Taxes payable	7,528	6,148
Deferred tax liabilities, current	331	213

Total current liabilities	35,727	30,062
Deferred tax liabilities, long-term	173	134

Total liabilities	$35,900	$30,196

Commitments and Contingencies (Note 15)
Preferred stock, $.001 par value; 5,000,000 authorized; 2,054,935 and 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009; $.001 par value 945,114 authorized, 384,804 and 675,081 Series A-2 convertible redeemable preferred stock issued and outstanding at December 31, 2010 and 2009	68,377	87,413
Puttable common stock, $.001 par value, 7,112 and 21,414 shares issued and outstanding at December 31, 2010 and 2009	332	1,264
Stockholders’ equity
Common stock, $.001 par value; 20,000,000 authorized; 2,351,264 and 2,337,723 shares issued; 2,131,801 and 2,132,563 shares outstanding at December 31, 2010 and 2009, respectively	2	2
Preferred stock, $.001 par value; 290,277 and 0 authorized Series A-3 convertible preferred stock issued and outstanding at December 31, 2010 and 2009, respectively	—	—
Additional paid-in capital	36,765	12,597
Retained earnings	47,718	20,842
Treasury stock	(15,972)	(15,040)
Accumulated other comprehensive loss	(2,264)	(1,867)

Total stockholders’ equity	66,249	16,534

Total liabilities and stockholders’ equity	$170,858	$135,407

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,
	2010	2009	2008
	(in thousands, except per share data)
Revenues	$221,824	$149,939	$160,632
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	132,528	88,027	91,205
Selling, general and administrative expenses	47,635	39,248	53,913
Depreciation and amortization expense	6,242	5,618	4,889
Other operating expenses, net	2,629	1,064	400

Income from operations	$32,790	$15,982	$10,225
Interest income	562	227	1,474
Interest expense	(76)	(185)	(129)
Foreign exchange (loss)	(2,181)	(1,617)	(3,819)

Income before provision for income taxes	$31,095	$14,407	$7,751
Provision for income taxes	2,787	879	3,701

Net income	$28,308	$13,528	$4,050

Net income per share of common stock:
Basic (common)	$6.71	$1.87	$0.02
Basic (puttable common)	$6.71	$1.87	$0.02
Diluted (common)	$6.34	$1.79	$0.02
Diluted (puttable common)	$6.34	$1.79	$0.02
Shares used in calculation of net income per share of common stock:
Basic (common)	2,132	2,090	2,006
Basic (puttable common)	18	19	14
Diluted (common)	2,414	2,309	2,247
Diluted (puttable common)	18	19	14

Pro forma net income per share of common stock (unaudited):
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock (unaudited):
Basic
Diluted

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2007	2,054,935	$31,448	10,468	$613	2,176,182	$2	—	$—	$5,842	$11,628	$—	$1,457	$18,929
Sale of Series A-2 convertible redeemable preferred stock (Note 12)	675,081	47,601	—	—	—	—	—	—	—	—	—	—	—
Accretion of A-1 preferred stock to redemption value	—	3,941	—	—	—	—	—	—	—	(3,941)	—	—	(3,941)
Issuance of common stock	—	—	—	—	1,587	—	—	—	18	—	—	—	18
Purchase of common stock	—	—	—	—	(195,773)	—	—	—	—	—	(14,500)	—	(14,500)
Stock issued in connection with acquisition of Plus Micro	—	—	4,208	313	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	1,200	117	65,317	—	—	—	2,680	—	—	—	2,680
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(3,138)	(3,138)	(3,138)
Net income	—	—	—	—	—	—	—	—	—	4,050	—	—	4,050	4,050

Balance, December 31, 2008	2,730,016	$82,990	15,876	$1,043	2,047,313	$2	—	$—	$8,540	$11,737	$(14,500)	$(1,681)	$4,098	$912
Accretion of A-1 convertible redeemable preferred stock to redemption value	—	4,423	—	—	—	—	—	—	—	(4,423)	—	—	(4,423)
Purchase of common stock	—	—	—	—	(9,387)	—	—	—	—	—	(540)	—	(540)
Stock issued in connection with acquisition of Rodmon	—	—	4,848	200	40,395	—	—	—	1,667	—	—	—	1,667
Stock issued in connection with acquisition of Plus Micro	—	—	690	21	—	—	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	—	—	54,242	—	—	—	2,390	—	—	—	2,390
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(186)	(186)	(186)
Net income	—	—	—	—	—	—	—	—	—	13,528	—	—	13,528	13,528

Balance, December 31, 2009	2,730,016	$87,413	21,414	$1,264	2,132,563	$2	—	$—	$12,597	$20,842	$(15,040)	$(1,867)	$16,534	$13,342

(Continued)

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN

REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (CONT’D)

	For the years ended December 31, 2010, 2009 and 2008
	Series A-1 and A-2, Convertible Redeemable Preferred		Puttable Common Stock		Common Stock		Series A-3 Convertible Preferred Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Comprehensive income
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balance, December 31, 2009	2,730,016	$87,413	21,414	$1,264	2,132,563	$2	—	$—	$12,597	$20,842	$(15,040)	$(1,867)	$16,534
Repurchase and retirement of Series A-2 convertible redeemable preferred stock	(290,277)	(20,468)	—	—	—	—	—	—	5,418	—	—	—	5,418
Issue of Series A-3 convertible preferred stock	—	—	—	—	—	—	290,277	—	14,971	—	—	—	14,971
Accretion of A-1 preferred stock to redemption value	—	1,432	—	—	—	—	—	—	—	(1,432)	—	—	(1,432)
Purchase of common stock (Note 12)	—	—	—	—	—	—	—	—	—	—	(6,392)	—	(6,392)
Net proceeds from sale of common stock (Note 12)	—	—	—	—	—	—	—	—	(58)	—	6,392	—	6,334
Purchase of puttable stock (Note 12)	—	—	(14,302)	(932)	—	—	—	—	932	—	(932)	—	—
Adjustment of shares issued in connection with acquisition of Rodmon	—	—	—	—	(1,462)	—	—	—	(60)	—	—		(60)
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,939	—	—	—	2,939
Proceeds from stock options exercise	—	—	—	—	700	—	—	—	26	—	—	—	26
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	(397)	(397)	(397)
Net income	—	—	—	—	—	—	—	—	—	28,308	—	—	28,308	28,308

Balance, December 31, 2010	2,439,739	$68,377	7,112	$332	2,131,801	$2	290,277	$—	$36,765	$47,718	$(15,972)	$(2,264)	$66,249	$27,911

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements

EPAM SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2010	2009	2008
	(in thousands)
Cash flows from operating activities:
Net Income	$28,308	$13,528	$4,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,242	5,618	4,889
Bad debt expense	202	1,702	4,820
Deferred taxes	(2,704)	(2,671)	1,372
Stock-based compensation	2,939	2,411	2,797
(Gain)/loss on asset disposals	(7)	162	—
Non-cash write offs	(41)	707	—
Other	383	1,409	1,748
Change in operating assets and liabilities (net of effects of acquisitions):
(Increase)/decrease in:
Accounts receivable	(13,791)	(2,240)	(3,972)
Unbilled revenues	(10,653)	(2,621)	(7,667)
Prepaid expenses and other assets	(2,253)	653	(456)
Increase (decrease) in:
Accounts payable	(2,646)	1,536	(1,708)
Accrued expenses	10,065	(2,196)	(3,846)
Deferred revenue	209	3,428	(3,605)
Due to employees	2,545	1,622	1,430
Taxes payable	1,675	3,064	(982)

Net cash provided by/(used in) operating activities	$20,473	$26,112	$(1,130)

Cash flows from investing activities:
Purchases of property and equipment	(8,365)	(1,049)	(9,842)
Payment for construction of building in Minsk	—	(8,447)	(7,749)
(Increase)/decrease in restricted cash and other long-term assets, net	(2,049)	466	(571)
Acquisition of businesses, net of cash acquired	(412)	—	(1,170)

Net cash (used in) investing activities	$(10,826)	$(9,030)	$(19,332)

Cash flows from financing activities:
Purchase of treasury stock	(7,324)	(540)	(14,500)
Proceeds from sale of treasury stock, net of costs	6,334		47,601
Repurchase of Series A-2 convertible redeemable preferred stock	(15,050)	—	18
Proceeds from issue of Series A-3 convertible preferred stock, net of costs	14,971
Proceeds related to line of credit	—	7,000	—
Repayment related to line of credit	(7,000)	—	(6,903)
Other	26	—	100

Net cash (used in)/provided by financing activities	$(8,043)	$6,460	$26,316

Effect of exchange-rate changes on cash and cash equivalents	(527)	(1,273)	(1,691)

Net increase in cash and cash equivalents	1,077	22,269	4,163
Cash and cash equivalents, beginning of year–January 1	52,927	30,658	26,495

Cash and cash equivalents, end of year	$54,004	$52,927	$30,658

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes	$5,577	$1,233	$5,083
Bank interest	101	185	123

Summary of non-cash investing and financing transactions:

•	Common stock issued in connection with acquisitions was $0 in 2010, $1,867 in 2009, and $313 in 2008.

•	Accretion of Series A-1 convertible redeemable preferred stock was $1,432 in 2010, $4,423 in 2009 and $3,941 in 2008.

The accompanying notes are an integral part of the consolidated financial statements.

EPAM SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009

AND FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

EPAM Systems, Inc. (the Company or EPAM) is a global IT services provider focused on complex software product development services, software engineering and vertically-oriented custom development solutions with delivery centers throughout central and eastern Europe. The Company provides these solutions to primarily Fortune Global 2000 companies in multiple verticals, including independent software vendors (ISVs) and technology, banking and financial services, business information and media, travel and hospitality and retail and consumer.

Since EPAM’s inception in 1993, the Company has focused on providing software product development services, software engineering and vertically-oriented custom development solutions through its global delivery model. This has served as a foundation for the Company’s other solutions, including custom application development, application testing, platform-based solutions, application maintenance and support, and infrastructure management.

The Company is incorporated in Delaware with headquarters in Newtown, PA, with multiple delivery centers located in Belarus, Ukraine, Russia, Hungary, Kazakhstan and Poland, and client management locations in the United States, United Kingdom, Germany, Sweden, Switzerland, Russia and Kazakhstan.

Principles of Consolidation — The consolidated financial statements include the financial statements of EPAM Systems, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Revenue Recognition — The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectability is reasonably assured. If there is an uncertainty about the project completion or receipt of payment for the consulting services, revenues are deferred until the uncertainty is sufficiently resolved. At the time revenues are recognized, we provide for client incentive programs and reduce revenues accordingly.

The Company defers amounts billed to its clients for revenues not yet earned. Such amounts are anticipated to be recorded as revenues as services are performed in subsequent periods. Unbilled revenues represent services provided which are billed subsequent to the period end in accordance with the contract terms.

The majority of the Company’s revenues (85.2% of revenues in 2010, 81.7% in 2009 and 81.2% in 2008) is generated under time-and-material contracts whereby costs and revenues are recognized as services are performed with the corresponding cost of providing those services reflected as cost of revenues. The majority of the revenues are billed on an hourly, daily or monthly basis whereby actual time is charged directly to the client.

Revenues from fixed-price contracts (12.3% of revenues in 2010, 15.5% in 2009 and 15.6% in 2008) are based on the proportional performance method. In instances where final acceptance of the product, system, or solution is specified by the client, revenues are deferred until all acceptance criteria have been met. In absence of a sufficient basis to measure progress towards completion, revenue is recognized upon receipt of final acceptance from the client. The complexity of the estimation process and factors relating to the assumptions, risks and uncertainties inherent with the application of the proportional performance method of accounting affects the amounts of revenues and related expenses reported in our consolidated financial statements. A number of internal and external factors can affect our estimates, including labor hours and specification and testing requirement changes.

The Company enters into multiple element arrangements with our clients under time-and-material and fixed fee contracts. In October 2009, the FASB issued new accounting standard which provides guidance for arrangement with multiple deliverables. We adopted this standard effective January 1, 2010 for all new or amended contracts beginning in 2010, and it did not have a material effect on our financial condition or consolidated results of operations. These arrangements consist of development services and other service deliverables that qualify for separate units of accounting. These deliverables qualify for multiple units of accounting and therefore arrangement consideration is allocated among the units of accounting based on their relative selling price. The relative selling price is either based on the price charged for the deliverable when it is sold separately, if available, or management’s best estimate of the selling price for that deliverable as we do not have third-party evidence of selling price. For multiple element arrangements under time-and-material contracts, revenue is recognized as services are performed. For arrangements under fixed fee contracts, revenue is recognized upon delivery of the service under the proportional performance method where revenue recognition for other services occur after the development services are delivered. Prior to the adoption of guidance for arrangement with multiple deliverables that we adopted on January 1, 2010, we did not have vendor-specific objective evidence for some of the multiple deliverables in both time-and-material and fixed fee arrangements, and therefore, only have one unit of accounting for these arrangements.

The Company reports gross reimbursable “out-of-pocket” expenses incurred as both revenues and cost of revenues in the consolidated statements of income.

Cost of revenues (exclusive of depreciation and amortization) — Consists principally of salaries, employee benefits and stock compensation expense, reimbursable and non-reimbursable travel costs and subcontractor fees.

Selling, general and administrative expenses — Consist of expenses associated with promoting and selling the Company’s services and include such items as sales and marketing personnel salaries, stock compensation expense and related fringe benefits, commissions, travel, and the cost of advertising and other promotional activities. General and administrative expenses include other operating items such as officers’ and administrative personnel salaries, marketing personnel salaries, stock compensation expense and related fringe benefits, legal and audit expenses, insurance, provision for doubtful accounts, and operating lease expenses.

Cash and Cash Equivalents — Cash equivalents are short-term, highly liquid investments that are readily convertible into cash, with maturities of three months or less at the date acquired. As of December 31, 2010 and 2009 all amounts are in cash.

Restricted Cash — Restricted cash represents cash that is restricted by agreements with third parties for special purposes (see Note 3).

Accounts Receivable — Accounts receivable are recorded at net realizable value. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The allowance for doubtful accounts is determined by evaluating the relative credit-worthiness of each client, historical collections experience and other information, including the aging of the receivables.

Recoveries of losses from accounts receivable written off in prior years are presented within income from operations on the Company’s consolidated statements of income. Collections in respect of prior year write-offs amounted to $1,686 for the year ended December 31, 2010 and $0 in each of the two years ended December 2009 and 2008.

The table below summarizes movements in qualifying accounts for the years ended December 31, 2010, 2009 and 2008:

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions/Other	Balance at End of Year
Allowance for Doubtful Accounts (billed and unbilled):
Fiscal Year 2008	$1,462	$4,779	$(1,809)	$4,432
Fiscal Year 2009	4,432	2,972	(4,158)	3,246
Fiscal Year 2010	3,246	1,493	(3,068)	1,671

Property and Equipment — Property and equipment acquired in the ordinary course of the Company’s operations are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets generally ranging from 3 to 50 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Goodwill and Other Intangible Assets — Goodwill is measured as the excess of the cost of an acquisition over the sum of the amounts assigned to tangible and intangible assets acquired less liabilities assumed. The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

The Company does not amortize goodwill but performs a test for impairment annually, or when indications of potential impairment exist, utilizing a fair value approach at the reporting unit level. The Company determines fair value using the income approach which estimates the fair value of its reporting units based on the future discounted cash flows. In testing for a potential impairment of goodwill, the Company estimates the fair value of its reporting units to which goodwill relates and determines the carrying value (book value) of the assets and liabilities related to those reporting units.

In the fourth quarter of fiscal 2010, 2009 and 2008, the Company completed its annual impairment testing of goodwill and determined there was no impairment.

The Company amortizes other intangible assets with determinable lives over their estimated useful lives. The Company records an impairment charge on these assets when it determines that their carrying value may not be recoverable. The carrying value is not recoverable if it exceeds the undiscounted future cash flows resulting from the use of the asset and its eventual disposition. When there exists one or more indicators of impairment, the Company measures any impairment of intangible assets based on a projected discounted cash flow method using a discount rate determined by the Company’s management to be commensurate with the risk inherent in its business model. The Company’s estimates of future cash flows attributable to its other intangible assets require significant judgment based on the Company’s historical and anticipated results. There was no indication of impairment for the years ended December 31, 2010, 2009 and 2008.

Impairment of Long-Lived Assets — Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment for potential impairment is based primarily on the Company’s ability to recover the carrying value of its long-lived assets from expected future cash flows from its operations on an undiscounted basis at each reporting date. If such assets are determined to be impaired, the impairment recognized is the amount by which the carrying value of the assets exceeds the fair value of the assets. Property and equipment to be disposed of by sale is carried at the lower of the then current carrying value or fair value less estimated costs to sell. The Company did not incur any impairments of long-lived assets for 2010, 2009, or 2008.

Income Taxes — The provision for income taxes includes federal, state, local and foreign taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be reversed. Changes to enacted tax rates would result in either increases or decreases in the provision for income taxes in the period of changes. The Company evaluates the realizability of deferred tax assets and recognizes a valuation allowance when it is more likely than not that all, or a portion of, deferred tax assets will not be realized.

The realization of deferred tax assets is primarily dependent on future earnings. Any reduction in estimated forecasted results may require that the Company record valuation allowances against deferred tax assets. Once a valuation allowance has been established, it will be maintained until there is sufficient positive evidence to conclude that it is more likely than not that the deferred tax assets will be realized. A pattern of sustained profitability will generally be considered as sufficient positive evidence to reverse a valuation allowance. If the allowance is reversed in a future period, the income tax provision will be correspondingly reduced. Accordingly, the increase and decrease of valuation allowances could have a significant negative or positive impact on future earnings. See Note 10 to the consolidated financial statements for further information.

On January 1, 2007, the Company adopted an accounting standard on income taxes regarding uncertain tax positions. The adoption did not have an effect on the results of operations or financial position of the Company. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the consolidated statements of income.

Foreign Currency Translation — Assets and liabilities of consolidated foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at period end exchange rates. Revenues and expenses are translated to U.S. dollars at daily exchange rates. The adjustment resulting from translating the financial statements of such foreign subsidiaries to U.S. dollars is reflected as a cumulative translation adjustment and reported as a component of accumulated other comprehensive income.

The Company reports the effect of exchange rate changes on cash balances held in foreign currencies as a separate item in the reconciliation of the changes in cash and cash equivalents during the period. Transaction gains and losses are included in the period in which they occur.

Risks and Uncertainties — Principally, all of the Company’s IT delivery centers and a majority of its employees are located in Central and Eastern Europe. As a result, the Company may be subject to certain risks associated with international operations, risks associated with the application and imposition of protective legislation and regulations relating to import and export, or otherwise resulting from foreign policy or the variability of foreign economic or political conditions. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potential geo-political and other risks associated with potentially adverse tax consequences, tariffs, quotas and other barriers.

At any time after January 1, 2011, the Series A-1 and Series A-2 convertible redeemable preferred stockholders may exercise their redemption option subject to all terms as defined in Note 12. As of the financial statement date, no stockholders have expressed any interest in exercising their redemption option.

Concentration of Credit — The Company maintains its cash and cash equivalents and short-term investments with high credit quality financial institutions. Trade accounts receivables are dispersed across many clients operating in different industries.

For the years ended December 31, 2010, 2009 and 2008 the top five clients accounted for 29.7%, 23.6% and 24.0% of revenues, respectively. For the years ended December 31, 2010, 2009 and 2008 the top ten clients accounted for 42.6%, 35.3% and 36.8% of revenues, respectively. One client accounted for 11.7%, 10.2% and 8.1% of revenues in 2010, 2009 and 2008, respectively. Accounts receivable for this client was 16.9% and 17.5% of total accounts receivable as of December 31, 2010 and 2009, respectively; unbilled revenues for this client was 23.9% and 16.9% of total unbilled revenues as of December 31, 2010 and 2009, respectively.

During the years ended December 31, 2010, 2009 and 2008 the Company incurred subcontractor costs of $12,219, $13,199 and $18,080, respectively, to a vendor for staffing, consulting, training, recruiting and other logistical / support services provided for the Company’s delivery and development operations in Eastern Europe. Such costs are included in cost of revenues in the accompanying consolidated statements of income.

Foreign currency risk — The Company generates revenues in various global markets based on client contracts obtained in non-U.S. dollar currencies, principally, Euros, British pounds and Russian Rubles. The Company incurs expenditures in non-U.S. dollar currencies, principally in Hungarian Forints, Euros, and Russian Rubles associated with the IT delivery centers located in Central and Eastern Europe. The Company is exposed to fluctuations in foreign currency exchange rates primarily on accounts receivable and unbilled revenues from sales in these foreign currencies, and cash flows for expenditures in foreign currencies. The Company doesn’t use derivative financial instruments to hedge the risk of foreign exchange volatility.

Interest rate risk — The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s cash and cash equivalents and the LIBOR+1.25% rate long-term credit facility (see Note 7). The Company doesn’t use derivative financial instruments to hedge the risk of interest rate volatility.

Fair value of financial instruments — The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and other current and non-current assets and liabilities. The fair values of these instruments approximate their carrying values due to their short-term nature.

Accounting for Stock-Based Employee Compensation Plans —Stock-based compensation expense for awards of equity instruments to employees and non-employee directors is determined based on the grant-date fair value of the awards ultimately expected to vest. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the option vesting term of four years (See Note 13).

The Company estimates forfeitures at the time of grant and revises its estimates, if necessary, in subsequent periods if actual forfeitures or vesting differ from those estimates. Such revisions could have a material effect on the Company’s operating results. The assumptions used in the valuation model are based on subjective future expectations combined with management judgment. If any of the assumptions used in the valuation model changes significantly, stock-based compensation for future awards may differ materially compared to the awards previously granted.

Recent Accounting Pronouncements — In October 2009, the Financial Accounting Standards Board, or FASB, issued a new accounting standard which provides guidance for arrangements with multiple deliverables. Specifically, the new standard requires an entity to allocate consideration at the inception of an arrangement to all of its deliverables based on their relative selling prices. In the absence of the vendor-specific objective evidence or third-party evidence of the selling prices, consideration must be allocated to the deliverables based on management’s best estimate of the selling prices. In addition, the new standard eliminates the use of the residual method of allocation. This guidance is required to be effective no later than the first quarter of 2011 and early adoption is permitted. We adopted this standard effective January 1, 2010. Our adoption did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In January 2010, the FASB issued new guidance requiring supplemental fair value disclosures and providing several clarifications regarding existing disclosure requirements. Specifically, the new guidance requires an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. In addition, the new standard requires a gross presentation of the Level 3 rollforward, stating separately information about purchases, sales, issuances, and settlements. The new guidance also provides clarification regarding the appropriate level of disaggregation of assets and liabilities for the purpose of fair value disclosures as well as the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 measurements. Our adoption of this standard did not have a material effect on our financial condition, consolidated results of operations or disclosures.

In December 2010, the FASB issued a new accounting standard requiring that Step 2 of the goodwill impairment test be performed for reporting units whose carrying value is zero or negative. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations.

In December 2010, the FASB issued new guidance clarifying some of the disclosure requirements related to business combinations that are material on an individual or aggregate basis. Specifically, the guidance states that if comparative financial statements are presented, the entity should disclose revenues and earnings of the combined entity as though the business combination(s) that occurred during the current year occurred as of the beginning of the comparable prior annual reporting period only. Additionally, the new standard expands the supplemental pro forma disclosure required by the authoritative guidance to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination in the reported pro forma revenues and earnings. This guidance was effective January 1, 2011. Our adoption of this standard will not have a material effect on our financial condition or consolidated results of operations. However, it may result in additional disclosures in the event that we enter into a business combination that is material either on an individual or aggregate basis.

2. ACQUISITIONS

Instant Information, Inc. — On August 20, 2010 EPAM agreed to acquire certain assets and assume certain liabilities of Instant Information, Inc. The primary purpose of this acquisition was to acquire skilled workforce and experienced management, the rights to the intellectual property embodied by our InfoNgen services and cloud deployment capabilities. The acquisition also considerably strengthens our existing business information and media services vertical. The purchase price consisted of $360 cash plus contingent consideration of $1,000 in Company stock. Contingent consideration is dependent upon the acquiree’s meeting specified level of performance over calendar years of 2010-2012. The Company estimates the fair value of this contingent consideration to be nil as of December 31, 2010. The results of Instant Information, Inc. are included in the Company’s consolidated financial statements from August 21, 2010.

Under the acquisition method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain intangible assets of Instant Information, Inc. as of the acquisition date. As part of the valuation process, relief from royalty method was used to determine the fair value of the trade name of $216. The intangible is being amortized over a 5 year life. Goodwill is amortizable over 15 years for tax purposes.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Cash and cash equivalents	$11
Restricted cash	107
Trade receivables	273
Prepaid and other assets	53
Property and equipment	113
Software	19
Trade name	216
Goodwill	838

Total assets acquired	1,630

Accounts payable	580
Accrued expenses	186
Deferred revenue	448
Liability under capital leases	36
Other taxes payable	20

Total liabilities assumed	1,270

Net assets acquired	$360

Included in consolidated statements of income for the year ended December 31, 2010 are $677 and $873 of revenues and net losses of the acquiree, respectively.

Total service fees related to the acquisition amount to $63 and are presented within selling, general and administrative expenses for the year ended December 31, 2010.

The pro forma results presented below include the effects of the Instant Information acquisition as if it had been consummated as of January 1, 2009.

	(unaudited)
	Pro Forma Year Ended December 31, 2010	Pro Forma Year Ended December 31, 2009
Revenues	$223,313	$158,606
Net income	24,976	11,363

Rodmon Systems, Inc. — On May 31, 2009, EPAM agreed to acquire substantially all the assets of Rodmon Systems Inc and Rodmon Belarus (combined known as “Rodmon”). The primary purpose of this acquisition was to acquire a strategic client relationship and experienced management and technical personnel. The purchase price was set based on 2009 calendar year collected revenue, which resulted in $1,867 in stock. The Company issued 40,395 shares of common stock and 4,848 shares of puttable common stock with an estimated fair value determined by management of the Company using market prices and multiples generated in similar transactions. The results of Rodmon are included in the Company’s consolidated financial statements from June 1, 2009.

Under the acquisition method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Rodmon as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,287. The intangible is being amortized over a 5 year life. No goodwill can be deducted for tax purposes.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Trade receivables	$405
Unbilled revenues	11
Prepaid assets	4
Property and equipment	39
Client relationships	1,288
Goodwill	920

Total assets acquired	2,667

Accounts payable	118
Due to employees	4
Accrued expenses	179
Deferred tax liability — long-term	499

Total liabilities assumed	800

Net assets acquired	$1,867

Included in consolidated statements of income for the year ended December 31, 2009 are $1,166 and $101 of revenues and net income of the acquiree, respectively.

The pro forma results presented below include the effects of the acquisition as if it had been consummated as of January 1, 2008.

	(unaudited)
	Pro Forma Year Ended December 31, 2009	Pro Forma Year Ended December 31, 2008
Revenues	$150,640	$161,733
Net income	13,523	4,038

Plus Micro — On June 13, 2008, EPAM agreed to acquire 100% (one hundred percent) of the charter capital of TOO “PLUS MICRO” (“Plus Micro”), a company organized and existing under the laws of the Republic of Kazakhstan. The business purpose of the acquisition was to expand our geographic footprint, broaden our service portfolio and help gain access to new clients throughout the CIS region.

The purchase price was approximately $1,407 (including transaction costs, net of $142 cash acquired) in cash and stock. The Company made cash payments of approximately $1,104, issued 4,208 shares of puttable common stock valued at $313 and paid $132 of cash 12 months after the acquisition date which was contingent on the verification of the accuracy of certain representations made by the sellers. The estimated fair value of common stock issued was determined by management of the Company using market prices and multiples generated in similar transactions. The results of operations of Plus Micro are included in the Company’s consolidated financial statements from June 1, 2008. The activity from June 1, 2008 to June 13, 2008 was immaterial to the consolidated financial statements of the Company.

Under the purchase method of accounting the Company has allocated the purchase price to the tangible and intangible assets and liabilities acquired based on their fair values. As part of the process, the Company performed a valuation analysis to determine the fair values of certain identifiable assets of Plus Micro as of the acquisition date. As part of the valuation process, the income approach was used to determine the fair value of the client relationship of $1,449. The intangible is being amortized over a five-year life.

The purchase price was allocated to the assets acquired based on their related fair values, as follows:

Cash and cash equivalents	$142
Unbilled revenues	33
Prepaid assets	20
Property and equipment	26
Client relationships	1,449
Other assets	21

Total assets acquired	1,691

Accounts payable	7
Due to employees	89
Taxes payable	46

Total liabilities assumed	142

Net assets acquired	$1,549

Disclosure of the pro forma results is impracticable, since the acquired entity was a local Kazhakstan company operating under local accounting standards that are not consistent with GAAP.

3. RESTRICTED CASH

Restricted cash consists of the following:

	2010	2009
Security deposits under client contracts	$1,819	$23
Deposit under employee loan programs	512	350
Security deposit under operating leases	107	—

Total	$2,438	$373

At December 31, 2010 and 2009 security deposits under client contracts included fixed amounts placed in respect of letters of credit and a bank guarantee intended to secure appropriate performance under respective contracts. The Company estimates the probability of non-performance under the contracts as remote, therefore, no provision for losses has been created in respect of this amounts as of December 31, 2010 and 2009.

Included in restricted cash as of December 31, 2010 and 2009 were deposits of $512 and $350, respectively, placed in connection with certain employee loan programs (See Note 15).

4. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets consist of the following:

	2010	2009
Prepaid expenses	$2,599	$1,589
Taxes receivable	1,927	847
Employee loans	432	99
Unamortized software licenses and subscriptions	442	149
Due from employees	194	83
Other	156	261

Total	$5,750	$3,028

5. PROPERTY AND EQUIPMENT — NET

Property and equipment consists of the following:

	Useful Life	2010	2009
Leasehold improvements	9 years	$1,826	$1,067
Furniture and fixtures	7 years	1,875	1,639
Office equipment	7 years	2,548	1,847
Purchased computer software	3 years	1,468	1,072
Computer hardware	3 years	14,662	10,390
Building	50 years	16,532	16,199

		38,911	32,214
Less accumulated depreciation and amortization		(13,573)	(9,161)

Total		$25,338	$23,053

Depreciation and amortization expense related to property and equipment was $5,243, $4,723 and $4,235 for the years ended December 31, 2010, 2009 and 2008, respectively.

6. GOODWILL AND INTANGIBLE ASSETS — NET

Goodwill by reportable segment:

	2010	2009
North America	$2,286	$1,448
EU	2,864	2,864
Russia	3,185	3,213
Other	$1,697	$1,697

Total	$10,032	$9,222

Changes in goodwill for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Balance at beginning of year	$9,222	$8,389
Acquisition of Rodmon (Note 2)	—	920
Acquisition of Instant Information (Note 2)	838	—
Effect of net foreign currency exchange rate changes	(28)	(87)

Balance at end of year	$10,032	$9,222

Components of intangible assets were as follows:

		2010
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,994	$(2,339)	$1,655
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(47)	368

Total		$4,764	$(2,741)	$2,023

		2009
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,988	$(1,540)	$2,448
Developed technology	3 years	355	(246)	109
Trade name	9 years	199	(28)	171

Total		$4,542	$(1,814)	$2,728

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles for the years ended December 31, presented in the table below:

	2010	2009	2008
Client relationships	$871	$763	$522
Developed technology	109	119	119
Trade name	19	13	13

Total	$999	$895	$654

Estimated amortization expenses of the Company’s existing intangible assets for the next five years are as follows:

Year Ending December 31,	Amount
2011	$757
2012	563
2013	392
2014	164
2015	44
Thereafter	103

Total	$2,023

7. LONG-TERM DEBT

Revolving Line of Credit — In November 2006, the Company entered into a revolving credit loan and security agreement (collectively “Credit Facility” or “Facility”) with a bank (the “Bank”). The Credit Facility is comprised of a five-year revolving line of credit pursuant to which the Company can borrow up to $7,000 at any point in time based on borrowing availability, as defined, at LIBOR plus 1.25%. The maximum borrowing availability under the Facility is based upon a percentage of eligible accounts receivable. On September 30, 2010, the Company and the Bank agreed to amend the Facility to increase the borrowing capacity to $15,000 and extend the term of same through October 15, 2013. As of December 31, 2010 and 2009, the borrowing capacity was $15,000 and $7,000, respectively.

The Facility is collateralized by 85% of US trade receivables, as defined. The Facility contains affirmative and negative covenants, including financial and coverage ratios. As of December 31, 2009, $7,000 in revolving credit borrowing was outstanding under a 6-month LIBOR contract due in July 2010. No borrowing was outstanding as of December 31, 2010, and the Company was in compliance with all debt covenants as of that date.

8. ACCRUED EXPENSES

Accrued expenses consist of the following:

	2010	2009
Compensation	$7,856	$1,750
Subcontractor costs	6,026	2,546
Professional fees	228	142
Facilities costs	109	105
Other	812	385

Total	$15,031	$4,928

9. TAXES PAYABLE

Taxes payable consist of the following:

	2010	2009
Corporate profit tax	$2,668	$2,717
Payroll taxes and social security	1,460	911
Value added tax	3,400	2,520

Total	$7,528	$6,148

10. INCOME TAXES

Income before provision for income taxes shown below is based on the geographic location to which such income is attributed for years ended December 31:

	2010	2009	2008
Income (loss) before income tax expense:
Domestic	$809	$122	$(3,152)
Foreign	30,286	14,285	10,903

Total	$31,095	$14,407	$7,751

Income tax expense (benefit) consists of:
Current
Federal	$2,918	$1,652	$1,079
State	160	335	271
Foreign	2,573	1,563	979
Deferred
Federal	(1,016)	(1,112)	(120)
State	(76)	(146)	(15)
Foreign	(1,772)	(1,413)	1,507

Total	$2,787	$879	$3,701

Deferred tax assets and liabilities are provided for the effects of temporary differences between the tax basis of an asset and liability and its reported amount in the consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

The components of the Company’s deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:
Fixed assets	$606	$161
Intangible assets	458	330
Accrued expenses	1,977	738
Net operating loss carryforward	424	344
Deferred revenue	1,128	777
Stock-based compensation	934	592
Foreign currency exchanges	171	59
Restricted stock options	487	510
Other assets	20	113

Deferred tax assets	$6,205	$3,624

Deferred tax liabilities:
Fixed assets	238	200
Accrued revenue	299	438
Deferred intercompany gain	707	770
Other liabilities	49	41

Deferred tax liability	$1,293	$1,449

Net deferred tax asset	$4,912	$2,175

At December 31, 2010, the Company had current and non-current deferred tax assets of $3,122 and $2,294, respectively and current and non-current tax liabilities of $331 and $173, respectively. At December 31, 2009, the Company had current and non-current deferred tax assets of $1,362 and $1,160, respectively and current and non-current tax liabilities of $213 and $134, respectively.

At December 31, 2010, the Company had federal net operating losses of $88, which are available to offset future taxable income and expire in 2023 for federal income tax purposes. These net operating losses are attributed to the B2Bits Corp acquisition. As a result of a change in control of B2Bits Corp in November 2007, the Company’s ability to use its federal net operating losses to offset future taxable income is limited under IRC Section 382 to $43 per year. The Company expects to utilize all of its net operating loss carryforwards prior to their expiration. The Company had foreign net operating losses of $1,408, which are available to offset taxable income for foreign income tax purposes indefinitely.

Undistributed earnings of non-US subsidiaries were $90,490 and $58,121 as of December 31, 2010 and 2009, respectively. These earnings are considered to be permanently reinvested in non-US operations or will be reinvested substantially free of additional tax. Accordingly, no provisions for US federal and state taxes have been provided thereon.

If such earnings are repatriated in the future, or are no longer deemed to be indefinitely reinvested, we will accrue the applicable amount of taxes associated with such earnings. Due to the various methods by which such earnings could be repatriated in the future, it is not practicable to determine the amount of applicable taxes that would result from such repatriation.

Deferred taxes have not been provided on the excess book basis in the shares of certain foreign subsidiaries because these basis differences are not expected to reverse in the foreseeable future. These basis differences could reverse through a sale of the subsidiaries, the receipt of dividends from the subsidiaries, as well as various other events.

The provision for income taxes differs from the amount of income tax determined by applying the applicable US statutory federal income tax rate to pretax income as follows:

	2010	2009	2008
Statutory federal tax	$10,572	$4,900	$3,252
Increase (decrease) in taxes resulting from:
State taxes, net of federal benefit	216	159	188
Effect of permanent differences	1,957	404	3,158
Rate differential between U.S. and foreign	(9,947)	(4,403)	(2,206)
Change in foreign tax rate	101	39	(352)
Foreign taxes, net of federal benefit	—	(8)	(436)
Other	(112)	(212)	97

Income tax expense	$2,787	$879	$3,701

The growth in the permanent differences related to expenses incurred related to the settlement of litigation that will not be deductible and therefore create a permanent difference.

On September 22, 2005, the president of Belarus signed the decree “On the High-Technologies Park” (the “Decree”). The Decree is aimed at boosting the country’s high-technology sector. The Decree stipulates that member technology companies have a 100% exemption from Belarusian income tax of 24% effective July 1, 2006. The Decree is in effect for a period of 15 years from date of signing.

The current tax law in Hungary allows the Company a tax credit of 10% of annual qualified salaries, taken over a 4 year period, for up to 70% of the total tax due for that period. The Company has been able to take the full 70% credit for 2008-2010.

The aggregate dollar benefits derived from these tax holidays approximated $9.0 million, $5.5 million and $2.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. The benefit the tax holiday had on diluted net income per share approximated $1.76 in the year ended December 31, 2010 and $1.07 for the year ended December 31, 2009 and $0.52 for the year ended December 31, 2008.

In January of 2007, the Company adopted ASC 740-10, Accounting for Uncertainty in Income Taxes. The adoption did not have a material effect on the results of operations or financial position of the Company. The liability for unrecognized tax benefits is included in income tax liability within the consolidated balance sheets at December 31, 2010 and 2009. At December 31, 2010 and 2009, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state tax positions) was $55 and $273, respectively, (excluding penalties and interest of $3 and $129, respectively). Of this total, $55 and $199, respectively, (net of the federal benefit on state tax issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of its provision for income taxes. The total amount of accrued interest and penalties resulting from such unrecognized tax benefits was $3, $129 and $365 at December 31, 2010, 2009 and 2008, respectively. Included in the provision for income taxes is interest and penalties in the amount of 42, 195 and 104 for the years ended December 31, 2010, 2009 and 2008, respectively.

The beginning to ending reconciliation of the gross unrecognized tax benefits are as follows:

	2010	2009	2008
Gross Balance at January 1	$274	$670	$1,857
Decreases due to settlement	(218)	(396)	(1,187)

Balance at December 31	$56	$274	$670

There are no tax positions for which it is reasonably possible that unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company files income tax returns in the United States and in various states, local and foreign jurisdictions. The Company’s significant tax jurisdictions are the U.S. Federal, Pennsylvania, Russia, Denmark, Germany, Ukraine, United Kingdom, Hungary, and Kazakhstan. The tax years subsequent to 2006 remain open to examination by the Internal Revenue Service. Generally, the tax years subsequent to 2006 remain open to examination by various state and local taxing authorities and various foreign taxing authorities.

11. OPERATING SEGMENTS

Our reportable segments are: North America, Europe, Russia and Other. This determination is based on the unique business practices and market specifics of each region and that each region engages in business activities from which it earns revenues and incurs expenses. Our chief operating decision maker evaluates the Company’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to similar factors, pressures and challenges. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as an allocation of certain shared services expenses. Certain expenses are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

Revenues from external clients and segment operating profit, before unallocated expenses, for the North America, Europe, Russia and Other reportable segments were as follows for the years ended December 31:

	2010	2009	2008
Total segment revenues:
North America	$110,179	$77,068	$77,919
Europe	68,420	37,372	28,867
Russia	31,388	24,625	46,082
Other	11,522	10,621	7,486

Total segment revenues	$221,509	$149,686	$160,354

Segment operating profit (loss):
North America	$28,496	$21,436	$15,407
Europe	15,057	6,024	3,227
Russia	3,119	(726)	5,339
Other	1,414	(1,069)	2,523

Total segment operating profit	$48,086	$25,665	$26,496

Intersegment transactions were excluded from the above on the basis they are neither included into the measure of a segment’s profit and loss by the chief operating decision maker, nor provided to the chief operating decision maker on a regular basis.

Reconciliation of reportable segment revenues and operating profit to the consolidated income from operations for the years ended December 31, 2010, 2009 and 2008 is presented below:

	2010	2009	2008
Total segment revenues	$221,509	$149,686	$160,354
Unallocated revenue	315	253	278

Revenues	$221,824	$149,939	$160,632

	2010	2009	2008
Total segment operating profit	$48,086	$25,665	$26,496

Unallocated Amounts:
Other revenue	315	253	278
Stock-based compensation expense	(2,939)	(2,411)	(2,797)
Legal settlement	(2,608)	—	—
Non-corporate taxes	(2,344)	(1,896)	(1,374)
Professional fees	(1,229)	(1,213)	(1,836)
Depreciation and amortization	(1,021)	(916)	(654)
Bank charges	(548)	(449)	(600)
Provision for bad debts	(265)	2,159	(2,449)
Other corporate expenses	(4,657)	(5,210)	(6,839)

Income from operations	$32,790	$15,982	$10,225

Geographic Area Information

Management has determined that it is not practical to allocate identifiable assets by segment since such assets are used interchangeably amongst the segments. Geographical information about the Company’s long-lived assets is based on physical location of the assets at the end of each of the years ended December 31:

	2010	2009
North America	$386	$476
Europe	745	693
Russia	1,268	1,168
Other	22,939	20,716

Total	$25,338	$23,053

Long-lived assets include property and equipment, net of accumulated depreciation and amortization. Information about the Company’s revenues by client location for each of the three years ended December 31 is as follows:

	2010	2009	2008
United States	$117,027	$80,168	$79,881
Russia	31,488	24,503	42,853
United Kingdom	32,584	18,785	16,247
Switzerland	9,751	2,369	89
Kazakhstan	7,480	5,253	7,503
Germany	7,239	6,110	4,610
Netherlands	5,399	4,013	3,129
Other locations	7,083	6,607	3,292
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

Revenues by client location differ from the segment information above, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of where the client is located.

Service Offering Information

Information about the Company’s revenues by service offering for each of the three years ended December 31 is as follows:

	Year Ended December 31,
	2010	2009	2008
Software development	$149,658	$105,397	$117,313
Application testing services	44,459	28,489	27,096
Application maintenance and support	19,262	11,828	10,917
Infrastructure services	2,823	—	94
Licensing	1,849	2,094	2,184
Reimbursable expenses and other revenues	3,773	2,131	3,028

Revenues	$221,824	$149,939	$160,632

12. PREFERRED AND COMMON STOCK

Series A-1 Convertible Redeemable Preferred Stock (“Series A-1 Preferred”) — On January 20, 2006, Siguler Guff LLC, a New York based private equity investment firm, acting through its affiliated investment funds Russia Partners II LP (RPII) and Russia Partners EPAM Fund LP (RPE), purchased 657,354 shares of Series A-1 Preferred at $12.17 per share or $8,000. At the same time, RPII and RPE also acquired 1,397,581 shares of the Company’s common stock from existing holders, and the Company enabled RPII and RPE to convert such shares into 1,397,581 shares of Series A-1 Preferred. The difference between the share price of the Series A-1 Preferred ($12.17 per share) and the common stock ($9.02 per share) exchanged of $6,803 has been recorded as a deemed dividend. The Company accreted the 12.5% compounded annual rate of return through April 15, 2010, in accordance with the redemption provision as detailed below. Annual accretion was $1,432, $4,423 and $3,941 for the years ended December 31, 2010, 2009 and 2008, respectively. The ending redemption value was $41,245, $39,813 and $35,390 at December 31, 2010, 2009 and 2008, respectively.

The terms of the Series A-1 Preferred are as follows:

Dividends — No dividends will be paid on the Series A-1 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-1 Preferred will receive their purchase price of the Series A-1 Preferred ($12.17 per share) plus a 12.5% compounded annual rate of return on the purchase price.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

Redemption — At any time after January 1, 2011, if the Company has not affected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-1 Preferred, voting together as a separate class, may by written request require the Company to redeem all or any number of shares of the Series A-1 Preferred in four equal semi-annual installments beginning thirty calendar days from the date of the redemption election and ending on the date one and one-half years after such date. The Company shall affect such redemptions on the applicable redemption date by paying in cash in exchange for each share of Series A-1 Preferred to be redeemed then outstanding an amount equal to the Series A-1 Preferred liquidation amount ($12.17 per share plus a 12.5% compounded annual rate of return) on such redemption date.

Pursuant to section 6.8 of the Series A-3 convertible preferred stock purchase agreement, the 12.5% compounded annual return related to the Series A-1 Preferred, which has been part of the Series A-1 liquidation amount, ceases after the date of issuance of the Series A-3 Preferred. EPAM terminated the accretion related to this liquidation amount on or about April 15, 2010.

Voting — Each holder of a share of Series A-1 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-1 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion Rights — Any holder of Series A-1 Preferred may convert any share of Series A-1 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-1 Preferred purchase price ($12.17 per share) by (ii) the Series A-1 conversion price then in effect. The initial conversion price for the Series A-1 Preferred (the “Series A-1 Conversion Price”) shall be equal to the purchase price ($12.17 per share). The Series A-1 Conversion Price from time to time in effect is subject to adjustment, as defined. Each share of Series A-1 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-1 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-1 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt of a per share amount of cash proceeds or non-cash property valued equal to or greater than the Series A-1 Preferred liquidation amount, as defined.

Series A-2 Convertible Redeemable Preferred Stock (“Series A-2 Preferred”) — On February 19, 2008, the Company completed a private placement and raised net proceeds of $47,601 ($50,000 gross less $2,399 costs) from the sale of 675,081 shares of Series A-2 Preferred at a sale price of $74.0652 per share. The ending carrying value was $27,132, $47,601 and $47,601 at December 31, 2010, 2009 and 2008, respectively.

In connection with this private placement, the Company designated the Series A-2 Preferred as a new series of preferred stock and renamed the existing series of shares of Series A preferred stock as Series A-1 Preferred.

On January 19, 2010, the Company entered into a stock repurchase agreement with certain stockholders to repurchase 290,277 of Series A-2 Convertible Redeemable Preferred Stock at a per share price of $51.85 for a total consideration of $15,050. On November 10, 2010, Board of Directors of the Company voted to retire these shares.

The Series A-2 Preferred shares have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-2 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-2 Preferred holders will receive their liquidation preference.

In the event of any liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is less than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($74.0652) plus a 12.5% compounded annual rate of return if the purchase price is less than the percentage ceiling amount, as defined, or the greater of (1) $74.0652 per share and (2) the percentage ceiling amount, as defined.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-2 post-money valuation, as defined, the holders of shares of Series A-2 Preferred shall be entitled to receive either their per share purchase price of the Series A-2 Preferred ($74.0652) plus a $12.5% to 18% compounded annual rate of return on the purchase price, if greater than the percentage ceiling amount, as defined, or the percentage ceiling amount, as defined.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

Redemption — At any time after January 1, 2011, if the Company has not effected a qualified public offering, as defined, the holders of at least a majority of the then outstanding shares of Series A-2 Preferred, may, by written request, require the Company to redeem all or any number of shares of the Series A-2 Preferred in three equal installments payable no later than the 12th, 18th and 24th month following the date of the redemption election. The Company shall effect such redemptions on the applicable redemption date by paying in cash in exchange for each shares of Series A-2 Preferred to be redeemed then outstanding, a per share amount equal to the lesser of (x) an amount that would provide a compounded annual return of 12.5% from the date of initial issuance date and (y) the percentage ceiling amount. At any time after January 1, 2011, the redemption per share amount is equal to the lesser of (x) the hurdle amount, an amount that would provide an annual IRR, as defined, from the initial issuance date of such share of at least 17, provided, however, that the hurdle amount, as defined, shall cease to compound after December 31, 2010 and (y) the percentage ceiling amount, as defined. The percentage ceiling amount means, initially, 17.1% and thereafter adjusted pro rata for any changes in the percentage of capital stock of the Company owned by the holders of shares of Series A-2 Preferred (on a fully diluted basis) multiplied by the aggregate value of all Common Stock (assuming conversion of the Series A Preferred) as reasonably determined by the Board in good faith.

Voting — Each holder of a Series A-2 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-2 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-2 Preferred may convert any share of Series A-2 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-2 Preferred purchase price ($74.0652 per share) by (ii) the Series A-2 conversion price then in effect. The initial conversion price for the Series A-2 Preferred (the “Series A-2 Conversion Price”) shall be equal to the purchase price ($74.0652 per share). The Series A-2 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-2 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-2 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-2 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined, that results in the receipt per share of amount of cash proceeds or non-cash property valued equal to or greater than, the lesser of (x) their purchase price of the Series A-2 Preferred ($74.0652 per share) plus a 12.5% compounded annual rate of return on the purchase price and (y) the percentage ceiling amount, as defined.

Registration Rights — The holders of at least majority of the Series A-2 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Series A-3 Convertible Preferred Stock (“Series A-3 Preferred”)

On April 15, 2010, the Company created and issued 290,277 shares of Series A-3 Preferred at $51.85 per share, for a total consideration of $14,971, net of costs.

The Series A-3 Preferred have the following rights and preferences:

Dividends — No dividends will be paid on the Series A-3 Preferred unless dividends are paid on common stock.

Liquidation — Before any payment to the common stockholders, the Series A-3 Preferred holders will receive their liquidation preference.

In the event of liquidation that values 100% of the equity securities of the Company on a fully-diluted basis at an amount that is equal to or greater than the Series A-3 liquidation amount, as defined, the holders of shares of Series A-3 Preferred shall be entitled to receive their prorata portion based on the per share amount available to common stockholders.

If the assets distributable to the holders of the Series A Preferred upon a liquidation are insufficient to pay the full Series A-1, A-2 and A-3 Preferred liquidation amounts, then such assets or the proceeds shall be distributed among the holders of the Series A-1, A-2 and A-3 Preferred ratably in proportion to the respective amount to which they otherwise would be entitled.

Voting — Each holder of a Series A-3 Preferred shall be entitled to voting rights and powers equal to the voting rights and powers of common stock (except as otherwise expressly provided or as required by law) voting together with the common stock as a single class on an as-converted to common stock basis. Each share of Series A-3 Preferred (including fractional shares) shall be entitled to one vote for each whole share of common stock that would be issuable upon conversion of such shares on the record date for determining eligibility to participate in the action being taken.

Conversion rights — Any holder of Series A-3 Preferred may convert any share of Series A-3 Preferred held by such holder into a number of shares of common stock determined by dividing (i) the Series A-3 Preferred purchase price ($51.84564 per share) by (ii) the Series A-3 conversion price then in effect. The initial conversion price for the Series A-3 Preferred (the “Series A-3 Conversion Price”) shall be equal to the purchase price ($51.84564 per share). The Series A-3 Conversion Price from time in effect is subject to adjustment, as defined. Each share of Series A-3 Preferred shall automatically be converted into shares of common stock at the then effective applicable Series A-3 Conversion Price upon the earliest of (i) the date specified by vote or written consent or agreement of holders of at least a majority of the shares of Series A-3 Preferred then outstanding, (ii) effective immediately before a qualified public offering, as defined, or (iii) effective upon the closing of a liquidation or a reorganization event, as defined.

Registration Rights — The holders of at least majority of the Series A-3 Preferred holders, may, by written request, require the Company to file a registration statement with certain limitations.

Puttable Stock — As part of consideration paid in business combinations (see Note 2), the Company issued common stock to certain stockholders of the acquired companies. The shares had an attached Put Option that provided the holders with the right to put the shares at the original per share value in the event the Company does not have a qualified public offering or reorganization event within a specified period from the acquisition date. The Company issued 0, 5,538 and 5,410 shares for the years ending December 31, 2010, 2009 and 2008, respectively.

Treasury Stock — During 2010, the Company purchased 14,304 shares of puttable common stock, at a cost of $932, in connection with the execution of a stockholder put option. During the fourth quarter of 2009, the

Company purchased 9,387 shares of common stock, at a cost of $540, in connection with the execution of a stockholder put option. During the second quarter of 2008, the Company purchased 195,773 shares of common stock, at a cost of $14,500, in connection with certain equity transactions authorized by the board of directors.

13. STOCK COMPENSATION

Restricted Stock Units — As of December 31, 2008, 54,931 restricted shares were issued and outstanding. The shares were valued at their fair market value on date of grant and vest in accordance with individual agreements. The shares carry a restriction to transferability prior to vesting, and upon vesting are automatically converted into common stock of the Company. The shares vest over a specified period or if issued as part of an acquisition, based on milestones. In general, the Shares become fully vested upon reorganization or a liquidity event. The stock-based compensation charge related to shares granted was $0, $851 and $1,304 in 2010, 2009 and 2008, respectively. Summary of restricted stock activity as of December 31, 2010, and changes during the years then ended is presented below:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock outstanding at December 31, 2007	119,558	$18.20
Restricted stock granted	1,892	74.07
Restricted stock vested	(66,519)	19.16

Unvested restricted stock outstanding at December 31, 2008	54,931	$18.97
Restricted stock granted	—	—
Restricted stock vested	(54,931)	18.97

Unvested restricted stock outstanding at December 31, 2009	—	—
Restricted stock granted	—	—
Restricted stock vested	—	—

Unvested restricted stock outstanding at December 31, 2010	—	—

All restricted stock units were fully vested as of December 31, 2009.

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). The Company’s stock option plan permits the granting of options to directors, employees, and certain independent contractors. The Compensation Committee of the Board of Directors generally has the authority to select individuals who are to receive options and to specify the terms and conditions of each option so granted, including the number of shares covered by the option, the exercise price, vesting provisions, and the overall option term. A total of 924,480 shares of common stock have been reserved for issuance under the 2006 Plan. All of the options issued pursuant to the 2006 Plan expire ten years from the date of grant.

As of December 31, 2010, 2009 and 2008, options to purchase 797,323, 478,414 and 496,820 shares of common stock, respectively, were issued and outstanding under the 2006 Plan. The stock-based compensation charge related to stock option grants for 2010, 2009 and 2008 was $2,939, $1,560 and $1,493, respectively. A summary of stock option activity as of December 31, 2010, 2009 and 2008, and changes during the years then ended is presented below:

	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding at January 1, 2008	502,309	$20.61	$26,852
Options granted	17,611	74.08	(706)
Options exercised	(1,500)	12.16	(33)
Options forfeited/cancelled	(21,600)	26.43	(429)

Options outstanding at December 31, 2008	496,820	$22.28	$5,825

Options granted	8,500	37.04	76
Options forfeited/cancelled	(26,906)	27.21	(429)

Options outstanding at December 31, 2009	478,414	$18.41	$13,277

Options granted	346,869	46.17	3,064
Options exercised	(700)	37.04	(13)
Options forfeited/cancelled	(27,260)	23.81	(850)

Options outstanding at December 31, 2010	797,323	$30.28	$19,708

Options vested and exercisable at December 31, 2010	413,433	16.63	15,861
Options expected to vest	326,061	44.85	3,309

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The Company recognizes the fair value of each option as compensation expense ratably using the straight-line method over the service period (generally the vesting period). The Black-Scholes model incorporates the following assumptions:

a. Expected volatility — the Company estimates the volatility of common stock at the date of grant using historical volatility of peer public companies. The expected volatility was 43%, 49% and 45% in 2010, 2009 and 2008, respectively.

b. Expected term — the Company estimates the expected term of options granted using the simplified method of determining expected term as outlined in SEC Staff Accounting Bulletin 107 is used for grants. The expected term was 6.25 years in 2010, 2009 and 2008.

c. Risk-free interest rate — the Company estimates the risk-free interest rate using the U.S. Treasury yield curve for periods equal to the expected term of the options in effect at the time of grant. The risk-free rate was approximately 1.78%, 3.0% and 3.4% in 2010, 2009 and 2008.

d. Dividends — the Company uses an expected dividend yield of zero since it has never declared or paid any dividends on its common stock. The Company intends to retain any earnings to fund future growth and the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

Additionally, the Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. It uses a combination of historical data and other factors to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest.

As of December 31, 2010, 2009 and 2008 there was $6,650, $1,837 and $2,879, respectively, of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the plan. That cost is expected to be recognized over the next 2 years using the weighted average method.

During the fourth quarter of 2010, the Company modified certain parameters pertaining to the stock option award issued on August 13, 2010. Summary of the key terms of the modification follows:

	After modification	Before modification
Number of grantees	20	20
Number of options granted	75,620	69,000
Strike price	$55.00	$37.04

The modification had no impact on the estimated costs related to the stock options issued on August 13, 2010.

14. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the participating securities as if the options have been exercised. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	2010	2009	2008
Numerator for common earnings per share:
Net income	$28,308	$13,528	$4,050
Accretion of preferred stock	(1,432)	(4,423)	(3,941)
Net income allocated to participating securities	(17,984)	(5,201)	(63)
Effect on income available from redemption of preferred stock	5,418	—	—

Numerator for basic (common) earnings per share	14,310	3,904	46
Effect on income available from reallocation of options	996	224	3

Numerator for diluted (common) earnings per share	$15,306	$4,128	$49

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	118	36	0
Effect on income available from reallocation of options	(7)	(2)	(0)

Numerator for diluted (puttable common) earnings per share	111	34	0

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	2,132	2,090	2,006

Effect of dilutive securities:
Stock options	282	219	241

Denominator for diluted (common) earnings per share	2,414	2,309	2,247

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	18	19	14

Earnings per share:
Basic (common)	$6.71	$1.87	$0.02
Basic (puttable common)	6.71	1.87	0.02
Diluted (common)	6.34	1.79	0.02
Diluted (puttable common)	6.34	1.79	0.02

Excluded Options due to Anti-Dilutive	225	—	72

15. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the years ended December 31, 2010, 2009 and 2008 was $6,724, $6,399, and $8,383 respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2010 are as follows:

Year ending December 31,	Operating Leases
2011	$9,553
2012	7,334
2013	4,150
2014	1,558
2015	634
Thereafter	988

Total minimum lease payments	$24,217

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a security deposit of 30% of the value of loans outstanding at each reporting date. As of December 31, 2010 and 2009, the total commitment of the Company under these guarantees was $1,222 and $1,511, respectively. The Company estimates a probability of material losses under the program as remote, therefore, no provision for losses was recognized for the years ended December 31, 2010 and 2009.

Litigation — From time to time, the Company is involved with litigation, claims or other contingencies. Management is not aware of any such matters, except as described below, that would have a material effect on the consolidated financial statements of the Company.

In September, 2010, the Company entered into a Settlement Agreement and Release (“Agreement”) with a former officer and their related parties (“Plaintiffs”). In consideration and exchange for the releases, promises, and other covenants given by the Plaintiffs in this agreement, and for the purchase by the Company all of the EPAM common stock held by the Plaintiffs, the Company agreed to make a one-time aggregate cash payment of $9 million to the Plaintiffs. The Company has determined that the fair value of 123,294 shares of common stock at the time of settlement was $51.85 per share, or roughly $6.4 million, which was recorded as treasury stock within Stockholders’ Equity. The remaining amount of $2.6 million was recorded as a current period expense within other operating expenses. Subsequently, the Company reissued 84,148 shares to the existing A-3 stockholders at $51.85 shares, and 39,146 shares to existing A-2 stockholders also at $51.85 per share.

16. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2011, the date the financial statements were available to be issued.

******

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	As of March 31, 2011	As of December 31, 2010
	(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$48,631	$54,004
Accounts receivable, net of allowance of $1,532 and $1,671, respectively	39,848	41,488
Unbilled revenues, net of allowance of $164 and $0, respectively	34,832	23,883
Prepaid and other current assets	8,344	5,750
Deferred tax assets, current	2,940	3,122

Total current assets	134,595	128,247
Property and equipment, net	28,030	25,338
Restricted cash	2,497	2,438
Intangible assets, net	1,804	2,023
Goodwill	10,263	10,032
Deferred tax assets, long-term	2,551	2,294
Other long-term assets	533	486

Total assets	$180,273	$170,858

Liabilities
Current liabilities
Accounts payable	$1,466	$2,001
Accrued expenses	10,379	15,031
Deferred revenue	4,284	5,151
Due to employees	9,535	5,685
Revolving line of credit	—	—
Taxes payable	7,706	7,528
Deferred tax liabilities, current	49	331

Total current liabilities	33,419	35,727
Deferred tax liabilities, long-term	184	173

Total liabilities	$33,603	$35,900

Commitments and contingencies (See Note 6)
Preferred stock. $.001 par value; 5,000,000 authorized; 2,054,935 Series A-1 convertible redeemable preferred stock issued and outstanding; $.001 par value 945,114 authorized 384,804 Series A-2 convertible redeemable preferred stock issued and outstanding at March 31, 2011 and December 31, 2010	70,669	68,377
Puttable common stock, $.001 par value, 7,112 issued and outstanding	332	332
Stockholders’ equity
Common stock, $.001 par value; 20,000,000 authorized; 2,351,264 shares issued and 2,131,801 shares outstanding at March 31, 2011 and December 31, 2010	2	2
Preferred stock, $.001 par value; 290,277 authorized Series A-3 convertible preferred stock issued and outstanding at March 31, 2011 and December 31, 2010	—	—
Additional paid-in capital	35,191	36,765
Retained earnings	57,460	47,718
Treasury stock	(15,972)	(15,972)
Accumulated other comprehensive loss	(1,012)	(2,264)

Total stockholders’ equity	75,669	66,249

Total liabilities and stockholders’ equity	$180,273	$170,858

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	For the Three Months Ended March 31,
	2011	2010
	(in thousands, except per share data)
Revenues	$72,802	$42,007
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	45,505	26,186
Selling, general and administrative expenses	13,793	10,594
Depreciation and amortization expense	1,690	1,441
Other operating expenses, net	2	39

Income from operations	$11,812	$3,747
Interest income	189	108
Interest expense	(2)	(49)
Foreign exchange (loss)	(134)	(582)

Income before provision for income taxes	11,865	3,224
Provision for income taxes	2,123	36

Net income	$9,742	$3,188

Net income per share of common stock:
Basic (common)	$1.53	$1.59
Basic (puttable common)	$1.53	$1.59
Diluted (common)	$1.42	$1.51
Diluted (puttable common)	$1.42	$1.51
Shares used in calculation of net income per share of common stock:
Basic (common)	2,132	2,133
Basic (puttable common)	7	21
Diluted (common)	2,515	2,371
Diluted (puttable common)	7	21
Pro forma net income per share of common stock:
Basic
Diluted
Shares used in calculation of pro forma net income per share of common stock:
Basic
Diluted

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	(in thousands)
Cash flows from operating activities:
Net income	$9,742	$3,188
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,690	1,441
Bad debt expense	(26)	(79)
Deferred taxes	(294)	(742)
Stock-based compensation	714	298
Other	(397)	297
Change in operating assets and liabilities (net of effects of acquisitions):
(Increase)/decrease in:
Accounts receivable	2,399	5,188
Unbilled revenues	(10,639)	(7,813)
Prepaid expenses and other assets	440	(574)
Increase/(decrease) in:
Accounts payable	(600)	(2,782)
Accrued expenses	(4,877)	1,620
Deferred revenue	(983)	(976)
Due to employees	3,711	1,907
Taxes payable	(518)	(3,497)

Net cash provided by/(used in) operating activities	$362	$(2,524)

Cash flows from investing activities:
Purchases of property and equipment	(6,318)	(1,851)
(Increase)/decrease in restricted cash and other long-term assets, net	(83)	23

Net cash (used in) investing activities	$(6,401)	$(1,828)

Cash flows from financing activities:
Purchases of Series A-2 convertible redeemable preferred stock	—	(15,050)

Net cash (used in) financing activities	$—	$(15,050)

Effect of exchange rate changes on cash and cash equivalents	666	(675)

Net decrease in cash and cash equivalents	(5,373)	(20,077)
Cash and cash equivalents, beginning of year–January 1	54,004	52,927

Cash and cash equivalents, end of period	$48,631	$32,850

Summary of non-cash investing and financing transactions:

•	Accretion of Series A-2 convertible redeemable preferred stock was $2,292 in 2011 and $0 in 2010.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

EPAM SYSTEMS INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(US DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and Article 10 of Regulation S-X under the Securities and Exchange Act of 1934, as amended. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements (and notes thereto) for the year ended December 31, 2010. In our opinion, all adjustments considered necessary for a fair presentation of the accompanying unaudited condensed consolidated financial statements have been included, and all adjustments are of a normal and recurring nature. Operating results for the interim periods are not necessarily indicative of results that may be expected to occur for the entire year.

Principles of Consolidation — The consolidated financial statements include the financial statements of EPAM Systems Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience, knowledge of current conditions and its beliefs of what could occur in the future, given available information. Actual results could differ from those estimates, and such differences may be material to the financial statements.

2. GOODWILL AND INTANGIBLE ASSETS—NET

Changes in goodwill for the three months ended March 31, 2011 are as follows:

Amount
Goodwill as of December 31, 2010	$10,032
Effect of net foreign currency exchange rate changes	231

Goodwill as of March 31, 2011	$10,263

Goodwill by reportable segment as of March 31, 2011 are as follows:

Amount
North America	$2,286
EU	2,864
Russia	3,416
Other	1,697

Total	$10,263

All of the intangible assets have finite lives and as such are subject to amortization. Amortization of intangibles for the three months ended March 31, 2011 was $208.

Components of Intangible assets as of March 31, 2011 and December 31, 2010, were as follows:

		March 31, 2011
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$4,021	$(2,570)	$1,451
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(62)	353

		$4,791	$(2,987)	$1,804

		December 31, 2010
	Weighted average life at acquisition	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	5 years	$3,994	$(2,339)	$1,655
Developed technology	3 years	355	(355)	—
Trade name	8 years	415	(47)	368

		$4,764	$(2,741)	$2,023

Estimated future amortization expenses of the Company’s existing intangible assets are as follows:

Amount
Rest of 2011	$629
Thereafter	1,317

Total	$1,946

3. RESTRICTED CASH

Restricted cash consists of the following:

Amount
Security deposits under client contracts.	$1,814
Deposit under Employee Loan Programs	576
Security deposit under operating leases	107

Total	$2,497

At March 31, 2011, security deposits under client contracts included fixed amounts placed in respect of letters of credit and a bank guarantee intended to secure appropriate performance under respective contracts. The Company estimates the probability of non-performance under the contracts as remote, therefore, no provision for losses has been created in respect of this amounts as of March 31, 2011.

Included in restricted cash as of March 31, 2011 were deposits of $576 placed in connection with certain employee loan programs (See Note 6).

4. LONG-TERM DEBT

Revolving Line of Credit—In November 2006, the Company entered into a revolving credit loan and security agreement (collectively “Credit Facility” or “Facility”) with a bank (the “Bank”). The Credit Facility is comprised of a five year revolving line of credit pursuant to which the Company can borrow up to $7,000 at any point in time based on borrowing availability, as defined, at LIBOR plus 1.25%. The maximum borrowing availability under the Facility is based upon a percentage of eligible accounts receivable. On September 30, 2010, the Company and the Bank agreed to amend the Facility to increase the borrowing capacity to $15,000 and extend the term of same through October 15, 2013. As of March 31, 2011, the borrowing capacity was $15,000.

The Facility is collateralized by 85% of US trade receivables, as defined. The Facility contains affirmative and negative covenants, including financial and coverage ratios. No borrowing was outstanding as of March 31, 2011 and the Company was in compliance with all debt covenants as of that date.

5. EARNINGS PER SHARE

Basic EPS is computed by dividing the net income applicable to common stockholders for the period by the weighted average number of shares of common stock outstanding during the same period. Our Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred, restricted stock units and puttable common stock are considered participating securities since these securities have non-forfeitable rights to dividends or dividend equivalents during the contractual period of the award and thus require the two-class method of computing EPS. When calculating diluted EPS, the numerator is computed by adding back the undistributed earnings allocated to the participating securities in arriving at the basic EPS and then reallocating such undistributed earnings among the participating securities as if the options have been exercised. The denominator is increased to include the number of additional common shares that would have been outstanding had the options been issued.

The following table sets forth the computation of basic and diluted earnings per share as follows:

	Three Months Ended March 31,
	2011	2010
Numerator for common earnings per share:
Net income	$9,742	$3,188
Accretion of preferred stock	(2,292)	(1,227)
Net income allocated to participating securities	(4,188)	(3,999)
Effect on income available from redemption of preferred stock	—	5,418

Numerator for basic (common) earnings per share	3,262	3,380
Effect on income available from reallocation of options	306	194

Numerator for diluted (common) earnings per share	$3,568	$3,574

Numerator for (puttable common) earnings per share:
Net income allocated to basic (puttable common)	11	34
Effect on income available from reallocation of options	(1)	(2)

Numerator for diluted (puttable common) earnings per share	10	32

Denominator for basic (common) earnings per share:
Weighted average common shares outstanding	2,132	2,133
Effect of dilutive securities:
Stock options	383	238

Denominator for diluted (common) earnings per share	2,515	2,371

Denominator for basic and diluted (puttable common) earnings per share:
Weighted average puttable common shares outstanding	7	21

Earnings per share:
Basic (common)	$1.53	$1.59
Basic (puttable common)	1.53	1.59
Diluted (common)	1.42	1.51
Diluted (puttable common)	1.42	1.51

Excluded Options due to Anti-Dilutive	—	—

6. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases office space under operating leases, which expire at various dates through 2018. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Rent expense under operating lease agreements for the three months ended March 31, 2011 and 2010 was $2,043 and $1,494 respectively. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of March 31, 2011 are as follows:

Amount
Rest of 2011	$6,869
2012	6,899
2013	4,045
2014	2,272
2015	1,375
Thereafter	3,401

Total minimum lease	$24,861

Employee Loan Program — Starting in third quarter of 2006, the Company started to guarantee bank loans for certain of its key employees. Under the conditions of the guarantees, the Company is required to maintain a security deposit of 30% of the value of loans outstanding at each reporting date. As of March 31, 2011 the total commitment of the Company under these guarantees was $1,114. The Company estimates a probability of material losses under the program as remote, therefore, no provision for losses was recognized for the three months ended March 31, 2011.

Litigation — From time to time, the Company is involved with litigation, claims or other contingencies. Management is not aware of any such matters that would have a material effect on the consolidated financial statements of the Company.

7. COMPREHENSIVE INCOME

The components of accumulated other comprehensive income as of March 31, 2011 and December 31, 2010 were as follows:

	March 31, 2011	December 31, 2010
Foreign currency translation adjustments	$(1,013)	$(2,264)

Total accumulated other comprehensive income	$(1,013)	$(2,264)

The components of comprehensive income for the three months ended March 31, 2011 and 2010 were as follows:

	2011	2010
Comprehensive income:
Net income	$9,742	$3,188
Foreign currency translation adjustments	1,251	(474)

Total comprehensive income	$10,993	$2,714

8. SEGMENT INFORMATION

Our reportable segments are: North America, Europe, Russia and Other. This determination is based on the unique business practices and market specifics of each region and that each region engages in business activities from which it earns revenues and incurs expenses. Our chief operating decision maker evaluates the Company’s performance and allocates resources based on segment revenues and operating profit. Segment operating profit is defined as income from operations before unallocated costs. Generally, operating expenses for each operating segment have similar characteristics and are subject to similar factors, pressures and challenges. Expenses included in segment operating profit consist principally of direct selling and delivery costs as well as an allocation of certain shared services expenses. Certain expenses are not specifically allocated to specific segments as management does not believe it is practical to allocate such costs to individual segments because they are not directly attributable to any specific segment. Further, stock based compensation expense is not allocated to individual segments in internal management reports used by the chief operating decision maker. Accordingly, these expenses are separately disclosed as “unallocated” and adjusted only against our total income from operations.

Revenues from external customers and segment operating profit, before unallocated expenses, for the North America, Europe, Russia and Other reportable segments for the three months ended March 31, 2011 and 2010, are as follows:

	Three Months Ended March 31,
	2011	2010
Total segment revenues:
North America	$34,166	$22,156
Europe	25,202	12,301
Russia	9,996	5,258
Other	3,329	2,280

Total segment revenues	$72,693	$41,995

Segment operating profit/(loss):
North America	$8,624	$6,203
Europe	4,384	2,070
Russia	1,382	(693)
Other	296	(499)

Total segment operating profit	$14,686	$7,081

Intersegment transactions were excluded from the above on the basis they are neither included into the measure of a segment’s profit and loss by the chief operating decision maker, nor provided to the chief operating decision maker on a regular basis.

Reconciliation of segment revenues and operating profit to consolidated income from operations is presented below:

	Three Months Ended March 31,
	2011	2010
Total segment revenues	$72,693	$41,995
Unallocated revenue	109	12

Revenues	$72,802	$42,007

	Three Months Ended March 31,
	2011	2010
Total segment operating profit	$14,686	$7,081
Unallocated amounts:
Other revenues	109	12
Stock-based compensation expense	(714)	(298)
Non-corporate taxes	(580)	(527)
Professional fees	(298)	(490)
Depreciation and amortization	(230)	(256)
Bank charges	(149)	(119)
Other corporate expenses	(1,012)	(1,656)

Income from operations	$11,812	$3,747

Geographic Area Information

Management has determined that it is not practical to allocate identifiable assets by segment since such assets are used interchangeably amongst the segments. Geographical information about the Company’s long-lived assets based on physical location of the assets is:

	As of March 31, 2011	As of December 31, 2010
North America	$719	$386
Europe	952	745
Russia	1,554	1,268
Other	24,805	22,939

Total	$28,030	$25,338

Long-lived assets include property and equipment, net of accumulated depreciation and amortization.

Information about the Company’s revenues by client location is as follows:

	Three Months Ended March 31,
	2011	2010
United States	$37,257	$23,565
United Kingdom	13,668	6,041
Russia	9,503	5,179
Switzerland	3,595	1,171
Kazakhstan	1,745	1,542
Germany	1,325	1,521
Sweden	1,298	504
Netherlands	1,242	1,162
Other locations	2,069	738
Reimbursable expenses and other revenues	1,100	584

Revenues	$72,802	$42,007

Revenues by client location differ from the segment information above, which is not solely based on the geographic location of the clients but rather is based on managerial responsibility for a particular client regardless of where the client is located.

Service Offering Information

Information about the Company’s revenues by service offering is as follows:

	Three Months Ended March 31,
	2011	2010
Software development	$47,995	$28,886
Application testing services	14,310	8,526
Application maintenance and support	6,646	3,683
Infrastructure services	1,947	65
Licensing	804	263
Reimbursable expenses and other revenues	1,100	584

Revenues	$72,802	$42,007

9. STOCK COMPENSATION

Stock Option Plan — Effective May 31, 2006, the Board of Directors of the Company adopted the 2006 Stock Option Plan (the “2006 Plan”). As of March 31, 2011, a total of 924,480 shares of common stock have been reserved for issuance under the 2006 Plan.

The following costs related to the Company’s stock compensation plan are included in the unaudited consolidated statements of income:

	Three Months Ended March 31,
	2011	2010
Cost of revenues	$270	$147
Sales, general and administrative	444	151

Total	$714	$298

Stock option activity under the Company’s plans is set forth below:

	Number of Options	Weighted Average	Aggregate Intrinsic Value
Options outstanding at December 31, 2010	797,323	$30.28	$19,708
Options exercised	—	—	—
Options forfeited/cancelled	(9,000)	50.20	(133)

Options outstanding at March 31, 2011	788,323	$30.49	$27,205

Options vested and exercisable at March 31, 2011	481,381	19.98	21,672
Options expected to vest	279,104	45.99	5,306

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 10, 2011, the date the financial statements were available to be issued.

            Shares

EPAM Systems, Inc.

Common Stock

PRELIMINARY PROSPECTUS

                    , 2011

Citi	UBS Investment Bank	Barclays Capital	Renaissance Securities (Cyprus) Limited

Stifel Nicolaus Weisel

Until                     , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
Registration fee		$11,610
FINRA filing fee		10,500
Listing fee			*
Transfer agent’s fees			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Blue Sky fees and expenses			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section of the registrant’s Bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since January 1, 2008, the registrant has sold the following securities without registration under the Securities Act of 1933:

Issuance of capital stock

On February 19, 2008, the Company raised approximately $47,601,000 ($50,000,000 less $2,399,000 costs) through the private placement of 675,081 shares of Series A-2 convertible redeemable preferred stock to an investor group lead by Renaissance Capital for a purchase price of $74.0652 per share. Each share of Series A-2 convertible redeemable preferred stock will convert into         shares of common stock upon the closing of this offering.

On June 13, 2008, the Company issued 4,208 shares of puttable common stock and 1,892 restricted shares of common stock, valued at $74.0652 per share, to a group of selling stockholders as consideration for the acquisition of TOO “PLUS MICRO.” The restricted shares of common stock have vested.

On May 31, 2009, the Company issued 40,395 shares of common stock and 4,848 shares of puttable common stock to Rodmon Systems, Inc. for an aggregate value of $1.9 million as consideration for the acquisition of the assets of Rodmon Systems, Inc.

On April 15, 2010, the Company raised approximately $15,050,000 through the sale of 290,277 shares of Series A-3 convertible redeemable preferred stock to Rainmeadow Holding Group for a purchase price of $51.85 per share. Each share of Series A-3 convertible preferred stock will convert into         shares of common stock upon the closing of this offering.

On September 30, 2010, the Company raised $4,362,707 through the private placement of 84,148 shares of common stock to Rainmeadow Holdings Limited.

On October 6, 2010, the Company raised $2,029,549 through the private placement of 39,146 shares of common stock to Euroventures III Limited Partnership.

Additionally, another 119,558 restricted shares issued prior to January 1, 2008 have fully vested into common stock.

Each of the foregoing sales of securities was made in reliance upon the exemption for registration provided by Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) for transactions by an issuer not involving a public offering. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

Grants and exercises of stock options’ awards of restricted stock

Since January 1, 2008, we granted to our employees and consultants options to purchase an aggregate of 372,980 shares of common stock pursuant to our 2006 Stock Option Plan at exercise prices ranging from $37.04 to $55.00 per share for an aggregate exercise price of $16,980,911; and

Since January 1, 2008, we issued and sold an aggregate of 2,287 shares of common stock upon the exercise of options issued to certain employees and consultants providers at exercise prices ranging from $12.16 to $37.04 per share, for an aggregate consideration of $45,226.

No underwriters were involved in the foregoing sales of securities. The issuances of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation D or Rule 701 promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules

(a) The following exhibits are filed as part of this registration statement:

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering

4.1	*	Form of Common Stock Certificate

4.2		Amended and Restated Registration Rights Agreement dated February 19, 2008

4.3		Registration Rights Agreement dated April 26, 2010

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1		Revolving line of credit between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.2		Security Agreement between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.3		Borrowing Base Rider between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.4		First Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated September 30, 2010

10.5		Amended and Restated Committed Line of Credit Note dated September 30, 2010

10.6	*	Form of executive employment agreement

10.7	*	EPAM Systems, Inc. 2006 Stock Option Plan

10.8	*	EPAM Systems, Inc. 2006 Stock Option Plan Option Agreement

21.1		Subsidiaries of the Registrant

23.1		Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.

(b) The following financial statement schedule is filed as part of this registration statement:

None

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newtown, State of Pennsylvania, on the 10th day of June, 2011.

EPAM SYSTEMS, INC.

By:	/s/ ARKADIY DOBKIN
	Name:	Arkadiy Dobkin
	Title:	Chairman, CEO and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints ARKADIY DOBKIN, ILYA CANTOR, GINGER MOSIER, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ ARKADIY DOBKIN	Chairman, CEO and President (principal executive officer)	June 10, 2011
Arkadiy Dobkin

/S/ ILYA CANTOR Ilya Cantor	Chief Financial Officer (principal financial officer and principal accounting officer)	June 10, 2011

/S/ KARL ROBB	Director	June 10, 2011
Karl Robb

/S/ ANDREW J. GUFF	Director	June 10, 2011
Andrew J. Guff

/S/ DONALD P. SPENCER	Director	June 10, 2011
Donald P. Spencer

/S/ ROSS GOODHART	Director	June 10, 2011
Ross Goodhart

EXHIBIT INDEX

Exhibit Number		Description

1.1	*	Form of Underwriting Agreement

3.1	*	Form of Third Amended and Restated Certificate of Incorporation, to be in effect upon completion of this offering

3.2	*	Form of Amended and Restated Bylaws to be in effect upon completion of this offering

4.1	*	Form of Common Stock Certificate

4.2		Amended and Restated Registration Rights Agreement dated February 19, 2008

4.3		Registration Rights Agreement dated April 26, 2010

5.1	*	Opinion of Davis Polk & Wardwell LLP

10.1		Revolving line of credit between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.2		Security Agreement between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.3		Borrowing Base Rider between EPAM Systems, Inc. and PNC Bank, National Association dated November 22, 2006

10.4		First Amendment to loan documents between EPAM Systems, Inc. and PNC Bank, National Association dated September 30, 2010

10.5		Amended and Restated Committed Line of Credit Note dated September 30, 2010

10.6	*	Form of executive employment agreement.

10.7	*	EPAM Systems, Inc. 2006 Stock Option Plan

10.8	*	EPAM Systems, Inc. 2006 Stock Option Plan Agreement

21.1		Subsidiaries of the Registrant

23.1		Consent of Independent Registered Public Accounting Firm

23.2	*	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

24.1		Power of Attorney (included on signature page)

*	To be filed by amendment.